UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

February 28, 2006

Kathleen E. Shannon
Senior Vice President, Secretary
and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, NY 10270

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/28/2006

Re: American International Group, Inc.

Dear Ms. Shannon:

This is in regard to your letter dated February 22, 2006 concerning the shareholder proposal submitted by Kenneth Steiner for inclusion in AIG's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that AIG therefore withdraws its January 13, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

06026818

Sincerely,

Mark F. Vilardo
Special Counsel

cc: Kenneth Steiner
14 Stoner Ave., Apt. 2M
Great Neck, NY 11021-2100

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

5272

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 13, 2006

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. — Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy card and 2006 proxy statement (the "Proxy Materials") for its 2006 annual meeting of shareholders by Kenneth Steiner, naming John Chevedden as his designated representative (the "Proponent"). The proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal should be omitted from the Proxy Materials for the following reasons:

1. the Proponent has submitted more than one proposal;

2. the Proposal may be omitted as the Company would not have the power to implement the Proposal; and

3. the Proposal has already been substantially implemented.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal states:

"RESOLVED: Shareholders request our board of directors to adopt a policy whereby, in the event of a restatement of financial results, our board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of our company all such bonuses or awards to the extent that these performance targets were not achieved.

This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

Grounds for Omission

1. ***The Proponent has submitted more than one proposal (Rule 14a-8(c))***

At the outset, the Company respectfully directs the Staff's attention to the fact that this Proposal is one of two submitted to the Company this year by the Proponent, acting as proxy for two shareholders. Attached as Annex B is a copy of the second proposal. Despite a request for clarification, the Proponent failed to narrow his submission to one proposal. (Attached as Annex C is the letter to the Proponent and attached as Annex D is the Proponent's response.)

The Proponent himself does not qualify under Rule 14a-8(b) as an eligible proponent. By serving as proxy to other shareholders, this same Proponent has consistently evaded the prohibition on submissions of more than one proposal by a single shareholder. See The Boeing Co. (March 2, 2002); Northrop Grunman Corp. (March 22, 2002); Southwest Airlines Co. (March 13, 2001). Notwithstanding the fact that the Staff has not expressed its agreement with these grounds for exclusion in the past, we believe that the fact that the Proponent continues to disregard Rule 14a-8(c) and engage in this practice should cause the Staff to consider our request on these grounds. In particular, we believe exclusion on these grounds is important to protecting the purpose and intent of Rule 14a-8(c).

Due to the Proponent's submission of more than one proposal, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal and Supporting Statement are omitted on this basis.

2. ***The Proposal may be omitted as the Company would not have the power to implement the Proposal (Rule 14a-8(i)(6))***

The Proposal is beyond the legal power of the Company to implement under Rule 14a-8(i)(6) because implementation of the Proposal would cause the Company to unilaterally breach the terms of employment agreements with its senior executives. See Galaxy Foods Company (reconsidered October 12, 1999); NetCurrents Inc. (reconsidered June 1, 2001).

The second paragraph of the Proposal directs the Company to adopt enabling or consistent text in all applicable employment agreements and compensation plans in order to effectuate the recoupment policy. This paragraph essentially mandates that the Company unilaterally amend its existing senior executive employment agreements. The Company has entered into binding employment agreements with three of its senior executives (the "Senior Executives").

Attached are the following: (1) Annex E - a copy of the agreement governing the employment of President and Chief Executive Officer, Martin J. Sullivan; (2) Annex F - a copy of the agreement governing the employment of Executive Vice Chairman and Chief Operating Officer, Donald P. Kanak; and (3) Annex G - a copy of the agreement governing the employment of Executive Vice President and Chief Financial Officer, Steven J. Bensinger. The employment agreements in Annex E through Annex G are collectively identified as the "Agreements."

Section 4(b) of each of the Agreements entitles each of the Senior Executives to a bonus based on the attainment of certain targets. There is no provision in the Agreements that requires the Company to recoup bonuses should financial results be restated. Therefore, as the Proposal requires, an amendment to the Agreements would be necessary in order to implement the Proposal.

Under Section 15(d) of the Agreements, the Agreements "may not be altered, modified or amended" except by a written instrument signed by the parties thereto. Contrary to the requirements of the Proposal, the Company may not unilaterally amend the Agreements.

By amending the Agreements, the Company would violate the express terms of the Agreements. Because unilateral modification by the Company would be a breach of its obligations, the Company lacks the power and authority to implement the Proposal.

In the past, the Staff has not recommended action against companies that excluded shareholder proposals that would cause the company to breach existing agreements or arrangements. See Liz Claiborne (March 18, 2002); NetCurrents Inc. (reconsidered June 1, 2001); BankAmerica Corp. (February 24, 1999).

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(6).

3. *The Proposal has already been substantially implemented (Rule 14a-8(i)(10))*

Rule 14a-8(i)(10) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the Commission has indicated the proposal need not be "fully effected" by the registrant, so long as it has been "substantially implemented." Release No. 34-20091, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. ¶83,417 (August 16, 1983). Accordingly, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a registrant has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by the shareholder proponent and the registrant's actions. See AMR Corporation (April 17, 2000) ("AMR"); Masco Corporation (March 29, 1999) ("Masco"); Erie Indemnity Company (March 15, 1999).

The primary purpose of the Proposal is to review all performance based bonuses and other awards that were made to senior executives during a period of restatement and to recoup any to the extent targets were not met. The Company has already met these objectives, and therefore seeks to exclude the Proposal. See Humana Inc. (February 27, 2001); AMR; Masco; BankAmerica Corporation (February 10, 1997).

Under the Company's Senior Partners Plan, attached as Annex H, the Compensation Committee has the authority to adjust the dollar value of "senior partner units" awarded under the Senior Partner Plans for any restatements. In addition, under the Company's 2005/2006 Deferred Compensation Profit Participation Plan, attached as Annex I, the Compensation Committee may adjust the earnings-per-share threshold that must be satisfied under the plan for AIG common stock to be allocated in the event of a restatement in earnings per share for the relevant period. Both of these plans provide awards to key AIG executives, including its senior executives.

The Senior Partners Plan and the 2005/2006 Deferred Compensation Profit Participation Plan are the two principal employee benefit plans for the Company's senior executives. The vast bulk of the senior executives' compensation is derived from these plans. As a result of the "clawback" provisions in these plans, we believe that the primary objective of the Proposal has been met.

For the foregoing reasons, the Company believes

that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annexes A through I of its intention to omit the Proposal from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 4, 2006.

The Company hereby respectfully requests that the Staff indicate that it will not to recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in the undersigned's absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

Senior Vice President,
Secretary and Deputy General Counsel

(Enclosures)

cc: Eric N. Litzky
(American International Group, Inc.)
John Chevedden
Kenneth Steiner

Annex A

Please see attached.

[November 30, 2005]

3 – Recoup Unearned Management Bonuses

"RESOLVED: Shareholders request our board of directors to adopt a policy whereby, in the event of a restatement of financial results, our board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of our company all such bonuses or awards to the extent that these performance targets were not achieved.

This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans.

Similar to Proposal Voted at Computer Associates

This proposal is similar to the proposal voted at the Computer Associates (CA) August 2004 annual meeting. In October 2003 Computer Associates announced that it had inflated revenues in the fiscal year ending March 31, 2000 by reporting revenue from contracts before they had been signed.

Bonuses for senior executives that year were based on income exceeding goals. Sanjay Kumar, then CEO, received a $3.2 million bonus based on Computer Associates' supposedly superior performance. Mr. Kumar did not offer to return his bonus based on discredited earnings.

There is no excuse for over-compensation based on discredited earnings at any company. This proposal will give us as shareholders more options if we find ourselves in a situation similar to the Computer Associates scenario. If it appears that our Company reported erroneous results that must be negatively restated, then our board should be enabled, by adoption of this proposal, to recoup executive pay that was not earned or deserved.

Incentive pay needs to focus on motivating senior executives

On November 7, 2005, AIG determined that it will be required to restate its previously issued financial statements for the years ended December 31, 2004, 2003 and 2002, along with affected Selected Consolidated Financial Data for 2001 and 2000 and quarterly financial information for 2004 and the first two quarters of 2005. AIG's prior financial statements for those periods should therefore no longer be relied upon.

The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm said it had long rated AIG poorly for its overall board effectiveness, its weak overall board composition, its questionable compensation practices, and its equally questionable strategic decision-making and accounting practices.

It is not enough for AIG's compensation system to encourage good work. It needs also to discourage bad work and misstatement of results.

Recoup Unearned Management Bonuses
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Kenneth Steiner, 14 Stoner Ave., 2M. Great Neck, NY 11021 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting.
Please acknowledge this proposal within 14-days.

Annex B

Please see attached.

[November 21, 2005]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted.

The primary purpose of our Chairman and Board of Directors is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

54% Yes-Vote

Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one forward step and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

- The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:
  - "F" in Overall Board Effectiveness.
  - "D" in Board Composition.
  - "F" in CEO Compensation.
  - "F" in Litigation & Regulatory Problems.
  - "D" in Accounting.

  Overall Governance Risk Assessment = High

- We had no provision for an Independent Chairman as a permanent part of our corporate governance – Independent oversight concern.
- We had 16 directors – Unwieldy board concern and CEO dominance concern.
- Our full board had only 5 meetings in a year.

- Four directors were rated "problem directors" by The Corporate Library:
  1) Mr. Aidinoff – because he chaired the director nomination committee at American International Group, which received a Board Composition grade of "F" by TCL.
  2) Mr. M. Cohen – because he chaired the executive compensation committee at American International Group, which received a CEO Compensation rating of "F" by TCL.
  3) Amb. Hills – due to significant losses of shareholder value at Time Warner, Lucent Technologies and American International Group during her director tenure.
  4) Mr. W. Cohen – due to his past involvement with the board of Global Crossing Limited, which filed for Chapter 11 bankruptcy.

These "problem directors" also wielded more power because of their positions on our key Committees:

Mr. Aidinoff and Amb. Hills served on our Audit Committee.

Mr. W. Cohen served on our Compensation Committee.

Mr. M. Cohen and Amb. Hills served on our Nomination and Governance Committees. These less-than-best practices reinforce the reason to take one step forward and adopt this proposal.

Moreover

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. If a CEO, who is also the Chairman, wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Independent Board Chairman
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

William Steiner, 9254 Via Classico East, Wellington, FL 33411 and 112 Abbottsford Gate, Piermont, NY 10968 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please acknowledge this proposal within 14-days and advise the most convenient fax number and email address for the Corporate Secretary's office.

Annex C

Please see attached.

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

December 12, 2005

CERTIFIED MAIL, RETURN RECEIPT REQUESTED

John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: American International Group, Inc. ("AIG"), Deficiencies in shareholder proposals titled "Independent Board Chairman" and "Recoup Unearned Management Bonuses"

Dear Mr. Chevedden:

This letter is sent to you in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, pursuant to which we must notify you of any procedural or eligibility deficiencies in your shareholder proposal, dated November 21, 2005 and received November 30, 2005 and entitled "Independent Board Chairman", as well as of the time frame for your response to this letter. For the reasons set forth below, we believe that your proposal may be excluded from our proxy statement for our upcoming 2006 annual meeting of shareholders, unless these deficiencies are cured within 14 days of your receipt of this letter.

Under Question (2) of Rule 14a-8, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of AIG's securities entitled to be voted on the proposal at the meeting for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. According to our registrar and transfer agent, you are not a registered holder of shares of AIG's common stock. Thus, you must establish your eligibility to submit the proposal in one of the two ways specified in Rule 14a-8(b)(2): one, by submitting to us a written statement from the record holder (usually a broker or bank) of your AIG securities verifying that at the time you submitted your proposal you continuously held the securities for at least one year; or two, if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or a Form 5 (or any amendments thereto), you may send us a copy of any of these schedules or forms, and any subsequent amendment reporting a change in your ownership level of the securities.

Under Question (3) of Rule 14a-8, you may only submit one proposal for consideration at the 2006 annual meeting. It appears that your proposal may relate to another matter: proposal submitted by Kenneth Steiner, with you also acting as proxy, dated November 30, 2005 and received December 1, 2005, titled "Recoup Unearned Management Bonuses." In light of this uncertainty, we request that you clarify this situation. With respect to this second proposal, we again request that you provide the securities ownership information described in the previous paragraph to correct the eligibility deficiency.

Under Question (6) of Rule 14a-8, we are required to inform you that if you would like to respond to this letter or remedy the deficiencies described above, your response must be postmarked, or transmitted electronically, no later than 14 days from the date that you received this letter. Enclosed for your reference please find a copy of Rule 14a-8(b)(2).

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

(Enclosure)

cc: William Steiner
Kenneth Steiner

NY12530:260788.4

copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?**

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should

make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) ***Improper Under State Law:*** If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) ***Specific Amount of Dividends:*** If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

Annex D

Please see attached.

From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, December 19, 2005 9:26 PM
To: kathleen.shannon@aig.com
Subject: (AIG)

Dear Ms. Shannon,
In response to your December 12, 2005 letter, received on December 19, 2005, Mr. William Steiner submitted a proposal for Independent Board Chairman and Mr. Kenneth Steiner submitted a proposal for Recoup Unearned Management Bonuses. Thus each proponent submitted one proposal. I hope clarifies the question. Sincerely, John Chevedden

Annex E

Please see attached.

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this "Agreement"), is entered into as of June 27, 2005, by and between American International Group, Inc., a Delaware corporation (the "Company"), and Martin J. Sullivan ("Executive").

WHEREAS, Executive is currently employed by the Company as its President and Chief Executive Officer pursuant to that certain employment letter dated as of March 16, 2005 (the "Employment Letter"); and

WHEREAS, as of the date of this Agreement, the Company wishes to continue Executive's employment as President and Chief Executive Officer under the terms of a new employment agreement on the terms set forth herein, which shall supersede the Employment Letter; and

WHEREAS, Executive desires to enter into such agreement; and

WHEREAS, Executive's employment as the Company's President and Chief Executive Officer is a promotion from his position with the Company prior to March 14, 2005, and the Board of Directors of the Company (the "Board") has acknowledged that Executive has been performing his duties as President and Chief Executive Officer under conditions at the Company that are demanding both in terms of the time commitment required and the unique circumstances facing the Company as of the date of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties hereby agree as follows:

1. Term of Employment. Subject to the provisions of Section 9 of this Agreement, this Agreement shall be effective for a term commencing as of March 14, 2005 (the "Effective Date") and ending on the day immediately preceding the third anniversary of the Effective Date (the "Employment Term").

2. Position.

(a) Executive shall serve as President and Chief Executive Officer of the Company. In such position, Executive shall have such duties and authority as are consistent therewith. Executive shall report to the Board.

(b) During the Employment Term, Executive will devote his full business time and best efforts to the performance of his duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services, either directly or indirectly, without the prior written consent of the Board; provided, that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable or not-for-profit organization or from managing his personal, financial and legal affairs; provided, in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive's duties hereunder or conflict with Section 11 of this Agreement in any material respect.

3. Base Salary and Non-Variable Compensation.

(a) Base Salary. During the Employment Term, the Company shall pay Executive a base salary (the "Base Salary") at the annual rate of $1,000,000, payable in regular installments in accordance with the Company's usual payroll practices. The Base Salary shall be retroactive to the Effective Date. During the Employment Term, the Compensation Committee of the Board (the "Compensation Committee") shall review the Base Salary annually and may increase the Base Salary, and the term "Base Salary" shall refer to such increased amount.

(b) Non-Variable Compensation. Executive shall receive an additional cash payment with respect to each of fiscal years 2005, 2006 and 2007, in addition to any other amounts described in this Agreement, in an amount equal to the excess, if any, of (i) $1,125,000 over (ii) the aggregate of all (A) supplemental quarterly interim cash bonuses in respect of the Company's long-term compensation arrangements or otherwise paid in respect of the applicable fiscal year, which shall be paid consistent with past practice, (B) payments, if any, during the applicable fiscal year for service as a director of C.V. Starr & Co., Inc. ("Starr") and Starr International Company, Inc. and (C) cash dividends received in respect of the fiscal year, or with respect to the prior fiscal year to the extent not previously taken into account in respect of this clause (C), on common and preferred stock of Starr held by Executive, which compensation shall be paid no later than March 31 of the fiscal year following each of fiscal years 2005, 2006 and 2007. This amount shall be payable in respect of fiscal year 2007 irrespective of the expiration of the Employment Term on the day immediately preceding the third anniversary of the Effective Date, if such amount has not been paid by such time.

4. Bonuses.

(a) Transition Bonus. The Company shall pay Executive a transition bonus, in cash, in an amount equal to $4,875,000 (the "Transition Bonus"), which shall be paid in four equal installments on, or as soon as reasonably practicable following, each of the following dates, whether or not Executive is employed by the Company on such dates, unless Executive's employment has been terminated by the Company for "Cause" or by Executive without "Good Reason" (as such terms are defined below): (i) the date Executive and the Company sign this Agreement, and (ii) the last day of each of the second, third and fourth fiscal quarters of the Company in 2005. If Executive's employment is terminated for any reason other than by the Company for Cause or by Executive without Good Reason before any payment date set forth in the preceding sentence, then, if necessary to avoid the application of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), to any such unpaid portion of the Transition Bonus, Executive shall not receive any such amounts until the first scheduled payroll date that occurs more than six months following the date of termination of employment (the "First Payment Date") and, on the First Payment Date, the Company will pay Executive an amount equal to the sum of all amounts that would have been payable following termination of employment in respect of the period preceding the First Payment Date but for the delay imposed on account of the aforementioned Section 409A.

(b) Annual Bonus. Executive may receive an additional annual cash bonus in respect of each full or partial fiscal year of the Company during the Employment Term, as determined in the sole discretion of the Compensation Committee based on its assessment of Company and individual performance in relation to performance targets, a subjective evaluation of Executive's performance and/or such other criteria as may be established by it (the "Annual Bonus"). Notwithstanding the foregoing, during the Employment Term, Executive shall be eligible, with respect to each of fiscal years 2006 and 2007, for an annual cash bonus based on the attainment of targets established by the Compensation Committee, which, together with the target value of any long-term or equity-based award in respect of such year (as described in Section 5), shall have a total target value of $12,875,000.

5. Long-Term and Equity-Based Incentives. During the Employment Term, Executive shall be eligible to participate in any long-term incentive compensation plans or equity-based compensation plans maintained by the Company on such basis as may be determined by the Compensation Committee; provided that, as of a date that is not later than March 31, 2006, Executive shall be granted awards in respect of fiscal year 2005 having a value, determined at the date of grant, as reasonably determined by the Compensation Committee, of no less than the excess of (A) $8,000,000 over (B) the sum of (i) the grant date value (as reasonably determined by the Compensation Committee in the same manner) of Company stock options and other equity awards granted to Executive no later than December 31, 2005, in respect of fiscal year 2005, (ii) the annualized fiscal year 2005 grant value (as reasonably determined by the Compensation Committee) of any award made to Executive pursuant to a Company arrangement intended to be in lieu of Executive's participation in the Starr International Company, Inc. Deferred Compensation Profit Participation Plan and (iii) the value (as reasonably determined by the Compensation Committee) of any additional shares of preferred stock awarded to Executive with respect to fiscal year 2005 by Starr and any growth in book value in respect of 2005 attributable to any common stock of Starr held by Executive. In the event that any shares pursuant to clause (iii) of the preceding sentence have not been awarded, or increase in book value determined, by Starr by March 31, 2006, the Company shall grant Executive a long-term or equity-based award having a value, as reasonably determined by the Compensation Committee, equal to the excess of (X) $8,000,000 over (Y) the value of the awards described in clauses (i) and (ii) of the preceding sentence. Notwithstanding anything to the contrary in this Section 5, during the Employment Term, Executive shall be eligible, with respect to each of fiscal years 2006 and 2007, for a long-term or equity-based award, which, together with any annual cash bonus target in respect of such year (as described in Section 4(b)), shall have a total target value (as reasonably determined by the Compensation Committee) of $12,875,000. The amount actually awarded in respect of 2006 and 2007 shall be offset by the value of (I) awards described in clause (B) of the first sentence of this Section 5, but substituting 2006 or 2007, as applicable, for 2005 in such clause and (II) any shares awarded, or increase in book value determined, in accordance with such clause (B) in respect of the applicable year but later than March 31 of the subsequent year.

6. Employee Benefits. During the Employment Term, Executive shall be entitled to participate in the Company's employee benefit plans (other than any severance or change-in-control plan) as in effect from time to time on the same basis as those benefits are generally made available to other senior executives of the Company.

7. Vacation. Executive shall be entitled to four (4) weeks annual paid vacation in accordance with the vacation policy of the Company.

8. Business Expenses and Perquisites.

(a) Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of his duties hereunder shall be reimbursed by the Company in accordance with Company policies.

(b) Perquisites. During the Employment Term, Executive shall be entitled to participate in all of the Company's perquisite plans, programs and arrangements that are generally provided by the Company to other senior executives from time to time, including, without limitation, the provision of financial and tax planning assistance.

9. Termination. Notwithstanding any other provision of the Agreement:

(a) For Cause by the Company. The Employment Term, and Executive's employment hereunder, may be terminated at any time by the Company for Cause upon delivery of a "Notice of Termination" (as defined in Section 9(f)) by the Company to Executive. For purposes of this Agreement, "Cause" shall mean, whether occurring prior to, or on or after the Effective Date, (i) Executive's willful and continued failure to perform substantially his duties with the Company (other than any such failure resulting from Executive's incapacity due to physical or mental illness) for a period of 10 days after a written demand for substantial performance is delivered to Executive by the Board, which specifically identifies the manner in which the Board believes that Executive has not substantially performed Executive's duties, (ii) Executive's willful malfeasance or willful misconduct that results in substantial damage to the Company, (iii) Executive's willful and material violation of a material provision of the Company's Code of Conduct or the Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics, as such codes of conduct may be in effect from time to time, or other policies regarding behavior of employees, (iv) conviction of, or entry of a plea of guilty or no contest by Executive with respect to, a felony or any lesser crime of which fraud or dishonesty is a material element, (v) any willful failure by Executive to comply with a material provision of Section 11 of this Agreement, or (vi) Executive's breach of Section 14 of this Agreement.

For purposes of this provision, no act or failure to act on the part of Executive, shall be considered "willful" unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Board or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company. The cessation of employment of Executive shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of a simple majority of the members of the Board (other than Executive, if he is a member of the Board) at a meeting of the Board called and held for such purpose (after reasonable notice is provided to Executive, and Executive is given an opportunity, together with counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, Executive is guilty of the conduct described in clauses (i), (ii), (iii), (v) or (vi) above, and specifying the particulars thereof in detail; provided, that, no such resolution shall be required for any termination for Cause due to the conduct described in clause (iv) above.

If Executive is terminated for Cause pursuant to this Section 9(a), he shall be entitled to receive only his Base Salary through the date of termination and reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination, and he shall have no further rights to any compensation (including any Base Salary, Transition Bonus, Annual Bonus (including any Annual Bonus that has been declared but not yet paid), payments from the Company pursuant to Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following Executive's termination of employment for Cause pursuant to this Section 9(a) shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive shall not participate in any severance plan, policy or program of the Company.

(b) Disability or Death. The Employment Term, and Executive's employment hereunder, shall terminate immediately upon Executive's death or following delivery of a Notice of Termination by the Company to Executive if Executive becomes physically or mentally incapacitated and is therefore unable for a period of ninety (90) consecutive days or one-hundred twenty (120) days during any consecutive six (6) month period to perform his duties with substantially the same level of quality as immediately prior to such incapacity (such incapacity is hereinafter referred to as "Disability"). Upon termination of Executive's employment hereunder for either Disability or death, Executive or Executive's estate (as the case may be) shall be entitled to receive (i) his Base Salary through the last day of the payroll period during which such termination occurs; (ii) any declared but unpaid Annual Bonus for any fiscal year preceding the year in which the termination occurs; (iii) reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination (the sum of (i), (ii) plus (iii), the "Accrued Obligations"); (iv) a pro rata portion of any Annual Bonus that Executive would have been entitled to receive pursuant to Section 4(b) of this Agreement with respect to the fiscal year of termination based upon the percentage of the fiscal year that shall have elapsed through the date of Executive's termination of employment, and determined by using (X) the Transition Bonus, if such termination occurs during fiscal year 2005, and reducing the pro rata portion of the Transition Bonus by the aggregate amount of all installments of the Transition Bonus that have been paid through the date of termination, or (Y) Executive's target Annual Bonus for the fiscal year of such termination, if such termination occurs following the end of fiscal year 2005 (the "Pro-Rata Bonus"), payable as soon as reasonably practicable following the date of Executive's termination of employment, and (v) in the case of a termination due to Disability, continuation of the Base Salary in effect on the date of termination until the earlier of (A) the second anniversary of the date of termination, and (B) the date Executive is eligible to commence receiving payments under the Company's long-term disability policy. Notwithstanding the foregoing, in the event of Executive's termination of employment due to Disability, if necessary to avoid the application of Section 409A of the Code to the amounts payable pursuant to clauses (iv) and (v) of the preceding sentence, Executive shall not receive any such amounts until the First Payment Date and, on the First Payment Date, the Company will pay Executive an amount equal to the sum of all amounts that would have been payable in respect of the period preceding the First Payment Date but for the delay imposed on account of the aforementioned Section 409A. Executive or Executive's estate (as the case may be) shall have no further rights to any compensation (including any Base Salary, Annual Bonus, payments under Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following Executive's termination for Disability or death shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive (or his estate, as the case may be) shall not participate in any severance plan, policy or program of the Company.

(c) Without Cause by the Company or for Good Reason by Executive. The Employment Term, and Executive's employment hereunder, may be terminated by the Company without Cause (other than by reason of Executive's Disability) following the delivery by the Company of a Notice of Termination to Executive or by Executive for Good Reason following the delivery by Executive of a Notice of Termination to the Company. The expiration of the Employment Term on the date immediately preceding the third anniversary of the Effective Date shall not be considered a termination without Cause under this Agreement or otherwise result in the payment of severance or post-employment benefits pursuant to Section 9(c) of this Agreement if Executive is not otherwise terminated pursuant to Section 9(c) of this Agreement prior to such date. If Executive's employment is terminated by the Company without Cause (other than by reason of Disability) or by Executive for Good Reason, Executive shall be entitled to receive:

(i) within five (5) business days following termination, a lump sum payment in an amount equal to the Accrued Obligations;

(ii) the Pro-Rata Bonus, payable as soon as reasonably practicable following the date of Executive's termination of employment; provided, that, if necessary to avoid the application of Section 409A of the Code to the Pro Rata Bonus, Executive shall not receive any such Pro Rata Bonus installment until the First Payment Date;

(iii) subject to Executive's continued compliance with Section 11 of this Agreement, an amount equal to the greater of (A) $15,000,000, and (B) an amount equal to the sum of (I) three times the Base Salary (at the rate in effect immediately prior to termination) and (II) three times the actual Annual Bonus paid with respect to the preceding fiscal year (any such amount shall be referred to in this Agreement as the "Severance"); provided that, for purposes of this sentence, an Annual Bonus shall be deemed to be "paid" at the time that Executive receives an amount in respect thereof at the time that Annual Bonuses are paid to other senior executives of the Company. The Severance shall be payable in equal installments (each, a "Severance Installment") over the twelve (12) month period (eighteen (18) month period in the event of a termination by Executive for Good Reason based on the circumstances described in clause (iv) or clause (v) under the definition of Good Reason in this Section 9(c)) commencing with the second of the Company's standard payroll dates falling after such termination; provided, however, that, if necessary to avoid the application of Section 409A of the Code to the Severance, Executive shall not receive any installment payment until the First Payment Date, and, on the First Payment Date, the Company will pay Executive an amount equal to the sum of all Severance Installments that would have been payable in respect of the period preceding the First Payment Date but for the delay imposed on account of the aforementioned Section 409A;

(iv) continued health and life insurance benefits for Executive and his spouse and dependents, if any, for a thirty six (36) month period following the date of Executive's termination of employment, on the same basis as such benefits are provided from time to time to actively employed senior executives of the Company; provided, that the Company's obligation to provide such health and life insurance benefits shall cease with respect to such benefits at the time Executive becomes eligible for such benefits from another employer;

(v) three years of additional service credit and credit for three years of additional age under the Company's employee pension plans, except for under any plan that is qualified or intended to be qualified under the provisions of Section 401 of the Code, for purposes of benefit accrual, matching contributions, vesting and eligibility for retirement. For the avoidance of doubt, no amounts provided in Section 9(c)(ii) or (iii) of this Agreement shall be included in such calculation, and Executive shall not be entitled to receive any payments pursuant to any non-qualified pension plan of the Company until expiration of the thirty six (36) month period following the Executive's termination of employment under this Section 9(c); and

(vi) if, as of the date of such termination, (a) Executive is not eligible to participate in any retiree medical or life insurance program of the Company and (b) Executive would have at least 10 years of service with the Company and reached at least age 55 if credited with three years of additional age and service, then the Company shall purchase for Executive a medical and/or life insurance policy, as applicable, that provides coverage that is as comparable as is commercially available to the coverage under the retiree medical and/or retiree life insurance program of the Company, as applicable, as in effect as of the date of Executive's termination of employment. For the avoidance of doubt, nothing in this Section 9(c)(vi) shall provide Executive with any extra age or service credit for purposes of eligibility or for any other purpose under any retiree medical or life insurance program of the Company.

Notwithstanding anything to the contrary in this Agreement, no further payments or benefits shall be due under this Section 9(c) if, at any time after Executive's employment is terminated pursuant to this Section 9(c) and prior to the time when any payment is made or benefit provided pursuant to this Section 9(c), the Board determines, in accordance with the procedures set forth in Section 9(a) of this Agreement, that grounds existed, on or prior to the date of termination of Executive's employment with the Company, including prior to the Effective Date, for the Company to terminate Executive's employment for Cause; provided, however, that, Executive shall in all events be entitled to receive his Base Salary through the date of termination and reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination.

Executive shall have no rights to any further compensation (including any Base Salary, Annual Bonus, payments under Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following a termination pursuant to this Section 9(c) shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive shall not participate in any severance plan, policy or program of the Company. Executive and the Company acknowledge that any payments and benefits provided to Executive under clauses (ii) through (vi) of this Section 9(c) relate solely to services rendered by Executive to the Company on and after the Effective Date.

For purposes of this Agreement, "Good Reason" means:

(i) any change in the duties or responsibilities (including reporting responsibilities) of Executive that is inconsistent in any material and adverse respect with Executive's current position(s), duties, responsibilities or status with the Company (including any material and adverse diminution of such duties or responsibilities); provided, however, that Good Reason shall not be deemed to occur pursuant to this clause (i) solely on account of the Company no longer being a publicly traded entity or on account of any change to Executive's duties as a result of his physical or mental incapacity;

(ii) a material and adverse change in Executive's titles or offices (including his position as President and Chief Executive Officer) with the Company; provided, however, that Good Reason shall not be deemed to occur pursuant to this clause (ii) on account of any change to Executive's titles or offices as a result of his physical or mental incapacity;

(iii) any material breach of this Agreement by the Company;

(iv) the failure of the Compensation Committee to adopt, by December 31, 2005 (or such later date mutually agreed by Executive and the Compensation Committee), an incentive compensation program in respect of each of the 2006 and 2007 fiscal years setting forth target awards that are, in the aggregate, no less than $12,875,000 and, as and if appropriate to the award type, performance metrics and payout schedules for earning target, above-target, or below-target award amounts;

(v) within 30 days following notice by the Compensation Committee to Executive of adoption of an incentive compensation program in respect of each of the 2006 and 2007 fiscal years, Executive's written notification to the Compensation Committee that such program is not acceptable to Executive;

(vi) any failure of the shareholders to re-elect Executive as a member of the Board or any failure of the Board to re-nominate Executive for election to the Board;

(vii) any failure of the Board to consult with Executive prior to appointing a Chairman of the Board to replace the member of the Board holding such position on the Effective Date; or

(viii) the relocation of Executive's primary office to a location that is more than thirty five (35) miles from both of (A) the Company's headquarters in New York, New York, unless such office is moved closer to Executive's primary residence at the time of such relocation, and (B) Executive's residence at the time of such relocation;

provided that, a termination by Executive with Good Reason shall be effective only if, within thirty (30) days following Executive's first becoming aware of the circumstances giving rise to Good Reason, Executive delivers a Notice of Termination for Good Reason by Executive to the Company, and the Company within thirty (30) days following its receipt of such notification has failed to cure the circumstances giving rise to Good Reason.

(d) Termination by Executive without Good Reason. The Employment Term, and Executive's employment hereunder, may be terminated by Executive without Good Reason following the delivery of a Notice of Termination to the Company. Upon a termination by Executive pursuant to this Section 9(d), Executive shall be entitled to his Base Salary through the date of such termination and reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination, and he shall have no rights to any further compensation (including any Base Salary, Transition Bonus, Annual Bonus, payments under Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following termination pursuant to this Section 9(d) shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive shall not participate in any severance plan, policy or program of the Company.

(e) Release. Notwithstanding any other provision of this Agreement to the contrary, Executive acknowledges and agrees that any and all payments and benefits to which Executive is entitled under Section 9(b) or Section 9(c) of this Agreement are conditional upon and subject to Executive's execution of a general release and waiver, substantially in the form attached as Exhibit A hereto, of all claims Executive may have against the Company and its directors, officers and affiliates, except as to matters covered by provisions of this Agreement that expressly survive the termination of this Agreement.

(f) Notice of Termination. Any purported termination of employment by the Company or Executive, other than any termination due to Executive's death, shall be communicated by a written Notice of Termination to Executive or the Company, respectively, delivered in accordance with Section 15(i) hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in the Agreement relied upon, the date of termination, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. The date of termination of Executive's employment shall be the date so stated in the Notice of Termination, which date, in the event of a termination by Executive pursuant to

Section 9(d), shall be no less than sixty (60) days following the delivery of a Notice of Termination; provided, however, that in the case of a termination for Cause by the Company, the date of termination shall be the date the Notice of Termination is delivered in accordance with Section 15(i).

(g) Continuation of Employment; Termination On or After Expiration of Employment Term. Unless the parties otherwise agree in writing, continuation of Executive's employment with the Company beyond the expiration of the Employment Term shall be deemed an employment at will and shall not be deemed to extend any of the provisions of this Agreement, and Executive's employment may thereafter be terminated at will by Executive or the Company. The expiration of the Employment Term on the date immediately preceding the third anniversary of the Effective Date shall not be cause for the payment of severance or post-employment benefits pursuant to this Agreement if Executive is not otherwise terminated pursuant to Section 9 of this Agreement prior to such date.

10. Certain Additional Payments by the Company.

(a) If it is determined (as hereafter provided) that any payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement of the Company, including without limitation any restricted stock, stock option, stock appreciation right or similar right, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Code (or any successor provision thereto), or to any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any such interest and penalties, are hereafter collectively referred to as the "Excise Tax"), then the Executive will be entitled to receive an additional payment or payments (a "Gross-Up Payment") in an amount such that, after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b) Subject to the provisions of Section 10(f) of this Agreement, all determinations required to be made under this Section 10, including whether an Excise Tax is payable by Executive and the amount of such Excise Tax and whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, will be made by a nationally recognized firm of certified public accountants (the "Accounting Firm") chosen by the Company. The Company will direct the Accounting Firm to submit its determination and detailed supporting calculations to both the Company and Executive within fifteen (15) calendar days after the date of the event giving rise to the Payment or the date of Executive's termination of employment, if applicable, and any other such time or times as may be requested by the Company or Executive. If the Accounting Firm determines that any Excise Tax is payable by Executive, the Company will pay the required Gross-Up Payment to Executive within five (5) business days after receipt of such determination and calculations. If the Accounting Firm determines that no Excise Tax is payable by Executive, it will, at the same time as it makes such determination, furnish Executive with an opinion that he has substantial authority not to report any Excise Tax on his federal, state, local income or other tax return. Any determination by the Accounting Firm as to the amount of the Gross-Up Payment will be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code (or any successor provision thereto) and the possibility of similar uncertainty regarding applicable state or local tax law at the time of any determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (an "Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts or fails to pursue its remedies pursuant to Section 10(f) hereof and Executive thereafter is required to make a payment of any Excise Tax, Executive will direct the Accounting Firm to determine the amount of the Underpayment that has occurred and to submit its determination and detailed supporting calculations to both the Company and Executive as promptly as possible. Any such Underpayment will be promptly paid by the Company to, or for the benefit of, Executive within five (5) business days after receipt of such determination and calculations.

(c) The Company and Executive will each provide the Accounting Firm access to and copies of any books, records and documents in the possession of the Company or Executive, as the case may be, reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determination contemplated by Section 10(b) of this Agreement.

(d) The federal, state and local income or other tax returns filed by Executive will be prepared and filed on a consistent basis with the determination of the Accounting Firm with respect to the Excise Tax payable by Executive. Executive will make proper payment of the amount of any Excise Tax, and, at the request of the Company, provide to the Company true and correct copies (with any amendments) of his federal income tax return as filed with the Internal Revenue Service (the "IRS") and corresponding state and local tax returns, if relevant, as filed with the applicable taxing authority, and such other documents reasonably requested by the Company, evidencing such payment. If prior to the filing of Executive's federal income tax return, or corresponding state or local tax return, if relevant, the Accounting Firm determines that the amount of the Gross-Up Payment should be reduced, Executive will, within five (5) business days pay to the Company the amount of such reduction.

(e) The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by Section 10(b) and Section 10(d) of this Agreement will be borne by the Company and paid as incurred. If such fees and expenses are initially advanced by Executive, the Company will reimburse Executive the full amount of such fees and expenses within five (5) business days after receipt from Executive of a statement therefor and reasonable evidence of his payment thereof.

(f) Executive will notify the Company in writing of any claim by the IRS that, if successful, would require the payment by the Company of a Gross-Up Payment. Such notification will be given as promptly as practicable but no later than ten (10) business days after Executive actually receives notice of such claim and Executive will further apprise the Company of the nature of such claim and the date on which such claim is requested to be paid (in each case, to the extent known by Executive). Executive will not pay such claim prior to the earlier of (x) the expiration of the thirty (30) calendar-day period following the date on which he gives such notice to the Company and (y) the date that any payment of amount with respect to such claim is due. If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive will:

(i) provide the Company with any written records or documents in his possession relating to such claim reasonably requested by the Company;

(ii) take such action in connection with contesting such claim as the Company will reasonably request in writing from time to time, including without limitation accepting legal representation with respect to such claim by an attorney competent in respect of the subject matter and reasonably selected by the Company;

(iii) cooperate with the Company in good faith in order effectively to contest such claim; and

(iv) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company will bear and pay directly all costs and expenses (including interest and penalties) incurred in connection with such contest and will indemnify and hold harmless Executive, on an after-tax basis, for and against any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limiting the foregoing provisions of this Section 10(f), the Company will control all proceedings taken in connection with the contest of any claim contemplated by this Section 10(f) and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim (provided that Executive may participate therein at his own cost and expense) and may, at its option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company will determine; provided, that if the Company directs Executive to pay the tax claimed and sue for a refund, the Company will advance the amount of such payment to Executive on an interest-free basis and will indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance; and provided further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which the contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of any such contested claim will be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and Executive will be entitled to settle or contest, as the case may be, any other issue raised by the IRS or any other taxing authority.

(g) If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 10(f) hereof, Executive receives any refund with respect to such claim, Executive will (subject to the Company's complying with the requirements of

Section 10(f) hereof) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after any taxes applicable thereto). If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 10(f) hereof, a determination is made that Executive will not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial or refund prior to the expiration of thirty (30) calendar days after such determination, then such advance will be forgiven and will not be required to be repaid and the amount of such advance will offset, to the extent thereof, the amount of Gross-Up Payment required to be paid pursuant to this Section 10.

(h) If it is ultimately determined (by IRS private letter ruling or closing agreement, court decision or otherwise) that any Gross-Up Payments and/or advances and/or Underpayments and/or any other amounts paid or made by the Company pursuant to this Section 10 were not necessary to accomplish the purpose of this Section 10, the Executive shall promptly cooperate with the Company to correct such overpayments (by way of assigning any refund to the Company as provided herein, by direct repayment or otherwise) in a manner consistent with the purpose of this Section 10, which is to protect the Executive by making him whole, but not more than whole, on an after-tax basis, from the application of the Excise Tax.

11. Restrictive Covenants.

(a) Non-Competition/Non-Solicitation. Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its subsidiaries and controlled affiliates and accordingly agrees as follows:

(i) While employed by the Company and for a period of twelve (12) months (eighteen (18) months in the event of a termination by Executive for Good Reason based on the circumstances described in clause (iv) or clause (v) under the definition of Good Reason in Section 9(c) of this Agreement) following the date Executive ceases to be employed by the Company, if such termination occurs during the Employment Term (the "Restricted Period"), Executive will not directly or indirectly, (w) engage in any "Competitive Business" (defined below) for Executive's own account, (x) enter the employ of, or render any services to, any person engaged in any Competitive Business, (y) acquire a financial interest in, or otherwise become actively involved with, any person engaged in any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant, or (z) interfere with business relationships (whether formed before or after the Effective Date) between the Company and customers or suppliers of, or consultants to, the Company.

(ii) For purposes of this Section 11, a "Competitive Business" means, as of any date, including during the Restricted Period, any person or entity (including any joint venture, partnership, firm, corporation or limited liability company) that engages in or proposes to engage in the following activities in any geographical area in which the Company does business: (A) the property and casualty insurance business, including commercial insurance, business insurance, personal insurance and specialty insurance; (B) the life and accident and health insurance business; (C) the underwriting, reinsurance, marketing or sale of (but not brokerage of) (y) any form of insurance of any kind that the Company as of such date does, or proposes to, underwrite, reinsure, market or sell (any such form of insurance, a "Company Insurance Product"), or (z) any other form of insurance that is marketed or sold in competition with any Company Insurance Product; (D) retirement services and mutual funds services; or (E) any other business that as of such date is a direct and material competitor of one of the Company's principal businesses.

(iii) For purposes of this Section 11, the Company shall be construed to include the Company and its subsidiaries and controlled affiliates.

(iv) Notwithstanding anything to the contrary in the Agreement, Executive may (A) directly or indirectly, own, solely as an investment, securities of any person engaged in the business of the Company which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (x) is not a controlling person of, or a member of a group which controls, such person and (y) does not, directly or indirectly, own one percent (1%) or more of any class of securities of such person, and (B) during the portion of the Restricted Period following termination of Executive's employment, be employed by or provide services to, any private equity firm or hedge fund, so long as Executive has no participation whatsoever in any fund invested in any business described in clauses (A) through (C) of Section 11(a)(ii) of this Agreement.

(v) During the Restricted Period, Executive will not, directly or indirectly, without the Company's written consent, solicit or encourage to cease to work with the Company any person who holds a position that is designated as a "senior partner" or "partner" for purposes of eligibility to participate in any deferred compensation profit participation program of the Company (or any similar designation in any successor or substitute plan or program (each, a "DCPPP Senior Partner or Partner"), any employee holding the title of Vice President or higher of the Company or any business unit of the Company, or any employee designated by the Company as a "core employee" or a similar designation (a "Key Employee") or any consultant whose primary business activity consists of providing services to the Company ("Key Consultant") or who was a Key Employee of or Key Consultant then under contract with the Company within the six (6) month period preceding such activity. In addition, during the Restricted Period, Executive will not, without the Company's written consent, directly or indirectly hire any person who is or who was, within the six (6) month period preceding such activity, a DCPPP Senior Partner or Partner.

(vi) Executive understands that the provisions of this Section 11(a) may limit his ability to earn a livelihood in a business similar to the business of the Company but he nevertheless agrees and hereby acknowledges that (A) such provisions do not impose a greater restraint than is necessary to protect the goodwill or other business interests of the Company, (B) such provisions contain reasonable limitations as to time and scope of activity to be restrained, (C) such provisions are not harmful to the general public and (D) such provisions are not unduly burdensome to Executive. In consideration of the foregoing and in light of Executive's education, skills and abilities, Executive agrees that he shall not assert that, and it should not be considered that, any provisions of Section 11(a) otherwise are void, voidable or unenforceable or should be voided or held unenforceable.

(vii) It is expressly understood and agreed that, although Executive and the Company consider the restrictions contained in this Section 11(a) to be reasonable, if a judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Section 11(a) or elsewhere in this Agreement is an unenforceable restriction against Executive, the provisions of the Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

(b) Nondisparagement. Executive agrees (whether during or after Executive's employment with the Company) not to issue, circulate, publish or utter any false or disparaging statements, remarks or rumors about the Company or the officers, directors or managers of the Company other than to the extent reasonably necessary in order to (i) assert a bona fide claim against the Company arising out of Executive's employment with the Company, or (ii) respond in a truthful and appropriate manner to any legal process or give truthful and appropriate testimony in a legal or regulatory proceeding. The Company agrees to instruct its directors and executives not to (whether during or after Executive's employment with the Company) issue, circulate, publish or utter any false or disparaging statements, remarks or rumors about Executive other than to the extent reasonably necessary in order to (i) assert a bona fide claim against Executive arising out of Executive's employment with the Company, or (ii) respond in a truthful and appropriate manner to any legal process or give truthful and appropriate testimony in a legal or regulatory proceeding.

(c) Code of Conduct. Executive agrees to abide by the terms of the Company's Code of Conduct or the Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics.

(d) Confidentiality/Company Property. Executive shall not, without the prior written consent of the Company, use, divulge, disclose or make accessible to any other person, firm, partnership, corporation or other entity, any "Confidential Information" (as defined below) except while employed by the Company, in furtherance of the business of and for the benefit of the Company, or any "Personal Information" (as defined below); provided that Executive may disclose such information when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the Company and/or its affiliates, as the case may be, or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Executive to divulge, disclose or make accessible such information; provided, further, that in the event that Executive is ordered by a court or other government agency to disclose any Confidential Information or Personal Information, Executive shall (i) promptly notify the Company of such order, (ii) at the written request of the Company, diligently contest such order at the sole expense of the Company as expenses occur, and (iii) at the written request of the Company, seek to obtain, at the sole expense of the Company, such confidential treatment as may be available under applicable laws for any information disclosed under such order. For purposes of this Section 11(d),

(i) "Confidential Information" shall mean non-public information concerning the financial data, strategic business plans, product development (or other proprietary product data), customer lists, marketing plans and other non-public, proprietary and confidential information relating to the business of the Company or its affiliates or customers, that, in any case, is not otherwise available to the public (other than by Executive's breach of the terms hereof) and (ii) "Personal Information" shall mean any information concerning the personal, social or business activities of the officers or directors of the Company. Upon termination of Executive's employment with the Company, Executive shall return all Company property, including, without limitation, files, records, disks and any media containing Confidential Information or Personal Information.

(e) Developments. All discoveries, inventions, ideas, technology, formulas, designs, software, programs, algorithms, products, systems, applications, processes, procedures, methods and improvements and enhancements conceived, developed or otherwise made or created or produced by Executive alone or with others, and in any way relating to the business or any proposed business of the Company of which Executive has been made aware, or the products or services of the Company of which Executive has been made aware, whether or not subject to patent, copyright or other protection and whether or not reduced to tangible form, at any time during the Employment Term ("Developments"), shall be the sole and exclusive property of the Company. Executive agrees to, and hereby does, assign to the Company, without any further consideration, all of Executive's right, title and interest throughout the world in and to all Developments. Executive agrees that all such Developments that are copyrightable may constitute works made for hire under the copyright laws of the United States and, as such, acknowledges that the Company is the author of such Developments and owns all of the rights comprised in the copyright of such Developments and Executive hereby assigns to the Company without any further consideration all of the rights comprised in the copyright and other proprietary rights Executive may have in any such Development to the extent that it might not be considered a work made for hire. Executive shall make and maintain adequate and current written records of all Developments and shall disclose all Developments promptly, fully and in writing to the Company promptly after development of the same, and at any time upon request.

(f) Cooperation. During the Employment Term and at any time thereafter, Executive agrees to cooperate (i) with the Company in the defense of any legal matter involving any matter that arose during Executive's employment with the Company and (ii) with all government authorities on matters pertaining to any investigation, litigation or administrative proceeding pertaining to the Company. The Company will reimburse Executive for any reasonable travel and out of pocket expenses incurred by Executive in providing such cooperation. The Company agrees to cooperate with the Executive in the same manner as described above.

12. Enforcement. Executive acknowledges and agrees that the Company's remedies at law for a breach or threatened breach of any of the provisions of Sections 11(a), (b), (d) and (e) of this Agreement would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. In addition, the Company shall be entitled

to immediately cease paying any amounts remaining due or providing any benefits to Executive pursuant to Section 9 of this Agreement upon a determination by the Board that Executive has violated any provision of Section 11 (a), (b), (d), (e) or (f) of this Agreement, subject to payment of all such amounts upon a final determination, in accordance with the dispute resolution mechanism contained in Section 15 of this Agreement, that Executive had not violated Section 11 (a), (b), (d), (e) or (f) of this Agreement.

13. Indemnification. At all times during and after the Employment Term, the Company shall indemnify Executive to the fullest extent permitted by the law of the state of the Company's incorporation for all actions or omissions taken or made by Executive (whether before or after the date of this Agreement) in his service to the Company or its affiliated entities for which Executive has performed or does perform services at the request of the Company, including, to the fullest extent allowed by law, the advancement to Executive of all reasonable attorneys' costs and expenses incurred by Executive in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or employee of the Company, within twenty (20) calendar days after receipt by the Company of a written request from Executive for such advance. Executive's request for advancement of attorneys' costs and expenses pursuant to the preceding sentence shall include an undertaking by Executive to repay the amount of such advance if it shall ultimately be determined pursuant to Section 15(b) of the Agreement that Executive is not entitled to be indemnified against such costs and expenses. Executive shall have the benefit of continuing directors' and officers' insurance coverage at levels no less favorable than those in effect from time to time for members of the Board and other members of the Company's senior management.

14. Executive Representation and Warranty. Executive hereby represents and warrants that, as of the date of this Agreement, during Executive's period of employment with the Company, Executive has not willfully or grossly negligently breached Executive's duties as an employee, officer or director of the Company, has not committed fraud, embezzlement or any other similar dishonest conduct in the course of his employment and has not willfully violated any material provision of the Company's Code of Conduct or the Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics. As used in this Section 14, the term "willfully" shall be subject to the same limitations as the term "willful" in Section 9(a) of this Agreement.

15. Miscellaneous.

(a) No Mitigation or Offset. In the event of any termination of Executive's employment hereunder, Executive shall be under no obligation to seek other employment or otherwise mitigate the obligations of the Company under this Agreement, and there shall be no offset against any amounts due under this Agreement on account of any remuneration attributable to any subsequent employment that Executive may obtain.

(b) Arbitration. Except as provided in Section 11 of this Agreement, any dispute between the parties to this Agreement in connection with, arising out of or asserting breach of this Agreement or any statutory or common law claim by Executive relating to

Executive's employment under this Agreement or rights under this Agreement (including any tort or discrimination claim), shall be exclusively resolved by binding statutory arbitration. Such dispute shall be submitted to arbitration in New York, New York, before a panel of three neutral arbitrators in accordance with the Commercial Rules of the American Arbitration Association then in effect, and the arbitration determination resulting from any such submission shall be final and binding upon the parties hereto. Judgment upon any arbitration award may be entered in any court of competent jurisdiction.

(c) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE WHOLLY PERFORMED WITHIN THAT STATE, WITHOUT REGARD TO ITS CONFLICT OF LAWS PROVISIONS OR THE CONFLICT OF LAWS PROVISIONS OF ANY OTHER JURISDICTION WHICH WOULD CAUSE THE APPLICATION OF ANY LAW OTHER THAN THAT OF THE STATE OF NEW YORK.

(d) Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company, and, without limiting the effect of the foregoing, specifically supersedes the Employment Letter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified or amended except by written instrument signed by the parties hereto. Sections 3, 5, 9, 10, 11, 12, 13 and 15 of this Agreement shall survive the termination of Executive's employment with the Company, to the extent specifically stated therein.

(e) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party's rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(f) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(g) Successors.

(i) This Agreement is personal to Executive and shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive's legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors.

(ii) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, unless such assumption occurs by operation of law. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(h) Dispute Resolution Costs; Legal Fees. In the event of any contest or dispute relating to this Agreement or the termination of Executive's employment hereunder, the Company shall reimburse 100% of Executive's reasonable legal fees if Executive substantially prevails in such contest or dispute. The costs of any arbitration pursuant to Section 15(b) (including the fees and cost of the arbitrators) shall be paid by the Company.

(i) Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, if delivered by overnight courier service, if sent by facsimile transmission or if mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses or sent via facsimile to the respective facsimile numbers, as the case may be, as set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt; provided, however, that (i) notices sent by personal delivery or overnight courier shall be deemed given when delivered; (ii) notices sent by facsimile transmission shall be deemed given upon the sender's receipt of confirmation of complete transmission, and (iii) notices sent by United States registered mail shall be deemed given two days after the date of deposit in the United States mail.

If to Executive, to the address as shall most currently appear on the records of the Company

With a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attn: Adam Chinn, Esq.
Fax: 212-403-2000

If to the Company, to:

American International Group, Inc.
70 Pine Street
New York, NY 10270
Fax: 212-770-1584
Attn: General Counsel

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attn: Michael J. Segal, Esq.
Fax: 212-757-3990

(j) Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(k) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

EXECUTIVE

/s/ Martin J. Sullivan
Martin J. Sullivan

AMERICAN INTERNATIONAL GROUP, INC.

By: /s/ Kathleen E. Shannon
Name: Kathleen E. Shannon
Title: Senior Vice President, Secretary and Deputy General Counsel

EXHIBIT A

RELEASE OF CLAIMS

1. Release of Claims

In partial consideration of the payments and benefits described in Section 9 of the employment agreement (the "Employment Agreement"), effective March 14, 2005, by and between Martin J. Sullivan ("Executive") and American International Group, Inc. (the "Company"), to which Executive agrees Executive is not entitled until and unless he executes this Release, Executive, for and on behalf of himself and his heirs and assigns, subject to the following two sentences hereof, hereby waives and releases any employment, compensation or benefit-related common law, statutory or other complaints, claims, charges or causes of action of any kind whatsoever, both known and unknown, in law or in equity, which Executive ever had, now has or may have against the Company and its shareholders (other than C.V. Starr & Co., Inc. and Starr International Company, Inc.), subsidiaries, successors, assigns, directors, officers, partners, members, employees or agents (collectively, the "Releasees") by reason of facts or omissions which have occurred on or prior to the date that Executive signs this Release, including, without limitation, any complaint, charge or cause of action arising under federal, state or local laws pertaining to employment, including the Age Discrimination in Employment Act of 1967 ("ADEA," a law which prohibits discrimination on the basis of age), the National Labor Relations Act, the Civil Rights Act of 1991, the Americans With Disabilities Act of 1990, Title VII of the Civil Rights Act of 1964, all as amended; and all other federal, state and local laws and regulations. By signing this Release, Executive acknowledges that he intends to waive and release any rights known or unknown that he may have against the Releasees under these and any other laws; provided, that Executive does not waive or release claims with respect to the right to enforce the Employment Agreement (the "Unreleased Claims"). Notwithstanding the foregoing, Executive does not release, discharge or waive any rights to indemnification that he may have under the certificate of incorporation, the by-laws or equivalent governing documents of the Company or its subsidiaries or affiliates, the laws of the State of Delaware or any other state of which such subsidiary or affiliate is a domiciliary, or any indemnification agreement between Executive and the Company, or any rights to insurance coverage under any directors' and officers' personal liability insurance or fiduciary insurance policy.

2. Proceedings

Executive acknowledges that he has not filed any complaint, charge, claim or proceeding, except with respect to an Unreleased Claim, if any, against any of the Releasees before any local, state or federal agency, court or other body (each individually a "Proceeding"). Executive represents that he is not aware of any basis on which such a Proceeding could reasonably be instituted. Executive (i) acknowledges that he will not initiate or cause to be initiated on his behalf any Proceeding and will not participate in any Proceeding, in each case, except as required by law; and (ii) waives any right he may have to benefit in any manner from any relief (whether monetary or otherwise) arising out of any Proceeding, including any Proceeding conducted by the Equal Employment Opportunity Commission ("EEOC"). Further, Executive understands that, by executing this Release, he will be limiting the availability of certain remedies that he may have against the Company and limiting also his ability to pursue certain claims against the Releasees. Notwithstanding the above, nothing in Section 1 of this Release shall prevent Executive from (i) initiating or causing to be initiated on his behalf any complaint, charge, claim or proceeding against the Company before any local, state or federal agency, court or other body challenging the validity of the waiver of his claims under the ADEA contained in Section 1 of this Release (but no other portion of such waiver); or (ii) initiating or participating in an investigation or proceeding conducted by the EEOC.

3. Time to Consider

Executive acknowledges that he has been advised that he has twenty-one (21) days from the date of receipt of this Release to consider all the provisions of this Release and he does hereby knowingly and voluntarily waive said given twenty-one (21) day period. EXECUTIVE FURTHER ACKNOWLEDGES THAT HE HAS READ THIS RELEASE CAREFULLY, HAS BEEN ADVISED BY THE COMPANY TO, AND HAS IN FACT, CONSULTED AN ATTORNEY, AND FULLY UNDERSTANDS THAT BY SIGNING BELOW HE IS GIVING UP CERTAIN RIGHTS WHICH HE MAY HAVE TO SUE OR ASSERT A CLAIM AGAINST ANY OF THE RELEASEES, AS DESCRIBED IN SECTION 1 OF THIS RELEASE AND THE OTHER PROVISIONS HEREOF. EXECUTIVE ACKNOWLEDGES THAT HE HAS NOT BEEN FORCED OR PRESSURED IN ANY MANNER WHATSOEVER TO SIGN THIS RELEASE, AND EXECUTIVE AGREES TO ALL OF ITS TERMS VOLUNTARILY.

4. Revocation

Executive hereby acknowledges and understands that Executive shall have seven (7) days from the date of his execution of this Release to revoke this Release (including, without limitation, any and all claims arising under the ADEA) and that neither the Company nor any other person is obligated to provide any benefits to Executive pursuant to Section 9 of the Employment Agreement until eight (8) days have passed since Executive's signing of this Release without Executive having revoked this Release, in which event the Company immediately shall arrange and/or pay for any such benefits otherwise attributable to said eight- (8) day period, consistent with the terms of the Employment Agreement. If Executive revokes this Release, Executive will be deemed not to have accepted the terms of this Release, and no action will be required of the Company under any section of this Release.

5. No Admission

This Release does not constitute an admission of liability or wrongdoing of any kind by Executive or the Company.

6. General Provisions

A failure of any of the Releasees to insist on strict compliance with any provision of this Release shall not be deemed a waiver of such provision or any other provision hereof. If any provision of this Release is determined to be so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable, and in the event that any provision is determined to be entirely unenforceable, such provision shall be deemed severable, such that all other provisions of this Release shall remain valid and binding upon Executive and the Releasees.

7. Governing Law

The validity, interpretations, construction and performance of this Release shall be governed by the laws of the State of New York without giving effect to conflict of laws principles.

IN WITNESS WHEREOF, Executive has hereunto set Executive's hand as of the day and year set forth opposite his signature below.

______________________	______________________
DATE	Martin J. Sullivan

Annex F

Please see attached.

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this "Agreement"), is entered into as of June 27, 2005, by and between American International Group, Inc., a Delaware corporation (the "Company"), and Donald P. Kanak ("Executive").

WHEREAS, Executive is currently employed by the Company as its Executive Vice Chairman and Chief Operating Officer pursuant to that certain employment letter dated as of March 16, 2005 (the "Employment Letter"); and

WHEREAS, as of the date of this Agreement, the Company wishes to continue Executive's employment as Executive Vice Chairman and Chief Operating Officer under the terms of a new employment agreement on the terms set forth herein, which shall supersede the Employment Letter; and

WHEREAS, Executive desires to enter into such agreement; and

WHEREAS, Executive's employment as the Company's Executive Vice Chairman and Chief Operating Officer is a promotion from his position with the Company prior to March 14, 2005, and the Board of Directors of the Company (the "Board") has acknowledged that Executive has been performing his duties as Executive Vice Chairman and Chief Operating Officer under conditions at the Company that are demanding both in terms of the time commitment required and the unique circumstances facing the Company as of the date of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties hereby agree as follows:

1. Term of Employment. Subject to the provisions of Section 9 of this Agreement, this Agreement shall be effective for a term commencing as of March 14, 2005 (the "Effective Date") and ending on the day immediately preceding the third anniversary of the Effective Date (the "Employment Term").

2. Position.

(a) Executive shall serve as Executive Vice Chairman and Chief Operating Officer of the Company. In such position, Executive shall have such duties and authority as are consistent therewith. Executive shall report to the Company's Chief Executive Officer.

(b) During the Employment Term, Executive will devote his full business time and best efforts to the performance of his duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services, either directly or indirectly, without the prior written consent of the Board; provided, that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable or not-for-profit organization or from managing his personal, financial and legal affairs; provided, in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive's duties hereunder or conflict with Section 11 of this Agreement in any material respect.

3. Base Salary and Non-Variable Compensation.

(a) Base Salary. During the Employment Term, the Company shall pay Executive a base salary (the "Base Salary") at the annual rate of $800,000, payable in regular installments in accordance with the Company's usual payroll practices. The Base Salary shall be retroactive to the Effective Date. During the Employment Term, the Compensation Committee of the Board (the "Compensation Committee") shall review the Base Salary annually and may increase the Base Salary, and the term "Base Salary" shall refer to such increased amount.

(b) Non-Variable Compensation. Executive shall receive an additional cash payment with respect to each of fiscal years 2005, 2006 and 2007, in addition to any other amounts described in this Agreement, in an amount equal to the excess, if any, of (i) $1,000,000 over (ii) the aggregate of all (A) supplemental quarterly interim cash bonuses in respect of the Company's long-term compensation arrangements or otherwise paid in respect of the applicable fiscal year, which shall be paid consistent with past practice, (B) payments, if any, during the applicable fiscal year for service as a director of C.V. Starr & Co., Inc. ("Starr") and Starr International Company, Inc. and (C) cash dividends received in respect of the fiscal year, or with respect to the prior fiscal year to the extent not previously taken into account in respect of this clause (C), on common and preferred stock of Starr held by Executive, which compensation shall be paid no later than March 31 of the fiscal year following each of fiscal years 2005, 2006 and 2007. This amount shall be payable in respect of fiscal year 2007 irrespective of the expiration of the Employment Term on the day immediately preceding the third anniversary of the Effective Date, if such amount has not been paid by such time.

4. Bonuses.

(a) Transition Bonus. The Company shall pay Executive a transition bonus, in cash, in an amount equal to $1,100,000 (the "Transition Bonus"), which shall be paid in four equal installments on, or as soon as reasonably practicable following, each of the following dates, whether or not Executive is employed by the Company on such dates, unless Executive's employment has been terminated by the Company for "Cause" or by Executive without "Good Reason" (as such terms are defined below): (i) the date Executive and the Company sign this Agreement, and (ii) the last day of each of the second, third and fourth fiscal quarters of the Company in 2005. If Executive's employment is terminated for any reason other than by the Company for Cause or by Executive without Good Reason before any payment date set forth in the preceding sentence, then, if necessary to avoid the application of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), to any such unpaid portion of the Transition Bonus, Executive shall not receive any such amounts until the first scheduled payroll date that occurs more than six months following the date of termination of employment (the "First Payment Date") and, on the First Payment Date, the Company will pay Executive an amount equal to the sum of all amounts that would have been payable following termination of employment in respect of the period preceding the First Payment Date but for the delay imposed on account of the aforementioned Section 409A.

(b) Annual Bonus. Executive may receive an additional annual cash bonus in respect of each full or partial fiscal year of the Company during the Employment Term, as determined in the sole discretion of the Compensation Committee based on its assessment of Company and individual performance in relation to performance targets, a subjective evaluation of Executive's performance and/or such other criteria as may be established by it (the "Annual Bonus"). Notwithstanding the foregoing, during the Employment Term, Executive shall be eligible, with respect to each of fiscal years 2006 and 2007, for an annual cash bonus based on the attainment of targets established by the Compensation Committee, which, together with the target value of any long-term or equity-based award in respect of such year (as described in Section 5), shall have a total target value of $6,700,000.

5. Long-Term and Equity-Based Incentives. During the Employment Term, Executive shall be eligible to participate in any long-term incentive compensation plans or equity-based compensation plans maintained by the Company on such basis as may be determined by the Compensation Committee; provided that, as of a date that is not later than March 31, 2006, Executive shall be granted awards in respect of fiscal year 2005 having a value, determined at the date of grant, as reasonably determined by the Compensation Committee, of no less than the excess of (A) $5,600,000 over (B) the sum of (i) the grant date value (as reasonably determined by the Compensation Committee in the same manner) of Company stock options and other equity awards granted to Executive no later than December 31, 2005, in respect of fiscal year 2005, (ii) the annualized fiscal year 2005 grant value (as reasonably determined by the Compensation Committee) of any award made to Executive pursuant to a Company arrangement intended to be in lieu of Executive's participation in the Starr International Company, Inc. Deferred Compensation Profit Participation Plan and (iii) the value (as reasonably determined by the Compensation Committee) of any additional shares of preferred stock awarded to Executive with respect to fiscal year 2005 by Starr and any growth in book value in respect of 2005 attributable to any common stock of Starr held by Executive. In the event that any shares pursuant to clause (iii) of the preceding sentence have not been awarded, or increase in book value determined, by Starr by March 31, 2006, the Company shall grant Executive a long-term or equity-based award having a value, as reasonably determined by the Compensation Committee, equal to the excess of (X) $5,600,000 over (Y) the value of the awards described in clauses (i) and (ii) of the preceding sentence. Notwithstanding anything to the contrary in this Section 5, during the Employment Term, Executive shall be eligible, with respect to each of fiscal years 2006 and 2007, for a long-term or equity-based award, which, together with any annual cash bonus target in respect of such year (as described in Section 4(b)), shall have a total target value (as reasonably determined by the Compensation Committee) of $6,700,000. The amount actually awarded in respect of 2006 and 2007 shall be offset by the value of (I) awards described in clause (B) of the first sentence of this Section 5, but substituting 2006 or 2007, as applicable, for 2005 in such clause and (II) any shares awarded, or increase in book value determined, in accordance with such clause (B) in respect of the applicable year but later than March 31 of the subsequent year.

6. Employee Benefits. During the Employment Term, Executive shall be entitled to participate in the Company's employee benefit plans (other than any severance or change-in-control plan) as in effect from time to time on the same basis as those benefits are generally made available to other senior executives of the Company.

7. Vacation. Executive shall be entitled to four (4) weeks annual paid vacation in accordance with the vacation policy of the Company.

8. Business Expenses and Perquisites.

(a) Expenses.

(i) During the Employment Term, reasonable business expenses incurred by Executive in the performance of his duties hereunder shall be reimbursed by the Company in accordance with Company policies.

(ii) In addition, the Company will make Executive whole (on a grossed-up basis) for the excess of (x) any Japanese tax liability imposed on Executive on his income from the Company due to his being reassigned to the Far East in 2005, in respect of his employment with the Company prior to January 1, 2004, over (y) the hypothetical federal income tax liability to which Executive would have been subject on such income had Executive been resident in the United States in accordance with the Company's MOP Policy, as agreed with Executive during Executive's assignment; provided that Executive shall appeal the assessment of any such tax in any manner reasonably requested by the Company, with the cost of any such appeal being borne by the Company. The provisions of this Section 8(a)(ii) shall survive the termination of this Agreement.

(b) Perquisites. During the Employment Term, Executive shall be entitled to participate in all of the Company's perquisite plans, programs and arrangements that are generally provided by the Company to other senior executives from time to time, including, without limitation, the provision of financial and tax planning assistance.

9. Termination. Notwithstanding any other provision of the Agreement:

(a) For Cause by the Company. The Employment Term, and Executive's employment hereunder, may be terminated at any time by the Company for Cause upon delivery of a "Notice of Termination" (as defined in Section 9(f)) by the Company to Executive. For purposes of this Agreement, "Cause" shall mean, whether occurring prior to, or on or after the Effective Date, (i) Executive's willful and continued failure to perform substantially his duties with the Company (other than any such failure resulting from Executive's incapacity due to physical or mental illness) for a period of 10 days after a written demand for substantial performance is delivered to Executive by the Board, which specifically identifies the manner in which the Board believes that Executive has not substantially performed Executive's duties, (ii) Executive's willful malfeasance or willful misconduct that results in substantial damage to the Company, (iii) Executive's willful and material violation of a material provision of the Company's Code of Conduct or the Director, Executive Officer and Senior Financial

Officer Code of Business Conduct and Ethics, as such codes of conduct may be in effect from time to time, or other policies regarding behavior of employees, (iv) conviction of, or entry of a plea of guilty or no contest by Executive with respect to, a felony or any lesser crime of which fraud or dishonesty is a material element, (v) any willful failure by Executive to comply with a material provision of Section 11 of this Agreement, or (vi) Executive's breach of Section 14 of this Agreement.

For purposes of this provision, no act or failure to act on the part of Executive, shall be considered "willful" unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Board or the Chief Executive Officer of the Company or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company. The cessation of employment of Executive shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of a simple majority of the members of the Board (other than Executive, if he is a member of the Board) at a meeting of the Board called and held for such purpose (after reasonable notice is provided to Executive, and Executive is given an opportunity, together with counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, Executive is guilty of the conduct described in clauses (i), (ii), (iii), (v) or (vi) above, and specifying the particulars thereof in detail; provided, that, no such resolution shall be required for any termination for Cause due to the conduct described in clause (iv) above.

If Executive is terminated for Cause pursuant to this Section 9(a), he shall be entitled to receive only his Base Salary through the date of termination and reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination, and he shall have no further rights to any compensation (including any Base Salary, Transition Bonus, Annual Bonus (including any Annual Bonus that has been declared but not yet paid), payments from the Company pursuant to Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following Executive's termination of employment for Cause pursuant to this Section 9(a) shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive shall not participate in any severance plan, policy or program of the Company.

(b) Disability or Death. The Employment Term, and Executive's employment hereunder, shall terminate immediately upon Executive's death or following delivery of a Notice of Termination by the Company to Executive if Executive becomes physically or mentally incapacitated and is therefore unable for a period of ninety (90) consecutive days or one-hundred twenty (120) days during any consecutive six (6) month period to perform his duties with substantially the same level of quality as immediately prior to such incapacity (such incapacity is hereinafter referred to as "Disability"). Upon termination of Executive's employment hereunder for either Disability or death, Executive or Executive's estate (as the case may be) shall be entitled to receive (i) his Base Salary through the last day of the payroll period during which such termination occurs; (ii) any declared but unpaid Annual Bonus for any fiscal year preceding the year in which the termination occurs; (iii) reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination (the sum of (i), (ii) plus (iii), the "Accrued Obligations"); (iv) a pro rata portion of any Annual Bonus that Executive would have been entitled to receive pursuant to Section 4(b) of this Agreement with respect to the fiscal year of termination based upon the percentage of the fiscal year that shall have elapsed through the date of Executive's termination of employment, and determined by using (X) the Transition Bonus, if such termination occurs during fiscal year 2005, and reducing the pro rata portion of the Transition Bonus by the aggregate amount of all installments of the Transition Bonus that have been paid through the date of termination, or (Y) Executive's target Annual Bonus for the fiscal year of such termination, if such termination occurs following the end of fiscal year 2005 (the "Pro-Rata Bonus"), payable as soon as reasonably practicable following the date of Executive's termination of employment, and (v) in the case of a termination due to Disability, continuation of the Base Salary in effect on the date of termination until the earlier of (A) the second anniversary of the date of termination, and (B) the date Executive is eligible to commence receiving payments under the Company's long-term disability policy. Notwithstanding the foregoing, in the event of Executive's termination of employment due to Disability, if necessary to avoid the application of Section 409A of the Code to the amounts payable pursuant to clauses (iv) and (v) of the preceding sentence, Executive shall not receive any such amounts until the First Payment Date and, on the First Payment Date, the Company will pay Executive an amount equal to the sum of all amounts that would have been payable in respect of the period preceding the First Payment Date but for the delay imposed on account of the aforementioned Section 409A. Executive or Executive's estate (as the case may be) shall have no further rights to any compensation (including any Base Salary, Annual Bonus, payments under Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following Executive's termination for Disability or death shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive (or his estate, as the case may be) shall not participate in any severance plan, policy or program of the Company.

(c) Without Cause by the Company or for Good Reason by Executive. The Employment Term, and Executive's employment hereunder, may be terminated by the Company without Cause (other than by reason of Executive's Disability) following the delivery by the Company of a Notice of Termination to Executive or by Executive for Good Reason following the delivery by Executive of a Notice of Termination to the Company. The expiration of the Employment Term on the date immediately preceding the third anniversary of the Effective Date shall not be considered a termination without Cause under this Agreement or otherwise result in the payment of severance or post-employment benefits pursuant to Section 9(c) of this Agreement if Executive is not otherwise terminated pursuant to Section 9(c) of this Agreement prior to such date. If Executive's employment is terminated by the Company without Cause (other than by reason of Disability) or by Executive for Good Reason, Executive shall be entitled to receive:

(i) within five (5) business days following termination, a lump sum payment in an amount equal to the Accrued Obligations;

(ii) the Pro-Rata Bonus, payable as soon as reasonably practicable following the date of Executive's termination of employment; provided, that, if necessary to avoid the application of Section 409A of the Code to the Pro Rata Bonus, Executive shall not receive any such Pro Rata Bonus installment until the First Payment Date;

(iii) subject to Executive's continued compliance with Section 11 of this Agreement, an amount equal to the greater of (A) $10,000,000, and (B) an amount equal to the sum of (I) three times the Base Salary (at the rate in effect immediately prior to termination) and (II) three times the actual Annual Bonus paid with respect to the preceding fiscal year (any such amount shall be referred to in this Agreement as the "Severance"); provided that, for purposes of this sentence, an Annual Bonus shall be deemed to be "paid" at the time that Executive receives an amount in respect thereof at the time that Annual Bonuses are paid to other senior executives of the Company. The Severance shall be payable in equal installments (each, a "Severance Installment") over the twelve (12) month period (eighteen (18) month period in the event of a termination by Executive for Good Reason based on the circumstances described in clause (iv) or clause (v) under the definition of Good Reason in this Section 9(c)) commencing with the second of the Company's standard payroll dates falling after such termination; provided, however, that, if necessary to avoid the application of Section 409A of the Code to the Severance, Executive shall not receive any installment payment until the First Payment Date, and, on the First Payment Date, the Company will pay Executive an amount equal to the sum of all Severance Installments that would have been payable in respect of the period preceding the First Payment Date but for the delay imposed on account of the aforementioned Section 409A;

(iv) continued health and life insurance benefits for Executive and his spouse and dependents, if any, for a thirty six (36) month period following the date of Executive's termination of employment, on the same basis as such benefits are provided from time to time to actively employed senior executives of the Company; provided, that the Company's obligation to provide such health and life insurance benefits shall cease with respect to such benefits at the time Executive becomes eligible for such benefits from another employer;

(v) three years of additional service credit and credit for three years of additional age under the Company's employee pension plans, except for under any plan that is qualified or intended to be qualified under the provisions of Section 401 of the Code, for purposes of benefit accrual, matching contributions, vesting and eligibility for retirement. For the avoidance of doubt, no amounts provided in Section 9(c)(ii) or (iii) of this Agreement shall be included in such calculation, and Executive shall not be entitled to receive any payments pursuant to any non-qualified pension plan of the Company until expiration of the thirty six (36) month period following the Executive's termination of employment under this Section 9(c); and

(vi) if, as of the date of such termination, (a) Executive is not eligible to participate in any retiree medical or life insurance program of the Company and (b) Executive would have at least 10 years of service with the Company and reached at least age 55 if credited with three years of additional age and service, then the Company shall purchase for Executive a medical and/or life insurance policy, as applicable, that provides coverage that is as comparable as is commercially available to the coverage under the retiree medical and/or retiree life insurance program of the Company, as applicable, as in effect as of the date of Executive's termination of employment. For the avoidance of doubt, nothing in this Section 9(c)(vi) shall provide Executive with any extra age or service credit for purposes of eligibility or for any other purpose under any retiree medical or life insurance program of the Company.

Notwithstanding anything to the contrary in this Agreement, no further payments or benefits shall be due under this Section 9(c) if, at any time after Executive's employment is terminated pursuant to this Section 9(c) and prior to the time when any payment is made or benefit provided pursuant to this Section 9(c), the Board determines, in accordance with the procedures set forth in Section 9(a) of this Agreement, that grounds existed, on or prior to the date of termination of Executive's employment with the Company, including prior to the Effective Date, for the Company to terminate Executive's employment for Cause; provided, however, that, Executive shall in all events be entitled to receive his Base Salary through the date of termination and reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination.

Executive shall have no rights to any further compensation (including any Base Salary, Annual Bonus, payments under Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following a termination pursuant to this Section 9(c) shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive shall not participate in any severance plan, policy or program of the Company. Executive and the Company acknowledge that any payments and benefits provided to Executive under clauses (ii) through (vi) of this Section 9(c) relate solely to services rendered by Executive to the Company on and after the Effective Date.

For purposes of this Agreement, "Good Reason" means:

(i) any change in the duties or responsibilities (including reporting responsibilities) of Executive that is inconsistent in any material and adverse respect with Executive's current position(s), duties, responsibilities or status with the Company (including any material and adverse diminution of such duties or responsibilities); provided, however, that Good Reason shall not be deemed to occur pursuant to this clause (i) solely on account of the Company no longer being a publicly traded entity or on account of any change to Executive's duties as a result of his physical or mental incapacity;

(ii) a material and adverse change in Executive's titles or offices (including his position as Executive Vice Chairman and Chief Operating Officer with the Company; provided, however, that Good Reason shall not be deemed to occur pursuant to this clause (ii) on account of any change to Executive's titles or offices as a result of his physical or mental incapacity;

(iii) any material breach of this Agreement by the Company;

(iv) the failure of the Compensation Committee to adopt, by December 31, 2005 (or such later date mutually agreed by Executive and the Compensation Committee), an incentive compensation program in respect of each of the 2006 and 2007 fiscal years setting forth target awards that are, in the aggregate, no less than $6,700,000 and, as and if appropriate to the award type, performance metrics and payout schedules for earning target, above-target, or below-target award amounts;

(v) within 30 days following notice by the Compensation Committee to Executive of adoption of an incentive compensation program in respect of each of the 2006 and 2007 fiscal years, Executive's written notification to the Compensation Committee that such program is not acceptable to Executive; or

(vi) the relocation of Executive's primary office to a location that is more than thirty five (35) miles from (A) the Company's offices in Tokyo, Japan or in Hong Kong, as the same shall exist from time to time, unless such office is moved closer to Executive's primary residence at the time of such relocation, and (B) Executive's primary residence at the time of such relocation;

provided that, a termination by Executive with Good Reason shall be effective only if, within thirty (30) days following Executive's first becoming aware of the circumstances giving rise to Good Reason, Executive delivers a Notice of Termination for Good Reason by Executive to the Company, and the Company within thirty (30) days following its receipt of such notification has failed to cure the circumstances giving rise to Good Reason.

(d) Termination by Executive without Good Reason. The Employment Term, and Executive's employment hereunder, may be terminated by Executive without Good Reason following the delivery of a Notice of Termination to the Company. Upon a termination by Executive pursuant to this Section 9(d), Executive shall be entitled to his Base Salary through the date of such termination and reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination, and he shall have no rights to any further compensation (including any Base Salary, Transition Bonus, Annual Bonus, payments under Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following termination pursuant to this Section 9(d) shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive shall not participate in any severance plan, policy or program of the Company.

(e) Release. Notwithstanding any other provision of this Agreement to the contrary, Executive acknowledges and agrees that any and all payments and benefits to which Executive is entitled under Section 9(b) or Section 9(c) of this Agreement are conditional upon and subject to Executive's execution of a general release and waiver, substantially in the form attached as Exhibit A hereto, of all claims Executive may have against the Company and its directors, officers and affiliates, except as to matters covered by provisions of this Agreement that expressly survive the termination of this Agreement.

(f) Notice of Termination. Any purported termination of employment by the Company or Executive, other than any termination due to Executive's death, shall be communicated by a written Notice of Termination to Executive or the Company, respectively, delivered in accordance with Section 15(i) hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in the Agreement relied upon, the date of termination, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. The date of termination of Executive's employment shall be the date so stated in the Notice of Termination, which date, in the event of a termination by Executive pursuant to Section 9(d), shall be no less than sixty (60) days following the delivery of a Notice of Termination; provided, however, that in the case of a termination for Cause by the Company, the date of termination shall be the date the Notice of Termination is delivered in accordance with Section 15(i).

(g) Continuation of Employment; Termination On or After Expiration of Employment Term. Unless the parties otherwise agree in writing, continuation of Executive's employment with the Company beyond the expiration of the Employment Term shall be deemed an employment at will and shall not be deemed to extend any of the provisions of this Agreement, and Executive's employment may thereafter be terminated at will by Executive or the Company. The expiration of the Employment Term on the date immediately preceding the third anniversary of the Effective Date shall not be cause for the payment of severance or post-employment benefits pursuant to this Agreement if Executive is not otherwise terminated pursuant to Section 9 of this Agreement prior to such date.

10. Certain Additional Payments by the Company.

(a) If it is determined (as hereafter provided) that any payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement of the Company, including without limitation any restricted stock, stock option, stock appreciation right or similar right, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Code (or any successor provision thereto), or to any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any such interest and penalties, are hereafter collectively referred to as the "Excise Tax"), then the Executive will be entitled to receive an additional payment or payments (a "Gross-Up Payment") in an amount such that, after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b) Subject to the provisions of Section 10(f) of this Agreement, all determinations required to be made under this Section 10, including whether an Excise Tax is payable by Executive and the amount of such Excise Tax and whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, will be made by a nationally recognized firm of certified public accountants (the "Accounting Firm") chosen by the Company. The Company will direct the Accounting Firm to submit its determination and detailed supporting calculations to both the Company and Executive within fifteen (15) calendar days after the date of the event giving rise to the Payment or the date of Executive's termination of employment, if applicable, and any other such time or times as may be requested by the Company or Executive. If the Accounting Firm determines that any Excise Tax is payable by Executive, the Company will pay the required Gross-Up Payment to Executive within five (5) business days after receipt of such determination and calculations. If the Accounting Firm determines that no Excise Tax is payable by Executive, it will, at the same time as it makes such determination, furnish Executive with an opinion that he has substantial authority not to report any Excise Tax on his federal, state, local income or other tax return. Any determination by the Accounting Firm as to the amount of the Gross-Up Payment will be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code (or any successor provision thereto) and the possibility of similar uncertainty regarding applicable state or local tax law at the time of any determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (an "Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts or fails to pursue its remedies pursuant to Section 10(f) hereof and Executive thereafter is required to make a payment of any Excise Tax, Executive will direct the Accounting Firm to determine the amount of the Underpayment that has occurred and to submit its determination and detailed supporting calculations to both the Company and Executive as promptly as possible. Any such Underpayment will be promptly paid by the Company to, or for the benefit of, Executive within five (5) business days after receipt of such determination and calculations.

(c) The Company and Executive will each provide the Accounting Firm access to and copies of any books, records and documents in the possession of the Company or Executive, as the case may be, reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determination contemplated by Section 10(b) of this Agreement.

(d) The federal, state and local income or other tax returns filed by Executive will be prepared and filed on a consistent basis with the determination of the Accounting Firm with respect to the Excise Tax payable by Executive. Executive will make proper payment of the amount of any Excise Tax, and, at the request of the Company, provide to the Company true and correct copies (with any amendments) of his federal income tax return as filed with the Internal Revenue Service (the "IRS") and corresponding state and local tax returns, if relevant, as filed with the applicable taxing authority, and such other documents reasonably requested by the Company, evidencing such payment. If prior to the filing of Executive's federal income tax return, or corresponding state or local tax return, if relevant, the Accounting Firm determines that the amount of the Gross-Up Payment should be reduced, Executive will, within five (5) business days pay to the Company the amount of such reduction.

(e) The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by Section 10(b) and Section 10(d) of this Agreement will be borne by the Company and paid as incurred. If such fees and expenses are initially advanced by Executive, the Company will reimburse Executive the full amount of such fees and expenses within five (5) business days after receipt from Executive of a statement therefor and reasonable evidence of his payment thereof.

(f) Executive will notify the Company in writing of any claim by the IRS that, if successful, would require the payment by the Company of a Gross-Up Payment. Such notification will be given as promptly as practicable but no later than ten (10) business days after Executive actually receives notice of such claim and Executive will further apprise the Company of the nature of such claim and the date on which such claim is requested to be paid (in each case, to the extent known by Executive). Executive will not pay such claim prior to the earlier of (x) the expiration of the thirty (30) calendar-day period following the date on which he gives such notice to the Company and (y) the date that any payment of amount with respect to such claim is due. If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive will:

(i) provide the Company with any written records or documents in his possession relating to such claim reasonably requested by the Company;

(ii) take such action in connection with contesting such claim as the Company will reasonably request in writing from time to time, including without limitation accepting legal representation with respect to such claim by an attorney competent in respect of the subject matter and reasonably selected by the Company;

(iii) cooperate with the Company in good faith in order effectively to contest such claim; and

(iv) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company will bear and pay directly all costs and expenses (including interest and penalties) incurred in connection with such contest and will indemnify and hold harmless Executive, on an after-tax basis, for and against any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limiting the foregoing provisions of this Section 10(f), the Company will control all proceedings taken in connection with the contest of any claim contemplated by this Section 10(f) and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim (provided that Executive may participate therein at his own cost and expense) and may, at its option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company will determine; provided, that if the Company directs Executive to pay the tax claimed and sue for a refund, the Company will advance the amount of such payment to Executive on an interest-free basis and will indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance; and provided further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which the contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of any such contested claim will be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and

Executive will be entitled to settle or contest, as the case may be, any other issue raised by the IRS or any other taxing authority.

(g) If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 10 (f) hereof, Executive receives any refund with respect to such claim, Executive will (subject to the Company's complying with the requirements of Section 10(f) hereof) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after any taxes applicable thereto). If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 10(f) hereof, a determination is made that Executive will not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial or refund prior to the expiration of thirty (30) calendar days after such determination, then such advance will be forgiven and will not be required to be repaid and the amount of such advance will offset, to the extent thereof, the amount of Gross-Up Payment required to be paid pursuant to this Section 10.

(h) If it is ultimately determined (by IRS private letter ruling or closing agreement, court decision or otherwise) that any Gross-Up Payments and/or advances and/or Underpayments and/or any other amounts paid or made by the Company pursuant to this Section 10 were not necessary to accomplish the purpose of this Section 10, the Executive shall promptly cooperate with the Company to correct such overpayments (by way of assigning any refund to the Company as provided herein, by direct repayment or otherwise) in a manner consistent with the purpose of this Section 10, which is to protect the Executive by making him whole, but not more than whole, on an after-tax basis, from the application of the Excise Tax.

11. Restrictive Covenants.

(a) Non-Competition/Non-Solicitation. Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its subsidiaries and controlled affiliates and accordingly agrees as follows:

(i) While employed by the Company and for a period of twelve (12) months (eighteen (18) months in the event of a termination by Executive for Good Reason based on the circumstances described in clause (iv) or clause (v) under the definition of Good Reason in Section 9(c) of this Agreement) following the date Executive ceases to be employed by the Company, if such termination occurs during the Employment Term (the "Restricted Period"), Executive will not directly or indirectly, (w) engage in any "Competitive Business" (defined below) for Executive's own account, (x) enter the employ of, or render any services to, any person engaged in any Competitive Business, (y) acquire a financial interest in, or otherwise become actively involved with, any person engaged in any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant, or (z) interfere with business relationships (whether formed before or after the Effective Date) between the Company and customers or suppliers of, or consultants to, the Company.

(ii) For purposes of this Section 11, a "<u>Competitive Business</u>" means, as of any date, including during the Restricted Period, any person or entity (including any joint venture, partnership, firm, corporation or limited liability company) that engages in or proposes to engage in the following activities in any geographical area in which the Company does business: (A) the property and casualty insurance business, including commercial insurance, business insurance, personal insurance and specialty insurance; (B) the life and accident and health insurance business; (C) the underwriting, reinsurance, marketing or sale of (but not brokerage of) (y) any form of insurance of any kind that the Company as of such date does, or proposes to, underwrite, reinsure, market or sell (any such form of insurance, a "<u>Company Insurance Product</u>"), or (z) any other form of insurance that is marketed or sold in competition with any Company Insurance Product; (D) retirement services and mutual funds services; or (E) any other business that as of such date is a direct and material competitor of one of the Company's principal businesses.

(iii) For purposes of this Section 11, the Company shall be construed to include the Company and its subsidiaries and controlled affiliates.

(iv) Notwithstanding anything to the contrary in the Agreement, Executive may (A) directly or indirectly, own, solely as an investment, securities of any person engaged in the business of the Company which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (x) is not a controlling person of, or a member of a group which controls, such person and (y) does not, directly or indirectly, own one percent (1%) or more of any class of securities of such person, and (B) during the portion of the Restricted Period following termination of Executive's employment, be employed by or provide services to, any private equity firm or hedge fund, so long as Executive has no participation whatsoever in any fund invested in any business described in clauses (A) through (C) of Section 11(a)(ii) of this Agreement.

(v) During the Restricted Period, Executive will not, directly or indirectly, without the Company's written consent, solicit or encourage to cease to work with the Company any person who holds a position that is designated as a "senior partner" or "partner" for purposes of eligibility to participate in any deferred compensation profit participation program of the Company (or any similar designation in any successor or substitute plan or program (each, a "<u>DCPPP Senior Partner or Partner</u>"), any employee holding the title of Vice President or higher of the Company or any business unit of the Company, or any employee designated by the Company as a "core employee" or a similar designation (a "<u>Key Employee</u>") or any consultant whose primary business activity consists of providing services to the Company ("<u>Key Consultant</u>") or who was a Key Employee of or Key Consultant then under contract with the Company within the six (6) month period preceding such activity. In addition, during the Restricted Period, Executive will not, without the Company's written consent, directly or indirectly hire any person who is or who was, within the six (6) month period preceding such activity, a DCPPP Senior Partner or Partner.

(vi) Executive understands that the provisions of this Section 11(a) may limit his ability to earn a livelihood in a business similar to the business of the Company but he nevertheless agrees and hereby acknowledges that (A) such provisions do not impose a greater restraint than is necessary to protect the goodwill or other business interests of the Company, (B) such provisions contain reasonable limitations as to time and scope of activity to be restrained, (C) such provisions are not harmful to the general public and (D) such provisions are not unduly burdensome to Executive. In consideration of the foregoing and in light of Executive's education, skills and abilities, Executive agrees that he shall not assert that, and it should not be considered that, any provisions of Section 11(a) otherwise are void, voidable or unenforceable or should be voided or held unenforceable.

(vii) It is expressly understood and agreed that, although Executive and the Company consider the restrictions contained in this Section 11(a) to be reasonable, if a judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Section 11(a) or elsewhere in this Agreement is an unenforceable restriction against Executive, the provisions of the Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

(b) Nondisparagement. Executive agrees (whether during or after Executive's employment with the Company) not to issue, circulate, publish or utter any false or disparaging statements, remarks or rumors about the Company or the officers, directors or managers of the Company other than to the extent reasonably necessary in order to (i) assert a bona fide claim against the Company arising out of Executive's employment with the Company, or (ii) respond in a truthful and appropriate manner to any legal process or give truthful and appropriate testimony in a legal or regulatory proceeding. The Company agrees to instruct its directors and executives not to (whether during or after Executive's employment with the Company) issue, circulate, publish or utter any false or disparaging statements, remarks or rumors about Executive other than to the extent reasonably necessary in order to (i) assert or bona fide claim against Executive arising out of Executive's employment with the Company, or (ii) respond in a truthful and appropriate manner to any legal process or give truthful and appropriate testimony in a legal or regulatory proceeding.

(c) Code of Conduct. Executive agrees to abide by the terms of the Company's Code of Conduct or the Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics.

(d) Confidentiality/Company Property. Executive shall not, without the prior written consent of the Company, use, divulge, disclose or make accessible to any other person, firm, partnership, corporation or other entity, any "Confidential Information" (as defined below) except while employed by the Company, in furtherance of the business of and for the benefit of the Company, or any "Personal Information" (as defined below); provided that Executive may disclose such information when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the Company and/or its affiliates, as the case may be, or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Executive to divulge, disclose or make accessible such information; provided, further, that in the event that Executive is ordered by a court or other government agency to disclose any Confidential Information or Personal Information, Executive shall (i) promptly notify the Company of such order, (ii) at the written request of the Company, diligently contest such order at the sole expense of the Company as expenses occur, and (iii) at the written request of the Company, seek to obtain, at the sole expense of the Company, such confidential treatment as may be available under applicable laws for any information disclosed under such order. For purposes of this Section 11(d), (i) "Confidential Information" shall mean non-public information concerning the financial data, strategic business plans, product development (or other proprietary product data), customer lists, marketing plans and other non-public, proprietary and confidential information relating to the business of the Company or its affiliates or customers, that, in any case, is not otherwise available to the public (other than by Executive's breach of the terms hereof) and (ii) "Personal Information" shall mean any information concerning the personal, social or business activities of the officers or directors of the Company. Upon termination of Executive's employment with the Company, Executive shall return all Company property, including, without limitation, files, records, disks and any media containing Confidential Information or Personal Information.

(e) Developments. All discoveries, inventions, ideas, technology, formulas, designs, software, programs, algorithms, products, systems, applications, processes, procedures, methods and improvements and enhancements conceived, developed or otherwise made or created or produced by Executive alone or with others, and in any way relating to the business or any proposed business of the Company of which Executive has been made aware, or the products or services of the Company of which Executive has been made aware, whether or not subject to patent, copyright or other protection and whether or not reduced to tangible form, at any time during the Employment Term ("Developments"), shall be the sole and exclusive property of the Company. Executive agrees to, and hereby does, assign to the Company, without any further consideration, all of Executive's right, title and interest throughout the world in and to all Developments. Executive agrees that all such Developments that are copyrightable may constitute works made for hire under the copyright laws of the United States and, as such, acknowledges that the Company is the author of such Developments and owns all of the rights comprised in the copyright of such Developments and Executive hereby assigns to the Company without any further consideration all of the rights comprised in the copyright and other proprietary rights Executive may have in any such Development to the extent that it might not be considered a work made for hire. Executive shall make and maintain adequate and current written records of all Developments and shall disclose all Developments promptly, fully and in writing to the Company promptly after development of the same, and at any time upon request.

(f) Cooperation. During the Employment Term and at any time thereafter, Executive agrees to cooperate (i) with the Company in the defense of any legal matter involving any matter that arose during Executive's employment with the Company and (ii) with all government authorities on matters pertaining to any investigation, litigation or administrative proceeding pertaining to the Company. The Company will reimburse Executive for any reasonable travel and out of pocket expenses incurred by Executive in providing such cooperation. The Company agrees to cooperate with the Executive in the same manner as described above.

12. Enforcement. Executive acknowledges and agrees that the Company's remedies at law for a breach or threatened breach of any of the provisions of Sections 11(a), (b), (d) and (e) of this Agreement would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. In addition, the Company shall be entitled to immediately cease paying any amounts remaining due or providing any benefits to Executive pursuant to Section 9 of this Agreement upon a determination by the Board that Executive has violated any provision of Section 11 (a), (b), (d), (e) or (f) of this Agreement, subject to payment of all such amounts upon a final determination, in accordance with the dispute resolution mechanism contained in Section 15 of this Agreement, that Executive had not violated Section 11 (a), (b), (d), (e) or (f) of this Agreement.

13. Indemnification. At all times during and after the Employment Term, the Company shall indemnify Executive to the fullest extent permitted by the law of the state of the Company's incorporation for all actions or omissions taken or made by Executive (whether before or after the date of this Agreement) in his service to the Company or its affiliated entities for which Executive has performed or does perform services at the request of the Company, including, to the fullest extent allowed by law, the advancement to Executive of all reasonable attorneys' costs and expenses incurred by Executive in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or employee of the Company, within twenty (20) calendar days after receipt by the Company of a written request from Executive for such advance. Executive's request for advancement of attorneys' costs and expenses pursuant to the preceding sentence shall include an undertaking by Executive to repay the amount of such advance if it shall ultimately be determined pursuant to Section 15(b) that Executive is not entitled to be indemnified against such costs and expenses. Executive shall have the benefit of continuing directors' and officers' insurance coverage at levels no less favorable than those in effect from time to time for members of the Board and other members of the Company's senior management.

14. Executive Representation and Warranty. Executive hereby represents and warrants that, as of the date of this Agreement, during Executive's period of employment with the Company, Executive has not willfully or grossly negligently breached Executive's duties as an employee, officer or director of the Company, has not committed fraud, embezzlement or any other similar dishonest conduct in the course of his employment and has not willfully violated any material provision of the Company's Code of Conduct or the Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics. As used in this Section 14, the term "willfully" shall be subject to the same limitations as the term "willful" in Section 9(a) of this Agreement.

15. Miscellaneous.

(a) No Mitigation or Offset. In the event of any termination of Executive's employment hereunder, Executive shall be under no obligation to seek other employment or otherwise mitigate the obligations of the Company under this Agreement, and there shall be no offset against any amounts due under this Agreement on account of any remuneration attributable to any subsequent employment that Executive may obtain.

(b) Arbitration. Except as provided in Section 11 of this Agreement, any dispute between the parties to this Agreement in connection with, arising out of or asserting breach of this Agreement or any statutory or common law claim by Executive relating to Executive's employment under this Agreement or rights under this Agreement (including any tort or discrimination claim), shall be exclusively resolved by binding statutory arbitration. Such dispute shall be submitted to arbitration in New York, New York, before a panel of three neutral arbitrators in accordance with the Commercial Rules of the American Arbitration Association then in effect, and the arbitration determination resulting from any such submission shall be final and binding upon the parties hereto. Judgment upon any arbitration award may be entered in any court of competent jurisdiction.

(c) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE WHOLLY PERFORMED WITHIN THAT STATE, WITHOUT REGARD TO ITS CONFLICT OF LAWS PROVISIONS OR THE CONFLICT OF LAWS PROVISIONS OF ANY OTHER JURISDICTION WHICH WOULD CAUSE THE APPLICATION OF ANY LAW OTHER THAN THAT OF THE STATE OF NEW YORK.

(d) Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company, and, without limiting the effect of the foregoing, specifically supersedes the Employment Letter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified or amended except by written instrument signed by the parties hereto. Sections 3, 5, 8(a)(ii), 9, 10, 11, 12, 13 and 15 of this Agreement shall survive the termination of Executive's employment with the Company, to the extent specifically stated therein.

(e) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party's rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(f) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(g) Successors.

(i) This Agreement is personal to Executive and shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This

Agreement shall inure to the benefit of and be enforceable by Executive's legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors.

(ii) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, unless such assumption occurs by operation of law. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(h) Dispute Resolution Costs; Legal Fees. In the event of any contest or dispute relating to this Agreement or the termination of Executive's employment hereunder, the Company shall reimburse 100% of Executive's reasonable legal fees if Executive substantially prevails in such contest or dispute. The costs of any arbitration pursuant to Section 15(b) (including the fees and cost of the arbitrators) shall be paid by the Company.

(i) Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, if delivered by overnight courier service, if sent by facsimile transmission or if mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses or sent via facsimile to the respective facsimile numbers, as the case may be, as set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt; provided, however, that (i) notices sent by personal delivery or overnight courier shall be deemed given when delivered; (ii) notices sent by facsimile transmission shall be deemed given upon the sender's receipt of confirmation of complete transmission, and (iii) notices sent by United States registered mail shall be deemed given two days after the date of deposit in the United States mail.

If to Executive, to the address as shall most currently appear on the records of the Company

With a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attn: Adam Chinn, Esq.
Fax: 212-403-2000

If to the Company, to:

American International Group, Inc.
70 Pine Street
New York, NY 10270
Fax: 212-770-1584
Attn: General Counsel

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attn: Michael J. Segal, Esq.
Fax: 212-757-3990

(j) Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(k) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

EXECUTIVE

/s/ Donald P. Kanak
Donald P. Kanak

AMERICAN INTERNATIONAL GROUP, INC.

By: /s/ Kathleen E. Shannon
Name: Kathleen E. Shannon
Title: Senior Vice President, Secretary and Deputy General Counsel

EXHIBIT A

RELEASE OF CLAIMS

1. Release of Claims

In partial consideration of the payments and benefits described in Section 9 of the employment agreement (the "Employment Agreement"), effective March 14, 2005, by and between Donald P. Kanak ("Executive") and American International Group, Inc. (the "Company"), to which Executive agrees Executive is not entitled until and unless he executes this Release, Executive, for and on behalf of himself and his heirs and assigns, subject to the following two sentences hereof, hereby waives and releases any employment, compensation or benefit-related common law, statutory or other complaints, claims, charges or causes of action of any kind whatsoever, both known and unknown, in law or in equity, which Executive ever had, now has or may have against the Company and its shareholders (other than C.V. Starr & Co., Inc. and Starr International Company, Inc.), subsidiaries, successors, assigns, directors, officers, partners, members, employees or agents (collectively, the "Releasees") by reason of facts or omissions which have occurred on or prior to the date that Executive signs this Release, including, without limitation, any complaint, charge or cause of action arising under federal, state or local laws pertaining to employment, including the Age Discrimination in Employment Act of 1967 ("ADEA," a law which prohibits discrimination on the basis of age), the National Labor Relations Act, the Civil Rights Act of 1991, the Americans With Disabilities Act of 1990, Title VII of the Civil Rights Act of 1964, all as amended; and all other federal, state and local laws and regulations. By signing this Release, Executive acknowledges that he intends to waive and release any rights known or unknown that he may have against the Releasees under these and any other laws; provided, that Executive does not waive or release claims with respect to the right to enforce the Employment Agreement (the "Unreleased Claims"). Notwithstanding the foregoing, Executive does not release, discharge or waive any rights to indemnification that he may have under the certificate of incorporation, the by-laws or equivalent governing documents of the Company or its subsidiaries or affiliates, the laws of the State of Delaware or any other state of which such subsidiary or affiliate is a domiciliary, or any indemnification agreement between Executive and the Company, or any rights to insurance coverage under any directors' and officers' personal liability insurance or fiduciary insurance policy.

2. Proceedings

Executive acknowledges that he has not filed any complaint, charge, claim or proceeding, except with respect to an Unreleased Claim, if any, against any of the Releasees before any local, state or federal agency, court or other body (each individually a "Proceeding"). Executive represents that he is not aware of any basis on which such a Proceeding could reasonably be instituted. Executive (i) acknowledges that he will not initiate or cause to be initiated on his behalf any Proceeding and will not participate in any Proceeding, in each case, except as required by law; and (ii) waives any right he may have to benefit in any manner from any relief (whether monetary or otherwise) arising out of any Proceeding, including any Proceeding conducted by the Equal Employment Opportunity Commission ("EEOC"). Further, Executive understands that, by executing this Release, he will be limiting the availability of certain remedies that he may have against the Company and limiting also his ability to pursue certain claims against the Releasees. Notwithstanding the above, nothing in Section 1 of this Release shall prevent Executive from (i) initiating or causing to be initiated on his behalf any complaint, charge, claim or proceeding against the Company before any local, state or federal agency, court or other body challenging the validity of the waiver of his claims under the ADEA contained in Section 1 of this Release (but no other portion of such waiver); or (ii) initiating or participating in an investigation or proceeding conducted by the EEOC.

3. Time to Consider

Executive acknowledges that he has been advised that he has twenty-one (21) days from the date of receipt of this Release to consider all the provisions of this Release and he does hereby knowingly and voluntarily waive said given twenty-one (21) day period. EXECUTIVE FURTHER ACKNOWLEDGES THAT HE HAS READ THIS RELEASE CAREFULLY, HAS BEEN ADVISED BY THE COMPANY TO, AND HAS IN FACT, CONSULTED AN ATTORNEY, AND FULLY UNDERSTANDS THAT BY SIGNING BELOW HE IS GIVING UP CERTAIN RIGHTS WHICH HE MAY HAVE TO SUE OR ASSERT A CLAIM AGAINST ANY OF THE RELEASEES, AS DESCRIBED IN SECTION 1 OF THIS RELEASE AND THE OTHER PROVISIONS HEREOF. EXECUTIVE ACKNOWLEDGES THAT HE HAS NOT BEEN FORCED OR PRESSURED IN ANY MANNER WHATSOEVER TO SIGN THIS RELEASE, AND EXECUTIVE AGREES TO ALL OF ITS TERMS VOLUNTARILY.

4. Revocation

Executive hereby acknowledges and understands that Executive shall have seven (7) days from the date of his execution of this Release to revoke this Release (including, without limitation, any and all claims arising under the ADEA) and that neither the Company nor any other person is obligated to provide any benefits to Executive pursuant to Section 9 of the Employment Agreement until eight (8) days have passed since Executive's signing of this Release without Executive having revoked this Release, in which event the Company immediately shall arrange and/or pay for any such benefits otherwise attributable to said eight-(8) day period, consistent with the terms of the Employment Agreement. If Executive revokes this Release, Executive will be deemed not to have accepted the terms of this Release, and no action will be required of the Company under any section of this Release.

5. No Admission

This Release does not constitute an admission of liability or wrongdoing of any kind by Executive or the Company.

6. General Provisions

A failure of any of the Releasees to insist on strict compliance with any provision of this Release shall not be deemed a waiver of such provision or any other provision hereof. If any provision of this Release is determined to be so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable, and in the event that any provision is determined to be entirely unenforceable, such provision shall be deemed severable, such that all other provisions of this Release shall remain valid and binding upon Executive and the Releasees.

7. Governing Law

The validity, interpretations, construction and performance of this Release shall be governed by the laws of the State of New York without giving effect to conflict of laws principles.

IN WITNESS WHEREOF, Executive has hereunto set Executive's hand as of the day and year set forth opposite his signature below.

DATE	Donald P. Kanak

Annex G

Please see attached.

EMPLOYMENT AGREEMENT

EMPLOYMENT AGREEMENT (this "Agreement"), is entered into as of June 27, 2005, by and between American International Group, Inc., a Delaware corporation (the "Company"), and Steven J. Bensinger ("Executive").

WHEREAS, Executive is currently employed by the Company as its Executive Vice President and Chief Financial Officer pursuant to that certain employment letter dated as of March 16, 2005 (the "Employment Letter"); and

WHEREAS, as of the date of this Agreement, the Company wishes to continue Executive's employment as Executive Vice President and Chief Financial Officer under the terms of a new employment agreement on the terms set forth herein, which shall supersede the Employment Letter; and

WHEREAS, Executive desires to enter into such agreement; and

WHEREAS, Executive's employment as the Company's Executive Vice President and Chief Financial Officer is a promotion from his position with the Company prior to March 14, 2005, and the Board of Directors of the Company (the "Board") has acknowledged that Executive has been performing his duties as Executive Vice President and Chief Financial Officer under conditions at the Company that are demanding both in terms of the time commitment required and the unique circumstances facing the Company as of the date of this Agreement.

NOW, THEREFORE, in consideration of the premises and mutual covenants herein and for other good and valuable consideration, the parties hereby agree as follows:

1. Term of Employment. Subject to the provisions of Section 9 of this Agreement, this Agreement shall be effective for a term commencing as of March 14, 2005 (the "Effective Date") and ending on the day immediately preceding the third anniversary of the Effective Date (the "Employment Term").

2. Position.

(a) Executive shall serve as Executive Vice President and Chief Financial Officer of the Company. In such position, Executive shall have such duties and authority as are consistent therewith. Executive shall report to the Company's Chief Executive Officer and to the Audit Committee of the Board.

(b) During the Employment Term, Executive will devote his full business time and best efforts to the performance of his duties hereunder and will not engage in any other business, profession or occupation for compensation or otherwise which would conflict or interfere with the rendition of such services, either directly or indirectly, without the prior written consent of the Board; provided, that nothing herein shall preclude Executive, subject to the prior approval of the Board, from accepting appointment to or continuing to serve on any board of directors or trustees of any business corporation or any charitable or not-for-profit organization or from managing his personal, financial and legal affairs; provided, in each case, and in the aggregate, that such activities do not conflict or interfere with the performance of Executive's duties hereunder or conflict with Section 11 of this Agreement in any material respect.

3. Base Salary and Non-Variable Compensation.

(a) Base Salary. During the Employment Term, the Company shall pay Executive a base salary (the "Base Salary") at the annual rate of $750,000, payable in regular installments in accordance with the Company's usual payroll practices. The Base Salary shall be retroactive to the Effective Date. During the Employment Term, the Compensation Committee of the Board (the "Compensation Committee") shall review the Base Salary annually and may increase the Base Salary, and the term "Base Salary" shall refer to such increased amount.

(b) Non-Variable Compensation. Executive shall receive an additional cash payment with respect to each of fiscal years 2005, 2006 and 2007, in addition to any other amounts described in this Agreement, in an amount equal to the excess, if any, of (i) $750,000 over (ii) the aggregate of all (A) supplemental quarterly interim cash bonuses in respect of the Company's long-term compensation arrangements or otherwise paid in respect of the applicable fiscal year, which shall be paid consistent with past practice, and (B) cash dividends received in respect of the fiscal year, or with respect to the prior fiscal year to the extent not previously taken into account in respect of this clause (B), on common and preferred stock of C.V. Starr & Co., Inc. ("Starr") held by Executive, which compensation shall be paid no later than March 31 of the fiscal year following each of fiscal years 2005, 2006 and 2007. This amount shall be payable in respect of fiscal year 2007 irrespective of the expiration of the Employment Term on the day immediately preceding the third anniversary of the Effective Date, if such amount has not been paid by such time.

4. Bonuses.

(a) Transition Bonus. The Company shall pay Executive a transition bonus, in cash, in an amount equal to $1,000,000 (the "Transition Bonus"), which shall be paid in four equal installments on, or as soon as reasonably practicable following, each of the following dates, whether or not Executive is employed by the Company on such dates, unless Executive's employment has been terminated by the Company for "Cause" or by Executive without "Good Reason" (as such terms are defined below): (i) the date Executive and the Company sign this Agreement, and (ii) the last day of each of the second, third and fourth fiscal quarters of the Company in 2005. If Executive's employment is terminated for any reason other than by the Company for Cause or by Executive without Good Reason before any payment date set forth in the preceding sentence, then, if necessary to avoid the application of Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"), to any such unpaid portion of the Transition Bonus, Executive shall not receive any such amounts until the first scheduled payroll date that occurs more than six months following the date of termination of employment (the "First Payment Date") and, on the First Payment Date, the Company will pay Executive an amount equal to the sum of all amounts that would have been payable following termination of employment in respect of the period preceding the First Payment Date but for the delay imposed on account of the aforementioned Section 409A.

(b) Annual Bonus. Executive may receive an additional annual cash bonus in respect of each full or partial fiscal year of the Company during the Employment Term, as determined in the sole discretion of the Compensation Committee based on its assessment of Company and individual performance in relation to performance targets, a subjective evaluation of Executive's performance and/or such other criteria as may be established by it (the "Annual Bonus"). Notwithstanding the foregoing, during the Employment Term, Executive shall be eligible, with respect to each of fiscal years 2006 and 2007, for an annual cash bonus based on the attainment of targets established by the Compensation Committee, which, together with the target value of any long-term or equity-based award in respect of such year (as described in Section 5), shall have a total target value of $5,000,000.

5. Long-Term and Equity-Based Incentives. During the Employment Term, Executive shall be eligible to participate in any long-term incentive compensation plans or equity-based compensation plans maintained by the Company on such basis as may be determined by the Compensation Committee; provided that, as of a date that is not later than March 31, 2006, Executive shall be granted awards in respect of fiscal year 2005 having a value, determined at the date of grant, as reasonably determined by the Compensation Committee, of no less than the excess of (A) $4,000,000 over (B) the sum of (i) the grant date value (as reasonably determined by the Compensation Committee in the same manner) of Company stock options and other equity awards granted to Executive no later than December 31, 2005, in respect of fiscal year 2005, (ii) the annualized fiscal year 2005 grant value (as reasonably determined by the Compensation Committee) of any award made to Executive pursuant to a Company arrangement intended to be in lieu of Executive's participation in the Starr International Company, Inc. Deferred Compensation Profit Participation Plan and (iii) the value (as reasonably determined by the Compensation Committee) of any additional shares of preferred stock awarded to Executive with respect to fiscal year 2005 by Starr and any growth in book value in respect of 2005 attributable to any common stock of Starr held by Executive. In the event that any shares pursuant to clause (iii) of the preceding sentence have not been awarded, or increase in book value determined, by Starr by March 31, 2006, the Company shall grant Executive a long-term or equity-based award having a value, as reasonably determined by the Compensation Committee, equal to the excess of (X) $4,000,000 over (Y) the value of the awards described in clauses (i) and (ii) of the preceding sentence. Notwithstanding anything to the contrary in this Section 5, during the Employment Term, Executive shall be eligible, with respect to each of fiscal years 2006 and 2007, for a long-term or equity-based award, which, together with any annual cash bonus target in respect of such year (as described in Section 4(b)), shall have a total target value (as reasonably determined by the Compensation Committee) of $5,000,000. The amount actually awarded in respect of 2006 and 2007 shall be offset by the value of (I) awards described in clause (B) of the first sentence of this Section 5, but substituting 2006 or 2007, as applicable, for 2005 in such clause and (II) any shares awarded, or increase in book value determined, in accordance with such clause (B) in respect of the applicable year but later than March 31 of the subsequent year.

6. Employee Benefits. During the Employment Term, Executive shall be

entitled to participate in the Company's employee benefit plans (other than any severance or change-in-control plan) as in effect from time to time on the same basis as those benefits are generally made available to other senior executives of the Company. In addition, Executive and the Company will negotiate in good faith to determine, prior to January 1, 2006, the nature of Executive's participation in the Company's Supplemental Executive Retirement Plan.

7. Vacation. Executive shall be entitled to four (4) weeks annual paid vacation in accordance with the vacation policy of the Company.

8. Business Expenses and Perquisites.

(a) Expenses. During the Employment Term, reasonable business expenses incurred by Executive in the performance of his duties hereunder shall be reimbursed by the Company in accordance with Company policies.

(b) Perquisites. During the Employment Term, Executive shall be entitled to participate in all of the Company's perquisite plans, programs and arrangements that are generally provided by the Company to other senior executives from time to time, including, without limitation, the provision of financial and tax planning assistance.

9. Termination. Notwithstanding any other provision of the Agreement:

(a) For Cause by the Company. The Employment Term, and Executive's employment hereunder, may be terminated at any time by the Company for Cause upon delivery of a "Notice of Termination" (as defined in Section 9(f)) by the Company to Executive. For purposes of this Agreement, "Cause" shall mean, whether occurring prior to, or on or after the Effective Date, (i) Executive's willful and continued failure to perform substantially his duties with the Company (other than any such failure resulting from Executive's incapacity due to physical or mental illness) for a period of 10 days after a written demand for substantial performance is delivered to Executive by the Board, which specifically identifies the manner in which the Board believes that Executive has not substantially performed Executive's duties, (ii) Executive's willful malfeasance or willful misconduct that results in substantial damage to the Company, (iii) Executive's willful and material violation of a material provision of the Company's Code of Conduct or the Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics, as such codes of conduct may be in effect from time to time, or other policies regarding behavior of employees, (iv) conviction of, or entry of a plea of guilty or no contest by Executive with respect to, a felony or any lesser crime of which fraud or dishonesty is a material element, (v) any willful failure by Executive to comply with a material provision of Section 11 of this Agreement, or (vi) Executive's breach of Section 14 of this Agreement.

For purposes of this provision, no act or failure to act on the part of Executive, shall be considered "willful" unless it is done, or omitted to be done, by Executive in bad faith or without reasonable belief that Executive's action or omission was in the best interests of the Company. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Board or upon the instructions of the Board or the Chief Executive

Officer of the Company or based upon the advice of counsel for the Company shall be conclusively presumed to be done, or omitted to be done, by Executive in good faith and in the best interests of the Company. The cessation of employment of Executive shall not be deemed to be for Cause unless and until there shall have been delivered to Executive a copy of a resolution duly adopted by the affirmative vote of a simple majority of the members of the Board (other than Executive, if he is a member of the Board) at a meeting of the Board called and held for such purpose (after reasonable notice is provided to Executive, and Executive is given an opportunity, together with counsel, to be heard before the Board), finding that, in the good faith opinion of the Board, Executive is guilty of the conduct described in clauses (i), (ii), (iii), (v) or (vi) above, and specifying the particulars thereof in detail; provided, that, no such resolution shall be required for any termination for Cause due to the conduct described in clause (iv) above.

If Executive is terminated for Cause pursuant to this Section 9(a), he shall be entitled to receive only his Base Salary through the date of termination and reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination, and he shall have no further rights to any compensation (including any Base Salary, Transition Bonus, Annual Bonus (including any Annual Bonus that has been declared but not yet paid), payments from the Company pursuant to Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following Executive's termination of employment for Cause pursuant to this Section 9(a) shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive shall not participate in any severance plan, policy or program of the Company.

(b) Disability or Death. The Employment Term, and Executive's employment hereunder, shall terminate immediately upon Executive's death or following delivery of a Notice of Termination by the Company to Executive if Executive becomes physically or mentally incapacitated and is therefore unable for a period of ninety (90) consecutive days or one-hundred twenty (120) days during any consecutive six (6) month period to perform his duties with substantially the same level of quality as immediately prior to such incapacity (such incapacity is hereinafter referred to as "Disability"). Upon termination of Executive's employment hereunder for either Disability or death, Executive or Executive's estate (as the case may be) shall be entitled to receive (i) his Base Salary through the last day of the payroll period during which such termination occurs; (ii) any declared but unpaid Annual Bonus for any fiscal year preceding the year in which the termination occurs; (iii) reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination (the sum of (i), (ii) plus (iii), the "Accrued Obligations"); (iv) a pro rata portion of any Annual Bonus that Executive would have been entitled to receive pursuant to Section 4(b) of this Agreement with respect to the fiscal year of termination based upon the percentage of the fiscal year that shall have elapsed through the date of Executive's termination of employment, and determined by using (X) the Transition Bonus, if such termination occurs during fiscal year 2005, and reducing the pro rata portion of the Transition Bonus by the aggregate amount of all installments of the Transition Bonus that have been paid through the date of termination, or (Y) Executive's target Annual Bonus for the fiscal year of such termination, if such termination occurs following the end of fiscal year 2005 (the

"Pro-Rata Bonus"), payable as soon as reasonably practicable following the date of Executive's termination of employment, and (v) in the case of a termination due to Disability, continuation of the Base Salary in effect on the date of termination until the earlier of (A) the second anniversary of the date of termination, and (B) the date Executive is eligible to commence receiving payments under the Company's long-term disability policy. Notwithstanding the foregoing, in the event of Executive's termination of employment due to Disability, if necessary to avoid the application of Section 409A of the Code to the amounts payable pursuant to clauses (iv) and (v) of the preceding sentence, Executive shall not receive any such amounts until the First Payment Date and, on the First Payment Date, the Company will pay Executive an amount equal to the sum of all amounts that would have been payable in respect of the period preceding the First Payment Date but for the delay imposed on account of the aforementioned Section 409A. Executive or Executive's estate (as the case may be) shall have no further rights to any compensation (including any Base Salary, Annual Bonus, payments under Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following Executive's termination for Disability or death shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive (or his estate, as the case may be) shall not participate in any severance plan, policy or program of the Company.

(c) Without Cause by the Company or for Good Reason by Executive. The Employment Term, and Executive's employment hereunder, may be terminated by the Company without Cause (other than by reason of Executive's Disability) following the delivery by the Company of a Notice of Termination to Executive or by Executive for Good Reason following the delivery by Executive of a Notice of Termination to the Company. The expiration of the Employment Term on the date immediately preceding the third anniversary of the Effective Date shall not be considered a termination without Cause under this Agreement or otherwise result in the payment of severance or post-employment benefits pursuant to Section 9(c) of this Agreement if Executive is not otherwise terminated pursuant to Section 9(c) of this Agreement prior to such date. If Executive's employment is terminated by the Company without Cause (other than by reason of Disability) or by Executive for Good Reason, Executive shall be entitled to receive:

(i) within five (5) business days following termination, a lump sum payment in an amount equal to the Accrued Obligations;

(ii) the Pro-Rata Bonus, payable as soon as reasonably practicable following the date of Executive's termination of employment; provided, that, if necessary to avoid the application of Section 409A of the Code to the Pro Rata Bonus, Executive shall not receive any such Pro Rata Bonus installment until the First Payment Date;

(iii) subject to Executive's continued compliance with Section 11 of this Agreement, an amount equal to the greater of (A) $7,500,000, and (B) an amount equal to the sum of (I) three times the Base Salary (at the rate in effect immediately prior to termination) and (II) three times the actual Annual Bonus paid with respect to the preceding fiscal year (any such amount shall be referred to in this Agreement as the "Severance"); provided that, for purposes of this sentence, an Annual Bonus shall be deemed to be "paid" at the time that

Executive receives an amount in respect thereof at the time that Annual Bonuses are paid to other senior executives of the Company. The Severance shall be payable in equal installments (each, a "Severance Installment") over the twelve (12) month period (eighteen (18) month period in the event of a termination by Executive for Good Reason based on the circumstances described in clause (iv) or clause (v) under the definition of Good Reason in this Section 9(c)) commencing with the second of the Company's standard payroll dates falling after such termination; provided, however, that, if necessary to avoid the application of Section 409A of the Code to the Severance, Executive shall not receive any installment payment until the First Payment Date, and, on the First Payment Date, the Company will pay Executive an amount equal to the sum of all Severance Installments that would have been payable in respect of the period preceding the First Payment Date but for the delay imposed on account of the aforementioned Section 409A;

(iv) continued health and life insurance benefits for Executive and his spouse and dependents, if any, for a thirty six (36) month period following the date of Executive's termination of employment, on the same basis as such benefits are provided from time to time to actively employed senior executives of the Company; provided, that the Company's obligation to provide such health and life insurance benefits shall cease with respect to such benefits at the time Executive becomes eligible for such benefits from another employer;

(v) three years of additional service credit and credit for three years of additional age under the Company's employee pension plans, except for under any plan that is qualified or intended to be qualified under the provisions of Section 401 of the Code, for purposes of benefit accrual, matching contributions, vesting and eligibility for retirement. For the avoidance of doubt, no amounts provided in Section 9(c)(ii) or (iii) of this Agreement shall be included in such calculation, and Executive shall not be entitled to receive any payments pursuant to any non-qualified pension plan of the Company until expiration of the thirty six (36) month period following the Executive's termination of employment under this Section 9(c); and

(vi) if, as of the date of such termination, (a) Executive is not eligible to participate in any retiree medical or life insurance program of the Company and (b) Executive would have at least 10 years of service with the Company and reached at least age 55 if credited with three years of additional age and service, then the Company shall purchase for Executive a medical and/or life insurance policy, as applicable, that provides coverage that is as comparable as is commercially available to the coverage under the retiree medical and/or retiree life insurance program of the Company, as applicable, as in effect as of the date of Executive's termination of employment. For the avoidance of doubt, nothing in this Section 9(c)(vi) shall provide Executive with any extra age or service credit for purposes of eligibility or for any other purpose under any retiree medical or life insurance program of the Company.

Notwithstanding anything to the contrary in this Agreement, no further payments or benefits shall be due under this Section 9(c) if, at any time after Executive's employment is terminated pursuant to this Section 9(c) and prior to the time when any payment is made or benefit provided pursuant to this Section 9(c), the Board determines, in accordance with the procedures set forth in Section 9(a) of this Agreement, that grounds existed, on or prior to the date of termination of Executive's employment with the Company, including prior to the Effective Date, for the Company to terminate Executive's employment for Cause; provided, however, that, Executive shall in all events be entitled to receive his Base Salary through the date of termination and reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination.

Executive shall have no rights to any further compensation (including any Base Salary, Annual Bonus, payments under Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following a termination pursuant to this Section 9(c) shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive shall not participate in any severance plan, policy or program of the Company. Executive and the Company acknowledge that any payments and benefits provided to Executive under clauses (ii) through (vi) of this Section 9(c) relate solely to services rendered by Executive to the Company on and after the Effective Date.

For purposes of this Agreement, "Good Reason" means:

(i) any change in the duties or responsibilities (including reporting responsibilities) of Executive that is inconsistent in any material and adverse respect with Executive's current position(s), duties, responsibilities or status with the Company (including any material and adverse diminution of such duties or responsibilities); provided, however, that Good Reason shall not be deemed to occur pursuant to this clause (i) solely on account of the Company no longer being a publicly traded entity or on account of any change to Executive's duties as a result of his physical or mental incapacity;

(ii) a material and adverse change in Executive's titles or offices (including his position as Executive Vice President and Chief Financial Officer) with the Company; provided, however, that Good Reason shall not be deemed to occur pursuant to this clause (ii) on account of any change to Executive's titles or offices as a result of his physical or mental incapacity;

(iii) any material breach of this Agreement by the Company;

(iv) the failure of the Compensation Committee to adopt, by December 31, 2005 (or such later date mutually agreed by Executive and the Compensation Committee), an incentive compensation program in respect of each of the 2006 and 2007 fiscal years setting forth target awards that are, in the aggregate, no less than $5,000,000 and, as and if appropriate to the award type, performance metrics and payout schedules for earning target, above-target, or below-target award amounts;

(v) within 30 days following notice by the Compensation Committee to Executive of adoption of an incentive compensation program in respect of each of the 2006 and 2007 fiscal years, Executive's written notification to the Compensation Committee that such program is not acceptable to Executive; or

(vi) the relocation of Executive's primary office to a location that is more than thirty five (35) miles from both of (A) the Company's headquarters in New

York, New York, unless such office is moved closer to Executive's primary residence at the time of such relocation, and (B) Executive's residence at the time of such relocation;

provided that, a termination by Executive with Good Reason shall be effective only if, within thirty (30) days following Executive's first becoming aware of the circumstances giving rise to Good Reason, Executive delivers a Notice of Termination for Good Reason by Executive to the Company, and the Company within thirty (30) days following its receipt of such notification has failed to cure the circumstances giving rise to Good Reason.

(d) Termination by Executive without Good Reason. The Employment Term, and Executive's employment hereunder, may be terminated by Executive without Good Reason following the delivery of a Notice of Termination to the Company. Upon a termination by Executive pursuant to this Section 9(d), Executive shall be entitled to his Base Salary through the date of such termination and reimbursement for any unreimbursed business expenses properly incurred by Executive in accordance with Company policy through the date of Executive's termination, and he shall have no rights to any further compensation (including any Base Salary, Transition Bonus, Annual Bonus, payments under Section 3(b) of this Agreement or any long-term or equity-based compensation awards) or any other benefits under this Agreement. All other benefits, if any, due Executive following termination pursuant to this Section 9(d) shall be determined in accordance with the plans, policies and practices of the Company; provided, however, that Executive shall not participate in any severance plan, policy or program of the Company.

(e) Release. Notwithstanding any other provision of this Agreement to the contrary, Executive acknowledges and agrees that any and all payments and benefits to which Executive is entitled under Section 9(b) or Section 9(c) of this Agreement are conditional upon and subject to Executive's execution of a general release and waiver, substantially in the form attached as Exhibit A hereto, of all claims Executive may have against the Company and its directors, officers and affiliates, except as to matters covered by provisions of this Agreement that expressly survive the termination of this Agreement.

(f) Notice of Termination. Any purported termination of employment by the Company or Executive, other than any termination due to Executive's death, shall be communicated by a written Notice of Termination to Executive or the Company, respectively, delivered in accordance with Section 15(i) hereof. For purposes of this Agreement, a "Notice of Termination" shall mean a notice which shall indicate the specific termination provision in the Agreement relied upon, the date of termination, and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of employment under the provision so indicated. The date of termination of Executive's employment shall be the date so stated in the Notice of Termination, which date, in the event of a termination by Executive pursuant to Section 9(d), shall be no less than sixty (60) days following the delivery of a Notice of Termination; provided, however, that in the case of a termination for Cause by the Company, the date of termination shall be the date the Notice of Termination is delivered in accordance with Section 15(i).

(g) Continuation of Employment; Termination On or After Expiration of Employment Term. Unless the parties otherwise agree in writing, continuation of Executive's employment with the Company beyond the expiration of the Employment Term shall be deemed an employment at will and shall not be deemed to extend any of the provisions of this Agreement, and Executive's employment may thereafter be terminated at will by Executive or the Company. The expiration of the Employment Term on the date immediately preceding the third anniversary of the Effective Date shall not be cause for the payment of severance or post-employment benefits pursuant to this Agreement if Executive is not otherwise terminated pursuant to Section 9 of this Agreement prior to such date.

10. Certain Additional Payments by the Company.

(a) If it is determined (as hereafter provided) that any payment or distribution by the Company to or for the benefit of Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise pursuant to or by reason of any other agreement, policy, plan, program or arrangement of the Company, including, without limitation, any restricted stock, stock option, stock appreciation right or similar right, or the lapse or termination of any restriction on or the vesting or exercisability of any of the foregoing (a "Payment"), would be subject to the excise tax imposed by Section 4999 of the Code (or any successor provision thereto), or to any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any such interest and penalties, are hereafter collectively referred to as the "Excise Tax"), then the Executive will be entitled to receive an additional payment or payments (a "Gross-Up Payment") in an amount such that, after payment by Executive of all taxes (including any interest or penalties imposed with respect to such taxes), including any Excise Tax, imposed upon the Gross-Up Payment, Executive retains an amount of the Gross-Up Payment equal to the Excise Tax imposed upon the Payments.

(b) Subject to the provisions of Section 10(f) of this Agreement, all determinations required to be made under this Section 10, including whether an Excise Tax is payable by Executive and the amount of such Excise Tax and whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, will be made by a nationally recognized firm of certified public accountants (the "Accounting Firm") chosen by the Company. The Company will direct the Accounting Firm to submit its determination and detailed supporting calculations to both the Company and Executive within fifteen (15) calendar days after the date of the event giving rise to the Payment or the date of Executive's termination of employment, if applicable, and any other such time or times as may be requested by the Company or Executive. If the Accounting Firm determines that any Excise Tax is payable by Executive, the Company will pay the required Gross-Up Payment to Executive within five (5) business days after receipt of such determination and calculations. If the Accounting Firm determines that no Excise Tax is payable by Executive, it will, at the same time as it makes such determination, furnish Executive with an opinion that he has substantial authority not to report any Excise Tax on his federal, state, local income or other tax return. Any determination by the Accounting Firm as to the amount of the Gross-Up Payment will be binding upon the Company and Executive. As a result of the uncertainty in the application of Section 4999 of the Code (or any successor provision thereto) and the possibility of similar uncertainty regarding applicable state or local tax law at the time of any determination by the Accounting Firm hereunder, it is possible that Gross-Up Payments which will not have been made by the Company should have been made (an "Underpayment"), consistent with the calculations required to be made hereunder. In the event that the Company exhausts or fails to pursue its remedies pursuant to Section 10(f) hereof and Executive thereafter is required to make a payment of any Excise Tax, Executive will direct the Accounting Firm to determine the amount of the Underpayment that has occurred and to submit its determination and detailed supporting calculations to both the Company and Executive as promptly as possible. Any such Underpayment will be promptly paid by the Company to, or for the benefit of, Executive within five (5) business days after receipt of such determination and calculations.

(c) The Company and Executive will each provide the Accounting Firm access to and copies of any books, records and documents in the possession of the Company or Executive, as the case may be, reasonably requested by the Accounting Firm, and otherwise cooperate with the Accounting Firm in connection with the preparation and issuance of the determination contemplated by Section 10(b) of this Agreement.

(d) The federal, state and local income or other tax returns filed by Executive will be prepared and filed on a consistent basis with the determination of the Accounting Firm with respect to the Excise Tax payable by Executive. Executive will make proper payment of the amount of any Excise Tax, and, at the request of the Company, provide to the Company true and correct copies (with any amendments) of his federal income tax return as filed with the Internal Revenue Service (the "IRS") and corresponding state and local tax returns, if relevant, as filed with the applicable taxing authority, and such other documents reasonably requested by the Company, evidencing such payment. If prior to the filing of Executive's federal income tax return, or corresponding state or local tax return, if relevant, the Accounting Firm determines that the amount of the Gross-Up Payment should be reduced, Executive will, within five (5) business days pay to the Company the amount of such reduction.

(e) The fees and expenses of the Accounting Firm for its services in connection with the determinations and calculations contemplated by Section 10(b) and Section 10(d) of this Agreement will be borne by the Company and paid as incurred. If such fees and expenses are initially advanced by Executive, the Company will reimburse Executive the full amount of such fees and expenses within five (5) business days after receipt from Executive of a statement therefor and reasonable evidence of his payment thereof.

(f) Executive will notify the Company in writing of any claim by the IRS that, if successful, would require the payment by the Company of a Gross-Up Payment. Such notification will be given as promptly as practicable but no later than ten (10) business days after Executive actually receives notice of such claim and Executive will further apprise the Company of the nature of such claim and the date on which such claim is requested to be paid (in each case, to the extent known by Executive). Executive will not pay such claim prior to the earlier of (x) the expiration of the thirty (30) calendar-day period following the date on which he gives such notice to the Company and (y) the date that any payment of amount with respect to such claim is due. If the Company notifies Executive in writing prior to the expiration of such period that it desires to contest such claim, Executive will:

(i) provide the Company with any written records or documents in his possession relating to such claim reasonably requested by the Company;

(ii) take such action in connection with contesting such claim as the Company will reasonably request in writing from time to time, including without limitation accepting legal representation with respect to such claim by an attorney competent in respect of the subject matter and reasonably selected by the Company;

(iii) cooperate with the Company in good faith in order effectively to contest such claim; and

(iv) permit the Company to participate in any proceedings relating to such claim;

provided, however, that the Company will bear and pay directly all costs and expenses (including interest and penalties) incurred in connection with such contest and will indemnify and hold harmless Executive, on an after-tax basis, for and against any Excise Tax or income tax, including interest and penalties with respect thereto, imposed as a result of such representation and payment of costs and expenses. Without limiting the foregoing provisions of this Section 10(f), the Company will control all proceedings taken in connection with the contest of any claim contemplated by this Section 10(f) and, at its sole option, may pursue or forego any and all administrative appeals, proceedings, hearings and conferences with the taxing authority in respect of such claim (provided that Executive may participate therein at his own cost and expense) and may, at its option, either direct Executive to pay the tax claimed and sue for a refund or contest the claim in any permissible manner, and Executive agrees to prosecute such contest to a determination before any administrative tribunal, in a court of initial jurisdiction and in one or more appellate courts, as the Company will determine; provided, that if the Company directs Executive to pay the tax claimed and sue for a refund, the Company will advance the amount of such payment to Executive on an interest-free basis and will indemnify and hold Executive harmless, on an after-tax basis, from any Excise Tax or income tax, including interest or penalties with respect thereto, imposed with respect to such advance; and provided further, that any extension of the statute of limitations relating to payment of taxes for the taxable year of Executive with respect to which the contested amount is claimed to be due is limited solely to such contested amount. Furthermore, the Company's control of any such contested claim will be limited to issues with respect to which a Gross-Up Payment would be payable hereunder, and Executive will be entitled to settle or contest, as the case may be, any other issue raised by the IRS or any other taxing authority.

(g) If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 10 (f) hereof, Executive receives any refund with respect to such claim, Executive will (subject to the Company's complying with the requirements of Section 10(f) hereof) promptly pay to the Company the amount of such refund (together with any interest paid or credited thereon after any taxes applicable thereto). If, after the receipt by Executive of an amount advanced by the Company pursuant to Section 10(f) hereof, a determination is made that Executive will not be entitled to any refund with respect to such claim and the Company does not notify Executive in writing of its intent to contest such denial or refund prior to the expiration of thirty (30) calendar days after such determination, then such advance will be forgiven and will not be required to be repaid and the amount of such advance will offset, to the extent thereof, the amount of Gross-Up Payment required to be paid pursuant to this Section 10.

(h) If it is ultimately determined (by IRS private letter ruling or closing agreement, court decision or otherwise) that any Gross-Up Payments and/or advances and/or Underpayments and/or any other amounts paid or made by the Company pursuant to this Section 10 were not necessary to accomplish the purpose of this Section 10, the Executive shall promptly cooperate with the Company to correct such overpayments (by way of assigning any refund to the Company as provided herein, by direct repayment or otherwise) in a manner consistent with the purpose of this Section 10, which is to protect the Executive by making him whole, but not more than whole, on an after-tax basis, from the application of the Excise Tax.

11. Restrictive Covenants.

(a) Non-Competition/Non-Solicitation. Executive acknowledges and recognizes the highly competitive nature of the businesses of the Company and its subsidiaries and controlled affiliates and accordingly agrees as follows:

(i) While employed by the Company and for a period of twelve (12) months (eighteen (18) months in the event of a termination by Executive for Good Reason based on the circumstances described in clause (iv) or clause (v) under the definition of Good Reason in Section 9(c) of this Agreement) following the date Executive ceases to be employed by the Company, if such termination occurs during the Employment Term (the "Restricted Period"), Executive will not directly or indirectly, (w) engage in any "Competitive Business" (defined below) for Executive's own account, (x) enter the employ of, or render any services to, any person engaged in any Competitive Business, (y) acquire a financial interest in, or otherwise become actively involved with, any person engaged in any Competitive Business, directly or indirectly, as an individual, partner, shareholder, officer, director, principal, agent, trustee or consultant, or (z) interfere with business relationships (whether formed before or after the Effective Date) between the Company and customers or suppliers of, or consultants to, the Company.

(ii) For purposes of this Section 11, a "Competitive Business" means, as of any date, including during the Restricted Period, any person or entity (including any joint venture, partnership, firm, corporation or limited liability company) that engages in or proposes to engage in the following activities in any geographical area in which the Company does business: (A) the property and casualty insurance business, including commercial insurance, business insurance, personal insurance and specialty insurance; (B) the life and accident and health insurance business; (C) the underwriting, reinsurance, marketing or sale of (but not brokerage of) (y) any form of insurance of any kind that the Company as of such date does, or proposes to, underwrite, reinsure, market or sell (any such form of insurance, a "Company Insurance Product"), or (z) any other form of insurance that is marketed or sold in competition with any Company Insurance Product; (D) retirement services and mutual funds services; or (E) any other business that as of such date is a direct and material competitor of one of the Company's principal businesses.

(iii) For purposes of this Section 11, the Company shall be construed to include the Company and its subsidiaries and controlled affiliates.

(iv) Notwithstanding anything to the contrary in the Agreement, Executive may (A) directly or indirectly, own, solely as an investment, securities of any person engaged in the business of the Company which are publicly traded on a national or regional stock exchange or on the over-the-counter market if Executive (x) is not a controlling person of, or a member of a group which controls, such person and (y) does not, directly or indirectly, own one percent (1%) or more of any class of securities of such person, and (B) during the portion of the Restricted Period following termination of Executive's employment, be employed by or provide services to, any private equity firm or hedge fund, so long as Executive has no participation whatsoever in any fund invested in any business described in clauses (A) through (C) of Section 11(a)(ii) of this Agreement.

(v) During the Restricted Period, Executive will not, directly or indirectly, without the Company's written consent, solicit or encourage to cease to work with the Company any person who holds a position that is designated as a "senior partner" or "partner" for purposes of eligibility to participate in any deferred compensation profit participation program of the Company (or any similar designation in any successor or substitute plan or program (each, a "DCPPP Senior Partner or Partner"), any employee holding the title of Vice President or higher of the Company or any business unit of the Company, or any employee designated by the Company as a "core employee" or a similar designation (a "Key Employee") or any consultant whose primary business activity consists of providing services to the Company ("Key Consultant") or who was a Key Employee of or Key Consultant then under contract with the Company within the six (6) month period preceding such activity. In addition, during the Restricted Period, Executive will not, without the Company's written consent, directly or indirectly hire any person who is or who was, within the six (6) month period preceding such activity, a DCPPP Senior Partner or Partner.

(vi) Executive understands that the provisions of this Section 11(a) may limit his ability to earn a livelihood in a business similar to the business of the Company but he nevertheless agrees and hereby acknowledges that (A) such provisions do not impose a greater restraint than is necessary to protect the goodwill or other business interests of the Company, (B) such provisions contain reasonable limitations as to time and scope of activity to be restrained, (C) such provisions are not harmful to the general public and (D) such provisions are not unduly burdensome to Executive. In consideration of the foregoing and in light of Executive's education, skills and abilities, Executive agrees that he shall not assert that, and it should not be considered that, any provisions of Section 11(a) otherwise are void, voidable or unenforceable or should be voided or held unenforceable.

(vii) It is expressly understood and agreed that, although Executive and the Company consider the restrictions contained in this Section 11(a) to be reasonable, if a judicial determination is made by a court of competent jurisdiction that the time or territory or any other restriction contained in this Section 11(a) or elsewhere in this Agreement is an unenforceable restriction against Executive, the provisions of the Agreement shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such maximum extent as such court may judicially determine or indicate to be enforceable. Alternatively, if any court of competent jurisdiction finds that any restriction contained in this Agreement is unenforceable, and such restriction cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained herein.

(b) Nondisparagement. Executive agrees (whether during or after Executive's employment with the Company) not to issue, circulate, publish or utter any false or disparaging statements, remarks or rumors about the Company or the officers, directors or managers of the Company other than to the extent reasonably necessary in order to (i) assert a bona fide claim against the Company arising out of Executive's employment with the Company, or (ii) respond in a truthful and appropriate manner to any legal process or give truthful and appropriate testimony in a legal or regulatory proceeding. The Company agrees to instruct its directors and executives not to (whether during or after Executive's employment with the Company) issue, circulate, publish or utter any false or disparaging statements, remarks or rumors about Executive other than to the extent reasonably necessary in order to (i) assert a bona fide claim against Executive arising out of Executive's employment with the Company, or (ii) respond in a truthful and appropriate manner to any legal process or give truthful and appropriate testimony in a legal or regulatory proceeding.

(c) Code of Conduct. Executive agrees to abide by the terms of the Company's Code of Conduct or The Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics.

(d) Confidentiality/Company Property. Executive shall not, without the prior written consent of the Company, use, divulge, disclose or make accessible to any other person, firm, partnership, corporation or other entity, any "Confidential Information" (as defined below) except while employed by the Company, in furtherance of the business of and for the benefit of the Company, or any "Personal Information" (as defined below); provided that Executive may disclose such information when required to do so by a court of competent jurisdiction, by any governmental agency having supervisory authority over the business of the Company and/or its affiliates, as the case may be, or by any administrative body or legislative body (including a committee thereof) with jurisdiction to order Executive to divulge, disclose or make accessible such information; provided, further, that in the event that Executive is ordered by a court or other government agency to disclose any Confidential Information or Personal Information, Executive shall (i) promptly notify the Company of such order, (ii) at the written request of the Company, diligently contest such order at the sole expense of the Company as expenses occur, and (iii) at the written request of the Company, seek to obtain, at the sole expense of the Company, such confidential treatment as may be available under applicable laws for any information disclosed under such order. For purposes of this Section 11(d), (i) "Confidential Information" shall mean non-public information concerning the financial data, strategic business plans, product development (or other proprietary product data), customer lists, marketing plans and other non-public, proprietary and confidential information relating to the business of the Company or its affiliates or customers, that, in any case, is not otherwise available to the public (other than by Executive's breach of the terms hereof) and (ii) "Personal Information" shall mean any information concerning the personal, social or business activities of the officers or directors of the Company. Upon termination of Executive's employment with the Company, Executive shall return all Company property, including, without limitation, files, records, disks and any media containing Confidential Information or Personal Information.

(e) Developments. All discoveries, inventions, ideas, technology, formulas, designs, software, programs, algorithms, products, systems, applications, processes, procedures, methods and improvements and enhancements conceived, developed or otherwise made or created or produced by Executive alone or with others, and in any way relating to the business or any proposed business of the Company of which Executive has been made aware, or the products or services of the Company of which Executive has been made aware, whether or not subject to patent, copyright or other protection and whether or not reduced to tangible form, at any time during the Employment Term ("Developments"), shall be the sole and exclusive property of the Company. Executive agrees to, and hereby does, assign to the Company, without any further consideration, all of Executive's right, title and interest throughout the world in and to all Developments. Executive agrees that all such Developments that are copyrightable may constitute works made for hire under the copyright laws of the United States and, as such, acknowledges that the Company is the author of such Developments and owns all of the rights comprised in the copyright of such Developments and Executive hereby assigns to the Company without any further consideration all of the rights comprised in the copyright and other proprietary rights Executive may have in any such Development to the extent that it might not be considered a work made for hire. Executive shall make and maintain adequate and current written records of all Developments and shall disclose all Developments promptly, fully and in writing to the Company promptly after development of the same, and at any time upon request.

(f) Cooperation. During the Employment Term and at any time thereafter, Executive agrees to cooperate (i) with the Company in the defense of any legal matter involving any matter that arose during Executive's employment with the Company and (ii) with all government authorities on matters pertaining to any investigation, litigation or administrative proceeding pertaining to the Company. The Company will reimburse Executive for any reasonable travel and out of pocket expenses incurred by Executive in providing such cooperation. The Company agrees to cooperate with the Executive in the same manner as described above.

12. Enforcement. Executive acknowledges and agrees that the Company's remedies at law for a breach or threatened breach of any of the provisions of Sections 11(a), (b), (d) and (e) of this Agreement would be inadequate and, in recognition of this fact, Executive agrees that, in the event of such a breach or threatened breach, in addition to any remedies at law, the Company, without posting any bond, shall be entitled to obtain equitable relief in the form of specific performance, temporary restraining order, temporary or permanent injunction or any other equitable remedy which may then be available. In addition, the Company shall be entitled to immediately cease paying any amounts remaining due or providing any benefits to Executive pursuant to Section 9 of this Agreement upon a determination by the Board that Executive has violated any provision of Section 11 (a), (b), (d), (e) or (f) of this Agreement, subject to payment

of all such amounts upon a final determination, in accordance with the dispute resolution mechanism contained in Section 15 of this Agreement, that Executive had not violated Section 11 (a), (b), (d), (e) or (f) of this Agreement.

13. Indemnification. At all times during and after the Employment Term, the Company shall indemnify Executive to the fullest extent permitted by the law of the state of the Company's incorporation for all actions or omissions taken or made by Executive (whether before or after the date of this Agreement) in his service to the Company or its affiliated entities for which Executive has performed or does perform services at the request of the Company, including, to the fullest extent allowed by law, the advancement to Executive of all reasonable attorneys' costs and expenses incurred by Executive in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director, officer or employee of the Company, within twenty (20) calendar days after receipt by the Company of a written request from Executive for such advance. Executive's request for advancement of attorneys' costs and expenses pursuant to the preceding sentence shall include an undertaking by Executive to repay the amount of such advance if it shall ultimately be determined pursuant to Section 15(b) of the Agreement that Executive is not entitled to be indemnified against such costs and expenses. Executive shall have the benefit of continuing directors' and officers' insurance coverage at levels no less favorable than those in effect from time to time for members of the Board and other members of the Company's senior management.

14. Executive Representation and Warranty. Executive hereby represents and warrants that, as of the date of this Agreement, during Executive's period of employment with the Company, Executive has not willfully or grossly negligently breached Executive's duties as an employee, officer or director of the Company, has not committed fraud, embezzlement or any other similar dishonest conduct in the course of his employment and has not willfully violated any material provision of the Company's Code of Conduct or the Director, Executive Officer and Senior Financial Officer Code of Business Conduct and Ethics. As used in this Section 14, the term "willfully" shall be subject to the same limitations as the term "willful" in Section 9(a) of this Agreement.

15. Miscellaneous.

(a) No Mitigation or Offset. In the event of any termination of Executive's employment hereunder, Executive shall be under no obligation to seek other employment or otherwise mitigate the obligations of the Company under this Agreement, and there shall be no offset against any amounts due under this Agreement on account of any remuneration attributable to any subsequent employment that Executive may obtain.

(b) Arbitration. Except as provided in Section 11 of this Agreement, any dispute between the parties to this Agreement in connection with, arising out of or asserting breach of this Agreement or any statutory or common law claim by Executive relating to Executive's employment under this Agreement or rights under this Agreement (including any tort or discrimination claim), shall be exclusively resolved by binding statutory arbitration. Such dispute shall be submitted to arbitration in New York, New York, before a panel of three neutral arbitrators in accordance with the Commercial Rules of the American Arbitration Association then in effect, and the arbitration determination resulting from any such submission shall be final and binding upon the parties hereto. Judgment upon any arbitration award may be entered in any court of competent jurisdiction.

(c) GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE WHOLLY PERFORMED WITHIN THAT STATE, WITHOUT REGARD TO ITS CONFLICT OF LAWS PROVISIONS OR THE CONFLICT OF LAWS PROVISIONS OF ANY OTHER JURISDICTION WHICH WOULD CAUSE THE APPLICATION OF ANY LAW OTHER THAN THAT OF THE STATE OF NEW YORK.

(d) Entire Agreement/Amendments. This Agreement contains the entire understanding of the parties with respect to the employment of Executive by the Company, and, without limiting the effect of the foregoing, specifically supersedes the Employment Letter. There are no restrictions, agreements, promises, warranties, covenants or undertakings between the parties with respect to the subject matter herein other than those expressly set forth herein. This Agreement may not be altered, modified or amended except by written instrument signed by the parties hereto. Sections 3, 5, 9, 10, 11, 12, 13 and 15 of this Agreement shall survive the termination of Executive's employment with the Company, to the extent specifically stated therein.

(e) No Waiver. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver of such party's rights or deprive such party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement.

(f) Severability. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions of this Agreement shall not be affected thereby.

(g) Successors.

(i) This Agreement is personal to Executive and shall not be assignable by Executive otherwise than by will or the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by Executive's legal representatives. This Agreement shall inure to the benefit of and be binding upon the Company and its successors.

(ii) The Company will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform it if no such succession had taken place, unless such assumption occurs by operation of law. As used in this Agreement, "Company" shall mean the Company as hereinbefore defined and any successor to its business and/or assets as aforesaid which assumes and agrees to perform this Agreement by operation of law, or otherwise.

(h) Dispute Resolution Costs; Legal Fees. In the event of any contest or dispute relating to this Agreement or the termination of Executive's employment hereunder, the Company shall reimburse 100% of Executive's reasonable legal fees if Executive substantially prevails in such contest or dispute. The costs of any arbitration pursuant to Section 15(b) (including the fees and cost of the arbitrators) shall be paid by the Company.

(i) Notice. For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, if delivered by overnight courier service, if sent by facsimile transmission or if mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses or sent via facsimile to the respective facsimile numbers, as the case may be, as set forth below, or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt; provided, however, that (i) notices sent by personal delivery or overnight courier shall be deemed given when delivered; (ii) notices sent by facsimile transmission shall be deemed given upon the sender's receipt of confirmation of complete transmission, and (iii) notices sent by United States registered mail shall be deemed given two days after the date of deposit in the United States mail.

If to Executive, to the address as shall most currently appear on the records of the Company

With a copy to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
Attn: Adam Chinn, Esq.
Fax: 212-403-2000

If to the Company, to:

American International Group, Inc.
70 Pine Street
New York, NY 10270
Fax: 212-770-1584
Attn: General Counsel

With a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064
Attn: Michael J. Segal, Esq.
Fax: 212-757-3990

(j) Withholding Taxes. The Company may withhold from any amounts payable under this Agreement such Federal, state and local taxes as may be required to be withheld pursuant to any applicable law or regulation.

(k) Counterparts. This Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

EXECUTIVE

/s/ Steven J. Bensinger
Steven J. Bensinger

AMERICAN INTERNATIONAL GROUP, INC.

By: /s/ Kathleen E. Shannon
Name: Kathleen E. Shannon
Title: Senior Vice President, Secretary and Deputy General Counsel

EXHIBIT A

RELEASE OF CLAIMS

1. Release of Claims

In partial consideration of the payments and benefits described in Section 9 of the employment agreement (the "Employment Agreement"), effective March 14, 2005, by and between Steven J.Bensinger ("Executive") and American International Group, Inc. (the "Company"), to which Executive agrees Executive is not entitled until and unless he executes this Release, Executive, for and on behalf of himself and his heirs and assigns, subject to the following two sentences hereof, hereby waives and releases any employment, compensation or benefit-related common law, statutory or other complaints, claims, charges or causes of action of any kind whatsoever, both known and unknown, in law or in equity, which Executive ever had, now has or may have against the Company and its shareholders (other than C.V. Starr & Co., Inc. and Starr International Company, Inc.), subsidiaries, successors, assigns, directors, officers, partners, members, employees or agents (collectively, the "Releasees") by reason of facts or omissions which have occurred on or prior to the date that Executive signs this Release, including, without limitation, any complaint, charge or cause of action arising under federal, state or local laws pertaining to employment, including the Age Discrimination in Employment Act of 1967 ("ADEA," a law which prohibits discrimination on the basis of age), the National Labor Relations Act, the Civil Rights Act of 1991, the Americans With Disabilities Act of 1990, Title VII of the Civil Rights Act of 1964, all as amended; and all other federal, state and local laws and regulations. By signing this Release, Executive acknowledges that he intends to waive and release any rights known or unknown that he may have against the Releasees under these and any other laws; provided, that Executive does not waive or release claims with respect to the right to enforce the Employment Agreement (the "Unreleased Claims"). Notwithstanding the foregoing, Executive does not release, discharge or waive any rights to indemnification that he may have under the certificate of incorporation, the by-laws or equivalent governing documents of the Company or its subsidiaries or affiliates, the laws of the State of Delaware or any other state of which such subsidiary or affiliate is a domiciliary, or any indemnification agreement between Executive and the Company, or any rights to insurance coverage under any directors' and officers' personal liability insurance or fiduciary insurance policy.

2. Proceedings

Executive acknowledges that he has not filed any complaint, charge, claim or proceeding, except with respect to an Unreleased Claim, if any, against any of the Releasees before any local, state or federal agency, court or other body (each individually a "Proceeding"). Executive represents that he is not aware of any basis on which such a Proceeding could reasonably be instituted. Executive (i) acknowledges that he will not initiate or cause to be initiated on his behalf any Proceeding and will not participate in any Proceeding, in each case, except as required by law; and (ii) waives any right he may have to benefit in any manner from any relief (whether monetary or otherwise) arising out of any Proceeding, including any Proceeding conducted by the Equal Employment Opportunity Commission ("EEOC"). Further, Executive understands that, by executing this Release, he will be limiting the availability of certain remedies that he may have against the Company and limiting also his ability to pursue certain claims against the Releasees. Notwithstanding the above, nothing in Section 1 of this Release shall prevent Executive from (i) initiating or causing to be initiated on his behalf any complaint, charge, claim or proceeding against the Company before any local, state or federal agency, court or other body challenging the validity of the waiver of his claims under the ADEA contained in Section 1 of this Release (but no other portion of such waiver); or (ii) initiating or participating in an investigation or proceeding conducted by the EEOC.

3. Time to Consider

Executive acknowledges that he has been advised that he has twenty-one (21) days from the date of receipt of this Release to consider all the provisions of this Release and he does hereby knowingly and voluntarily waive said given twenty-one (21) day period. EXECUTIVE FURTHER ACKNOWLEDGES THAT HE HAS READ THIS RELEASE CAREFULLY, HAS BEEN ADVISED BY THE COMPANY TO, AND HAS IN FACT, CONSULTED AN ATTORNEY, AND FULLY UNDERSTANDS THAT BY SIGNING BELOW HE IS GIVING UP CERTAIN RIGHTS WHICH HE MAY HAVE TO SUE OR ASSERT A CLAIM AGAINST ANY OF THE RELEASEES, AS DESCRIBED IN SECTION 1 OF THIS RELEASE AND THE OTHER PROVISIONS HEREOF. EXECUTIVE ACKNOWLEDGES THAT HE HAS NOT BEEN FORCED OR PRESSURED IN ANY MANNER WHATSOEVER TO SIGN THIS RELEASE, AND EXECUTIVE AGREES TO ALL OF ITS TERMS VOLUNTARILY.

4. Revocation

Executive hereby acknowledges and understands that Executive shall have seven (7) days from the date of his execution of this Release to revoke this Release (including, without limitation, any and all claims arising under the ADEA) and that neither the Company nor any other person is obligated to provide any benefits to Executive pursuant to Section 9 of the Employment Agreement until eight (8) days have passed since Executive's signing of this Release without Executive having revoked this Release, in which event the Company immediately shall arrange and/or pay for any such benefits otherwise attributable to said eight- (8) day period, consistent with the terms of the Employment Agreement. If Executive revokes this Release, Executive will be deemed not to have accepted the terms of this Release, and no action will be required of the Company under any section of this Release.

5. No Admission

This Release does not constitute an admission of liability or wrongdoing of any kind by Executive or the Company.

6. General Provisions

A failure of any of the Releasees to insist on strict compliance with any provision of this Release shall not be deemed a waiver of such provision or any other provision hereof. If any provision of this Release is determined to be so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable, and in the event that any provision is determined to be entirely unenforceable, such provision shall be deemed severable, such that all other provisions of this Release shall remain valid and binding upon Executive and the Releasees.

7. Governing Law

The validity, interpretations, construction and performance of this Release shall be governed by the laws of the State of New York without giving effect to conflict of laws principles.

IN WITNESS WHEREOF, Executive has hereunto set Executive's hand as of the day and year set forth opposite his signature below.

________________________ ________________________

DATE Steven J. Bensinger

Annex H

Please see attached.

AMERICAN INTERNATIONAL GROUP, INC.

SENIOR PARTNERS PLAN

1. PURPOSE

The Compensation Committee of the Board of Directors (the "*Committee*") of American International Group, Inc. ("*AIG*") has determined that certain key employees of AIG and its subsidiaries (together, the "*Employer*") contribute substantially to the long-term growth and profitability of AIG. AIG has created this AIG Senior Partners Plan (this "*Plan*") to reward these individuals and to provide incentives for their continued contribution to the long-term performance of AIG.

2. PERFORMANCE PERIODS

This Plan will operate for successive overlapping three-year periods (each, a "*Performance Period*"). The first Performance Period will be from January 1, 2004 through December 31, 2006. The second Performance Period will be from January 1, 2005 through December 31, 2007. Thereafter, each Performance Period will be for successive three calendar-year periods until the Plan is terminated by the Committee.

3. SPUs AND PARTICIPANTS

A. **Senior Partner Units**. Senior Partner Units ("*SPUs*") issued under this Plan will entitle holders to receive cash distributions from AIG based on the annual growth in AIG's adjusted book value per share during the Performance Periods to which the SPU relates, subject to the terms and conditions of this Plan.

B. **Participants**. The Committee will, from time to time, determine (1) the key employees of the Employer who will be awarded SPUs under this Plan (the "*Participants*") and (2) the number of SPUs held by each Participant.

C. **Status of Awards and Changes in Awards**. A Participant's number of SPUs will remain constant until the Committee determines to increase or decrease the Participant's SPUs or terminates his or her status as a Participant. Unless determined otherwise by the Committee, an award of SPUs, or an increase or decrease in the number of a Participant's SPUs, will only affect the number of SPUs outstanding with respect to Performance Periods that have at least 12 months remaining in them at the time the Committee makes the award or determination.

D. **Maximum Number of SPUs**. A total of up to 30,000 SPUs may be outstanding with respect to each Performance Period.

4. WEIGHTED-AVERAGE SPU VALUE AND CONDITIONS

A. **Weighted-Average SPU Value**. At the end of each Performance Period, the Committee will determine the dollar amount (the "*Weighted-Average SPU Value*") attributable to each SPU related to the Performance Period and will communicate the Weighted-Average SPU Value to the Participants. Subject to the conditions of this Plan, the Weighted-Average SPU Value for a Performance Period will be equal to (1) two-thirds of the Yearly SPU Value of the final year in the Performance Period *plus* (b) one-sixth of the Yearly SPU Value of each of the first two years in the Performance Period.

B. Definitions.

(1) "*Yearly SPU Value*" means, for each year, (a) the Growth in Adjusted Book Value for the year *multiplied by* (b) the Funding Percentage for the year *divided by* (c) the maximum number of SPUs.

(2) "*Growth in Adjusted Book Value*" means, for each year, the Adjusted Book Value at the beginning of the year *multiplied by* the Percentage Growth in Adjusted Book Value Per Share for the year. The determination of Growth in Adjusted Book Value and all its component parts (including any adjustments made as part of such determination) will be made by the Committee in its sole discretion in accordance with U.S. Generally Accepted Accounting Principles.

(3) "*Adjusted Book Value*" means, for any date, the total AIG shareholders' equity as of the date *minus* Accumulated Other Comprehensive Income (or *plus* Accumulated Other Comprehensive Loss) as of such date (as reported in AIG's Consolidated Statement of Shareholders' Equity), with such adjustments as the Committee may make in its sole discretion.

(4) "*Percentage Growth in Adjusted Book Value Per Share*" means, for any year, the percentage increase (or decrease) in:

(a) Adjusted Book Value at the end of the year *divided by* the number of shares of AIG common stock outstanding at the end of the year *over*

(b) Adjusted Book Value at the beginning of the year *divided by* the number of shares of AIG common stock outstanding at the beginning of the year.

(5) "*Funding Percentage*" means, for any year, the funding percentage determined by the Committee from time to time. Initially the Funding Percentage will be 0.85% (until the Committee establishes a different Funding Percentage).

C. Effect of Decrease in Book Value. If the Yearly SPU Value is a negative number for any year during a Performance Period, the Weighted-Average SPU Value for the Performance Period will be calculated as if the Yearly SPU Value for that year was $0.00 *except* that (1) the Weighted-Average SPU Value for the first Performance Period in which the year occurs will be reduced by the amount of the negative Yearly SPU Value and (2) if such reduction would result in a Weighted-Average SPU Value that is a negative number, the excess negative Yearly SPU Value will be carried forward to reduce the Weighted-Average SPU Value for future Performance Periods (until the negative Yearly SPU Value has been fully applied).

D. Partners Plan Condition. Notwithstanding Section 4A, the Weighted-Average SPU Value of a Performance Period will be $0.00 if the conditions are not satisfied for the funding threshold of the AIG Partners Plan for the period ending with the same year as the Performance Period. The Committee will, from time to time, designate the AIG Partners Plan and the funding threshold condition that will apply for this Section 4D.

5. VESTING AND PAYOUTS OF WEIGHTED-AVERAGE SPU VALUE

A. General. The Weighted-Average SPU Value of each SPU will be paid out to Participants in cash in three equal one-third installments promptly after the fourth, eighth and twelfth anniversaries of the first day of the last year of the Performance Period to which the SPU relates (each a "*Scheduled Payment Date*"). Except as provided in Sections 5B, 6 and 8A, if a Participant's employment with the Employer is terminated for any reason, the Participant's rights in respect of any Weighted-Average SPU Value that would be payable on a future Scheduled Payment Date will be forfeited and terminate.

B. Death, Disability or Retirement after Age 65. If a Participant dies, becomes subject to permanent disability or retires at or after age 65, in each case while actively employed by the Employer, any remaining unpaid Weighted-Average SPU Values in respect of all SPUs granted to the Participant will be paid to the Participant or his/her estate or guardian, as the case may be, promptly following such event. For this purpose "*permanent disability*" has the meaning defined in the American International Group, Inc. Group Long-Term Insurance Policy as in effect on the relevant date (or, if none, will be determined by the Committee in its sole discretion).

C. Election to Delay Payment. Participants may, in the Committee's sole discretion, be permitted to elect to defer receipt of the Weighted-Average SPU Value under a separate AIG deferral program.

6. VESTING DURING A PERFORMANCE PERIOD

A. General. Except as provided in Section 6B, if a Participant's employment with the Employer is terminated for any reason during a Performance Period, all of the Participant's SPUs relating to the Performance Period will be forfeited and terminate.

B. Death, Disability or Retirement after Age 65. If a Participant dies, becomes subject to permanent disability or retires at or after age 65 during a Performance Period, in each case while actively employed by the Employer, the Participant will be paid a pro-rated amount (based upon the number of whole or partial months the Participant was employed during the Performance Period relative to 36) of the Weighted-Average SPU Value for each SPU relating to such Performance Period. The payment of such amount will occur within a reasonable period after the end of the Performance Period when the determination is made as to the amount, if any, of the Weighted-Average SPU Value.

7. DIVIDEND-RELATED PAYMENTS

A. General. Each Participant will be paid a cash dividend-related amount on March 31, June 30, September 30 and December 31 based upon their unpaid Weighted-Average SPU Value. The quarterly dividend-related payment for each Participant will equal (1) the aggregate unpaid Weighted-Average SPU Value of the Participant's SPUs at the beginning of the quarter *multiplied by* (2) the total cash dividends AIG pays on its common stock during the quarter *divided by* (3) the Adjusted Book Value at the beginning of the quarter.

B. Termination of Employment. If a Participant's employment with the Employer is terminated for any reason, the Participant's rights to receive any further dividend-related payment will terminate.

8. ADMINISTRATION OF THIS PLAN

A. General. This Plan will be administered by the Committee. Actions of the Committee may be taken by the vote of a majority of its members. The Committee may allocate among its members and delegate to any person who is not a member of the Committee any of its administrative responsibilities. The Committee will have power to interpret this Plan, to make regulations for carrying out its purpose and to make all other determinations in connection with its administration, all of which will, unless otherwise determined by the Committee, be final, binding and conclusive. Subject to Section 9O, the Committee will have the power to increase or decrease the Weighted-Average SPU Value of a Participant's SPUs. In addition, the Committee may, in its sole discretion, reinstate any SPUs, Weighted-Average SPU Values or dividend-related payments that would otherwise have been terminated and forfeited because of a Participant's termination of employment, if the Participant complies with any covenants, agreements or conditions that the Committee may impose.

B. Non-Uniform Determinations. The Committee's determinations under this Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, SPUs under this Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Committee will be entitled, among other things, to make non-uniform and selective determinations as to (1) the persons to become Participants and (2) whether a Participant's employment with the Employer has been terminated (as described in Section 8C).

C. Determination of Employment. The Committee will have the right to determine itself with respect to any Participant the commencement date or termination date of the Participant's employment with the Employer solely for purposes of this Plan, separate and apart from any determination as may be made by AIG or its subsidiaries with respect to the individual's employment.

D. Amendments. The Committee will have the power to amend this Plan in any manner and at any time, including in a manner adverse to the rights of the Participants.

E. No Liability. No member of the Board of Directors of AIG or the Committee or any employee of the Employer (each, a "*Covered Person*") will have any liability to any person (including any Participant) for any action taken or omitted to be taken or any determination made in good faith with respect to this Plan or any Participant's participation in it. Each Covered Person will be indemnified and held harmless by AIG against and from any loss, cost, liability, or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under this Plan and against and from any and all amounts paid by such Covered Person, with AIG's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, *provided* that AIG will have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once AIG gives notice of its intent to assume the defense, AIG will have sole control over such defense with counsel of AIG's choice. The foregoing right of indemnification will not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful misconduct. The foregoing right of indemnification will not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under AIG's Restated Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that AIG may have to indemnify such persons or hold them harmless.

F. Adjustments. The Committee will have the authority (but will not be required) to adjust equitably the Annual Growth in Adjusted Book Value and all its component parts to preserve the benefits or potential benefits intended to be made available to Participants for any change in the AIG common stock resulting from a recapitalization, stock split, stock dividend, combination or exchange of shares of AIG common stock, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares of AIG. In addition, the Committee will have the authority (but will not be required) to adjust the Weighted-Average SPU Values for previous and current Performance Periods for any restatements of AIG's financial statements, including adjusting unpaid Weighted-Average SPU Values to reflect over or under payment of a vested installment with respect to a prior Performance Period.

G. Other. In furtherance of AIG's policies, notwithstanding Section 3, if any Participant is a shareholder in C.V. Starr & Co., Inc. on March 31, 2006, such person will cease to be a Participant, his or her SPUs will be forfeited and terminate and he or she will have no rights under this Plan (in each case, unless the Committee determines otherwise).

9. GENERAL RULES

A. No Funding. AIG will be under no obligation to fund or set aside amounts to pay obligations under this Plan. Participants will have no rights to the Weighted-Average SPU Value other than as a general unsecured creditor of AIG.

B. Tax Withholding. As a condition to the payment of any amount under this Plan or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation (1) AIG may deduct or withhold (or cause to be deducted or withheld) from any payment to a Participant whether or not pursuant to this Plan or (2) the Committee will be entitled to require that the Participant remit cash to AIG (through payroll deduction or otherwise), in each case, in an amount sufficient in the opinion of AIG to satisfy such withholding obligation.

C. No Rights to Other Payments. The provisions of this Plan provide no right or eligibility to a Participant to any other payouts from AIG or its subsidiaries under any other alternative plans, schemes, arrangements or contracts AIG may have with any employees or group of employees of AIG or its subsidiaries.

D. No Effect on Benefits. Grants and payments under this Plan will constitute a special discretionary incentive payment to the Participants and will not be required to be taken into account in computing the amount of salary or compensation of the Participants for the purpose of determining any contributions to or any benefits under any pension, retirement, profit-sharing, bonus, life insurance, severance or other benefit plan of the Employer or under any agreement with the Participant, unless the Employer specifically provides otherwise.

E. Section 409A Payment Delay. Notwithstanding any provision to the contrary in this Plan, to the extent any payment to be made to a Participant in connection with the Participant's termination of service with the Employer would be subject to the additional tax of Section 409A of the Internal Revenue Code (the "*Code*"), the payment will be delayed until six months after a Participant's termination of service with the Employer (or earlier death or disability (within the meaning of Section 409A of the Code)).

F. Severability. If any of the provisions of this Plan is finally held to be invalid, illegal or unenforceable (whether in whole or in part), such provision will be deemed modified to the extent, but only to the extent, of such invalidity, illegality or unenforceability and the remaining provisions will not be affected thereby; provided, that if any of such provisions is finally held to be invalid, illegal, or unenforceable because it exceeds the maximum scope determined to be acceptable to permit such provision to be enforceable, such provision will be deemed to be modified to the minimum extent necessary to modify such scope in order to make such provision enforceable hereunder.

G. Entire Agreement. This Plan contains the entire agreement of the parties with respect to the subject matter thereof and supersedes all prior agreements, promises, covenants, arrangements, communications, representations and warranties between them, whether written or oral with respect to the subject matter thereof.

H. Waiver of Claims. Each Participant recognizes and agrees that prior to being selected by the Committee to receive a SPU he or she has no right to any benefits under this Plan. Accordingly, in consideration of the Participant's receipt of any SPU hereunder, he or she expressly waives any right to contest the amount of any SPU, the terms of this Plan, any determination, action or omission hereunder by the Committee or AIG or any amendment to this Plan.

I. **No Third Party Beneficiaries**. Except as expressly provided therein, this Plan will not confer on any person other than AIG and the Participant any rights or remedies thereunder. The exculpation and indemnification provisions of Section 8E will inure to the benefit of a Covered Person's estate and beneficiaries and legatees.

J. **AIG's Successors and Assigns**. The terms of this Plan will be binding upon and inure to the benefit of AIG and its successors and assigns.

K. **Right of Offset**. AIG will have the right to offset against the obligation to pay an amount to any Participant, any outstanding amounts (including, without limitation, travel and entertainment or advance account balances, loans or amounts repayable to it pursuant to tax equalization, housing, automobile or other employee programs) such Participant then owes to it.

L. **Nonassignability**. The SPUs, Weighted-Average SPU Values and dividend-related payments will not be assignable, transferable, pledged, hedged or in any manner alienated, whether by operation of law or otherwise, except as a result of death or incapacity where such rights are passed pursuant to a will or by operation of law. The Committee may in its sole discretion acknowledge the written direction by a Participant to transfer his/her SPUs under this Plan to a revocable grantor trust in such form and on such conditions as the Committee may require in its sole discretion. Any assignment, transfer, pledge, or other disposition in violation of the provisions of this Section 9L will be null and void and any SPUs which are hedged in any manner will immediately be forfeited.

M. **Right to Discharge**. Nothing contained in this Plan or in any SPU will confer on any Participant any right to be continued in the employ of the Employer or to be included in any future plans of a similar nature.

N. **Consent**. If the Committee will at any time determine that any consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any SPUs, determination of the Weighted-Average SPU Value or the payment of any amount under this Plan, or the taking of any other action thereunder (each such action, a "*plan action*"), then such plan action will not be taken, in whole or in part, unless and until such consent will have been effected or obtained to the full satisfaction of the Committee.

> The term "*consent*" as used in this paragraph includes (1) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state, or local law, or law, rule or regulation of a jurisdiction outside the United States, (2) any other matter, which the Committee may deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, (3) any and all other consents, clearances and approvals in respect of a plan action by any governmental or other regulatory body or any stock exchange

or self-regulatory agency and (4) any and all consents required by the Committee.

O. Subject to Any AIG Section 162(m) Bonus Plan. AIG may, in any year, propose a Section 162(m) compliant performance bonus plan (the "*AIG 162(m) Bonus Plan*"). If a Section 162(m) Bonus Plan is proposed and approved by the AIG stockholders in accordance with Section 162(m)(4)(C) of the Code and Treasury Regulation Section 1.162-27(e)(4), this Plan will function as a sub-plan under such bonus plan, whereby performance compensation amounts payable under the AIG Section 162(m) Bonus Plan can be paid in part by accruing Weighted-Average SPU Values with respect to a Performance Period. If the AIG Section 162(m) Bonus Plan is proposed and not so approved by the AIG stockholders, the SPUs will terminate and no further Weighted-Average SPU Values will accrue under this Plan.

P. Adoption. This Plan was adopted on November 30, 2005 by the Committee.

10. DISPUTES

A. Governing Law. This Plan will be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflict of laws.

B. Arbitration. Subject to the provisions of this Section 10, any dispute, controversy or claim between AIG and a Participant, arising out of or relating to or concerning this Plan or any SPU, will be finally settled by arbitration in New York City before, and in accordance with the rules then obtaining of, the New York Stock Exchange, Inc. (the "*NYSE*") or, if the NYSE declines to arbitrate the matter (or if the matter otherwise is not arbitrable by it), the American Arbitration Association (the "*AAA*") in accordance with the commercial arbitration rules of the AAA. Prior to arbitration, all claims maintained by a Participant must first be submitted to the Committee in accordance with claims procedures determined by the Committee.

C. Jurisdiction. AIG and each Participant hereby irrevocably submit to the exclusive jurisdiction of a state or federal court of appropriate jurisdiction located in the Borough of Manhattan, the City of New York over any suit, action or proceeding arising out of or relating to or concerning this Plan or any SPU that is not otherwise arbitrated or resolved according to Section 10B. AIG and each Participant acknowledge that the forum designated by this section has a reasonable relation to this Plan and to such Participant's relationship with AIG.

D. Waiver. AIG and each Participant waive, to the fullest extent permitted by applicable law, any objection which AIG and such Participant now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in Section 10C. AIG and each Participant undertake not to commence any action, suit or proceeding arising out of or relating to or concerning this Plan or any SPU in any forum other than a forum described in Section 10C.

E. Service of Process. Each Participant irrevocably appoints the Secretary of AIG at 70 Pine Street, New York, New York 10270, U.S.A. as his or her agent for service of process in connection with any action, suit or proceeding arising out of or relating to or concerning this Plan or any SPU that is not otherwise arbitrated or resolved according to Section 10A. The Secretary will promptly advise the Participant of any such service of process.

F. Confidentiality. Each Participant must keep confidential any information concerning any grant made under this Plan and any dispute, controversy or claim relating to this Plan, except that a Participant may disclose information concerning a dispute or claim to the court that is considering such dispute or to such Participant's legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute).

11. TERM OF PLAN

This Plan will continue until suspended or terminated by the Committee in its sole discretion. Any termination of this Plan will be done in a manner that the Committee determines complies with Section 409A of the Code.

Annex I

Please see attached.

AMERICAN INTERNATIONAL GROUP, INC.

2005/2006 DEFERRED COMPENSATION PROFIT PARTICIPATION PLAN

(SENIOR PARTNERS)

1. PURPOSE AND STRUCTURE

The Compensation Committee of the Board of Directors (the "*Compensation Committee*") of American International Group, Inc. ("*AIG*") has determined that certain key employees of AIG and its subsidiaries (together, the "*Employer*") contribute substantially to the growth of the value of the assets and income of AIG. AIG has created this AIG 2005/2006 Deferred Compensation Profit Participation Plan to reward these individuals (the "*Participants*") and to provide incentives for their continued contribution to the growth of AIG.

The AIG 2005/2006 Deferred Compensation Profit Participation Plan (the "*Plan*") is composed of three plan documents, one for Participants in the "Senior Partner" category, one for Participants in the "Partner" category and one for Participants in the "Associate" category. These documents describe features that differ among these categories of Participants but together constitute one Plan. This is the Plan document for participants in the "Senior Partner" category.

2. PARTICIPATION AND UNITS

The Compensation Committee, in its sole discretion, shall establish a list of the Participants in the Plan (from the employees of the Employer) and express an amount of participation in the Plan in "units" next to each name that shall indicate the level of participation of the Participant. Categories of participation shall be divided, based on the number of allocated units, into Associate, Partner or Senior Partner.

Participants granted 1000 or more participation units under the Plan are referred to as "Senior Partners".

All participation units under the Plan shall be deemed to be granted effective January 1, 2005 (the "*Grant Date*"), regardless of when an individual becomes a Participant. The term of the Plan shall commence January 1, 2005 and shall continue to December 31, 2006.

3. INITIAL ALLOCATED AIG STOCK AND EPS THRESHOLD

AIG shall cause an account to be kept in the name of each Participant that shall reflect the shares of common stock of AIG, par value $2.50 per share (the "*AIG Stock*"), if any, contingently allocated to each Participant under the Plan. If the EPS Growth Threshold (as defined below) is satisfied, each Senior Partner Participant employed by the Employer at December 31, 2006 shall have contingently allocated to such Participant's account 16 shares of AIG Stock for each participation unit granted to such Participant (such Participant's "*Initial Allocated AIG Stock*").

The "*EPS Growth Threshold*" shall be satisfied if the cumulative earnings per share of AIG Stock during the two year term of the Plan exceeds cumulative earnings per share of AIG Stock during the two year period commencing January 1, 2003 and ending December 31, 2004. For this purpose earnings per share shall be determined by the Compensation Committee in its sole discretion in accordance with U.S. Generally Accepted Accounting Principles (1) without giving effect to realized capital gains or losses, net of tax; the cumulative affect of changes in accounting treatment during the relevant periods, net of tax; FAS 133 gains and losses, excluding realized capital gains or losses, net of tax; or extraordinary items related to acquisition, restructuring and related charges, net of tax, (2) with adjustments for any stock split or stock dividend during the relevant period, (3) with adjustments in the case of cash acquisitions in excess of $5 billion to equalize the effect of acquisitions for cash and acquisitions for AIG Stock, (4) giving effect to any restatement in earnings per share for the relevant period and (5) with such other adjustments as the Compensation Committee may make to provide consistency between the two year term of the Plan and the two year period commencing January 1, 2003 and ending December 31, 2004. For the avoidance of doubt, the preceding adjustments may be made by the Compensation Committee in its sole discretion.

4. EARLY PAYOUTS OF INITIAL ALLOCATED AIG STOCK

Subject to the following terms and conditions, each Senior Partner Participant shall receive:

A. on May 1, 2009 providing that such Participant is employed by the Employer at such time, ten percent (10%) of such Participant's Initial Allocated AIG Stock (less any withholding taxes required thereon);

B. on May 1, 2010 providing that such Participant is employed by the Employer at such time, ten percent (10%) of such Participant's Initial Allocated AIG Stock (less any withholding taxes required thereon); and

C. on January 1, 2015 providing that such Participant is employed by the Employer at such time, five percent (5%) of such Participant's Initial Allocated AIG Stock (less any withholding taxes required thereon).

5. INCREMENTAL AMOUNT

The amounts described in this section shall be contingently allocated to the account of each Senior Partner Participant in accordance with the rules of the Plan, regardless of any early payouts received by such Participant under section 4.

A. If any Senior Partner Participant is employed with the Employer at the end of the eighth year from the Grant Date and has not reached age 65 at such time, an additional amount of AIG Stock equal to twenty percent (20%) of such Participant's Initial Allocated AIG Stock shall be allocated to the Participant's account to be distributed or forfeited as provided in the Plan (such Participant's "*Incremental*

Amount" and, together with such Participant's Initial Allocated AIG Stock, such Participant's "*Allocated AIG Stock*").

B. Notwithstanding the conditions of section 5 A, if a Senior Partner Participant is employed with the Employer at age 65 and retires on or thereafter; or dies, or retires because of permanent disability or illness prior to age 65, such Participant shall be entitled in accordance with section 7 to such portion of the Incremental Amount contingently allocated under this section as follows:

(1) 25% of such amount if death, permanent disability or retirement occurs within 6 months from the Grant Date;

(2) 50% of such amount if death, permanent disability or retirement occurs on or after 6 months but within 12 months from the Grant Date;

(3) 75% of such amount if death, permanent disability or retirement occurs on or after 12 months but within 18 months from the Grant Date; and

(4) 100% of such amount if death, permanent disability or retirement occurs on or after 18 months from the Grant Date.

C. If a Senior Partner Participant retires or is terminated with the consent of the Compensation Committee prior to age 65 and satisfies the covenants, agreements and conditions as provided by section 6 A, such Participant may be entitled in accordance with section 7 to such portion of the Incremental Amount contingently allocated to the Participant's account under this section, the numerator of which shall be the number of years from the Grant Date to the date of such retirement or termination, and the denominator of which shall be eight (8). If the retirement or termination with consent of the Compensation Committee occurs within the first 6 months of a calendar year no credit for any part of the year shall be provided in calculating the numerator of the fraction. If such event occurs during the last six months of a calendar year, a full year of service shall be included in the numerator of the fraction.

6. RETIREMENT OR TERMINATION WITH CONSENT OF COMPENSATION COMMITTEE

A. Notwithstanding the limitations provided in section 7 A that deprive a Participant who retires, terminates, is terminated or otherwise departs prior to age 65 of any rights to the such Participant's Allocated AIG Stock, the Compensation Committee may, in its sole discretion, reinstate such contingent rights to the Allocated AIG Stock as provided in B (1) through (3) herein, if and only if, such Participant complies with such covenants, agreements and conditions as the Compensation Committee may, in its sole discretion, impose from the time of early termination of employment to age 65.

B. Any Participant who receives the consent of the Compensation Committee to reinstate the contingent rights to such Participant's Allocated AIG Stock under this section shall be entitled to the following amounts after appropriate determination that the required covenants, agreements and conditions of subsection A have been complied with:

(1) one hundred percent (100%) of the Participant's Initial Allocated AIG Stock or, if such retirement occurs before the end of the two year term of the Plan, such portion of the Participant's Initial Allocated AIG Stock as determined under section 8;

(2) plus such portion of the Incremental Amount as described in section 5 C;

(3) less any Allocated AIG Stock previously distributed under the provisions of section 4.

7. General Rules

Each Participant's Allocated AIG Stock (not previously distributed as an early payout under section 4) shall not vest and shall continue to be governed by and contingently reserved for the Participant in accordance with the Plan's terms and conditions until such Participant fulfills the employment conditions and retires on or after reaching age 65.

A. The Participant will forfeit any and all rights to or interest in any undistributed Allocated AIG Stock contingently allocated to the Participant's account in the event his/her employment with the Employer terminates or is terminated for any reason (other than death or permanent disability) including, but not limited to, redundancy or dismissal prior to such retirement at age 65. In the event of death or permanent disability occurring prior to age 65 and while an individual is a full time employee with the Employer, the Participant or his/her estate, heir or successors, as the case may be, shall become entitled to receive any Allocated AIG Stock contingently allocated to the Participant's account as provided hereunder, at the time of such event. "*Permanent disability*" has the meaning defined in the American International Group, Inc. Group Long-Term Insurance Policy as in effect on January 1, 2005.

B. The Participant will have no rights as a stockholder of AIG, and therefore will not be entitled to cash dividends paid on the Allocated AIG Stock nor to vote such stock until the AIG Stock is delivered to such individual by AIG under the terms described in the Plan. All stock dividends or splits with respect to any Allocated AIG Stock occurring after December 31, 2006 shall accrue and accumulate as part of the early payout amounts or contingent deferred amounts. The Compensation Committee shall have the authority (but shall not be required) to adjust equitably the shares of AIG Stock to be allocated for each participation unit pursuant to section 3 and the shares of Allocated AIG Stock in such manner as it deems appropriate to preserve the benefits or potential benefits intended to be made available to Participants (including, without limitation, by payment of cash or by substituting or adding other securities or property) for any change in the AIG Stock resulting from a recapitalization, stock split, stock dividend, combination or exchange of shares of AIG Stock, merger, consolidation, rights offering, separation, reorganization or liquidation, or any other change in the corporate structure or shares of AIG. After any adjustment made pursuant to this section, the number of shares of each Participant's Allocated AIG Stock shall be rounded down to the nearest whole number.

C. Prior to June 30, 2006, the Participant may request to receive any remaining distribution to which he/she is entitled under one of the following options as stated hereinafter:

(1) In a lump sum in shares of the Allocated AIG Stock payable at the close of the first business day of January of the year immediately subsequent to the later of, the year in which the Participant either becomes 65 years of age, or the year of actual retirement.

(2) In periodic payments of pro rated amounts of shares of Allocated AIG Stock (adjusted for subsequent stock dividends) over five (5) years or ten (10) years as the Participant may elect, commencing the first business day of January of the year immediately subsequent to the later of, the year in which the Participant becomes 65 years of age or, the year of actual retirement. Such pro rated payments shall be made on each anniversary date after the first payment.

If the Participant makes no election by June 30, 2006, he/she shall become entitled to receive a lump sum distribution of any remaining Allocated AIG Stock to which he/she is entitled on the first business day of January in the year subsequent to the year in which retirement occurs.

D. If the Participant does not retire upon reaching age 65, he/she shall only become entitled to receive any remaining Allocated AIG Stock to which he/she is entitled, its dividends or the right to vote such shares, on the first business day of January of the year subsequent to his year of actual retirement.

E. If the Participant elects to defer the receipt of any remaining Allocated AIG Stock to which he/she is entitled over a five (5) or ten (10) year period subsequent to reaching age 65 he/she shall covenant not to compete in any business in which any Employer engages, and he/she shall make himself/herself available from time to time to the Employer for consulting services when necessary and requested and shall receive no additional compensation for providing such consulting services.

F. Notwithstanding the foregoing the Compensation Committee in its sole discretion reserves the right of final determination of whether to distribute to the Participant either the shares of AIG Stock or an amount of cash equivalent in value to the fair market value of such shares of AIG Stock.

G. Notwithstanding any other provision existing within the Plan, a Participant must have rendered service to one or more Employers for a period of at least four (4) years before being considered eligible for any distributions under the Plan, subject to any longer period of service required by any other provision of the Plan for any payouts under any provision of the Plan.

H. The provisions of the Plan provide no right or eligibility to a Participant to any other payouts from AIG, its subsidiaries or affiliates under any other alternative plans schemes arrangements or contracts AIG may have with any employees or group of employees of AIG, its subsidiaries or affiliates.

I. Shares of AIG Stock delivered to a Participant under the Plan shall be treated as an "Award" made pursuant to the AIG 2002 Stock Incentive Plan, as amended from time to time (the "*SIP*"), and, except as modified by this Plan, all terms of the SIP shall apply to this Plan. Notwithstanding any other provision existing within the Plan, the amount of Allocated AIG Stock contingently allocated to any Participant's account shall not exceed any per person per period award limit under the SIP.

J. Only whole shares of AIG Stock shall be delivered under the Plan. Fractional shares shall be rounded down to the nearest whole share and any such fractional shares shall be forfeited.

K. Grants and deliveries under the Plan shall constitute a special discretionary incentive payment to the Participant and shall not be required to be taken into account in computing the amount of salary or compensation of the Participant for the purpose of determining any contributions to or any benefits under any pension, retirement, profit-sharing, bonus, life insurance, severance or other benefit plan of the Employer or under any agreement with the Participant, unless the Employer specifically provides otherwise.

L. Notwithstanding any provision to the contrary in the Plan, to the extent any distribution to be made to a Participant in connection with the Participant's termination of service with the Employer would be subject to the additional tax of Section 409A of the Internal Revenue Code, the distribution will be delayed until six (6) months after a Participant's termination of service with the Employer (or earlier death or disability (within the meaning of Section 409A)).

8. DEATH, DISABILITY OR RETIREMENT IN THE FIRST TWO YEARS OF PLAN

If a Participant dies, is permanently disabled, or retires with the consent of the Compensation Committee as provided in section 6 during the two year term of the Plan (except that retirement at or after the Participant turns age 65 does not need the consent of the Compensation Committee):

A. within the first six months after the Grant Date, the Participant will receive upon determination one fourth of the appropriate Initial Allocated AIG Stock;

B. on or after six months but within one year of the Grant Date, the Participant will receive upon determination one half of the appropriate Initial Allocated AIG Stock;

C. on or after twelve months but within eighteen months of the Grant Date, the Participant will receive upon determination three fourths of the appropriate Initial Allocated AIG Stock;

D. on or after eighteen months from the Grant Date, the Participant will receive upon determination one hundred percent (100%) of the appropriate Initial Allocated AIG Stock;

in each case which would have been allocated to his or her account at the end of the second year of the Plan and in each case excluding the Incremental Amount (which portion available for distribution shall be determined under section 5 B or C).

Generally distribution of Allocated AIG Stock shall occur within a reasonable period after December 31, 2006 when the determination is made as to whether the EPS Growth Threshold has been satisfied.

9. NON-ASSIGNABLE

Any rights or expectancy thereof which a Participant may receive pursuant to the Plan shall not be assignable, transferable, pledged, hedged or in any manner alienated, whether by operation of law or otherwise, except as a result of death or incapacity where such rights are passed pursuant to a will or by operation of law. The Compensation Committee may in its sole discretion acknowledge the written direction by a Participant to transfer his/her contingent rights under the Plan to a revocable grantor trust in such form and on such conditions as such officer may require in his or her sole discretion. Any assignment, transfer, pledge, or other disposition in violation of the provisions of this section 9 shall be null and void and any Allocated AIG Stock which is hedged in any manner shall immediately be forfeited.

10. ADMINISTRATION OF THE PLAN

The Plan shall be administered by the Compensation Committee. Actions of the Committee may be taken by the vote of a majority of its members. The

Committee may allocate among its members and delegate to any person who is not a member of the Committee any of its administrative responsibilities.

The Compensation Committee shall have power to interpret the Plan, to make regulations for carrying out its purpose and to make all other determinations in connection with its administration, all of which shall, unless otherwise determined by the Compensation Committee, be final, binding and conclusive. The Compensation Committee shall have the power to amend the Plan in any manner and at any time, including in a manner adverse to the rights of the Participants. In addition, the Compensation Committee shall have the power to increase a Participant's amount of Initial Allocated AIG Stock.

No member of the Board of Directors of AIG or the Compensation Committee or any employee of the Company (each such person a "*Covered Person*") shall have any liability to any person (including any Participant) for any action taken or omitted to be taken or any determination made in good faith with respect to the Plan or any Participant's participation in it. Each Covered Person shall be indemnified and held harmless by AIG against and from any loss, cost, liability, or expense (including attorneys' fees) that may be imposed upon or incurred by such Covered Person in connection with or resulting from any action, suit or proceeding to which such Covered Person may be a party or in which such Covered Person may be involved by reason of any action taken or omitted to be taken under the Plan and against and from any and all amounts paid by such Covered Person, with AIG's approval, in settlement thereof, or paid by such Covered Person in satisfaction of any judgment in any such action, suit or proceeding against such Covered Person, *provided* that AIG shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and, once AIG gives notice of its intent to assume the defense, AIG shall have sole control over such defense with counsel of AIG's choice. The foregoing right indemnification shall not be available to a Covered Person to the extent that a court of competent jurisdiction in a final judgment or other final adjudication, in either case, not subject to further appeal, determines that the acts or omissions of such Covered Person giving rise to the indemnification claim resulted from such Covered Person's bad faith, fraud or willful misconduct. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which Covered Persons may be entitled under AIG's Restated Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that AIG may have to indemnify such persons or hold them harmless.

If the Compensation Committee shall at any time determine that any consent (as hereinafter defined) is necessary or desirable as a condition of, or in connection with, the granting of any units, contingent allocation of any Allocated AIG Stock, the delivery of shares of AIG Stock or the delivery of any cash, securities or other property under the Plan, or the taking of any other action thereunder (each such action, a "plan action"), then such plan action shall not be taken, in whole or in part, unless and until such consent shall have been effected or obtained to the full satisfaction of the Compensation Committee. The Compensation Committee may direct that any certificate evidencing AIG Stock delivered pursuant to the Plan shall bear a legend setting forth such restrictions on transferability as the Compensation Committee may determine to be necessary or desirable, and may advise the transfer agent to place a stop transfer order against any legended shares.

The term "consent" as used in this paragraph includes (A) any and all listings, registrations or qualifications in respect thereof upon any securities exchange or under any federal, state, or local law, or law, rule or regulation of a jurisdiction outside the United States, (B) any other matter, which the Compensation Committee may deem necessary or desirable to comply with the terms of any such listing, registration or qualification or to obtain an exemption from the requirement that any such listing, qualification or registration be made, (C) any and all other consents, clearances and approvals in respect of a plan action by any governmental or other regulatory body or any stock exchange or self-regulatory agency and (D) any and all consents required by the Compensation Committee. Nothing herein shall require AIG to list, register or qualify the shares of AIG Stock on any securities exchange.

The Compensation Committee's determinations under the Plan need not be uniform and may be made by it selectively among persons who receive, or are eligible to receive, benefits under the Plan (whether or not such persons are similarly situated). Without limiting the generality of the foregoing, the Compensation Committee shall be entitled, among other things, to make non-uniform and selective determinations as to (1) the persons to become Participants and (2) whether a Participants employment with Employer has been terminated (as described in section 11).

11. DETERMINATION OF EMPLOYMENT

Nothing contained in the Plan or in any participation granted pursuant to the Plan shall confer on any Participant any right to be continued in the employ of the Employer or to be included in any future plans of a similar nature.

The Compensation Committee shall have the right to determine itself with respect to any Participant the commencement date or termination date of such Participant's employment with the Employer solely for purposes of the Plan, separate and apart from any such determination as may be made by AIG, its subsidiaries or affiliates with respect to the individual's employment.

12. GOVERNING LAW; WAIVER OF SUIT; CONFIDENTIALITY

Any dispute, controversy or claim between AIG and a Participant, arising out of or relating to or concerning the Plan or any allocation, shall be finally settled by arbitration in New York City before, and in accordance with the rules then obtaining of, the New York Stock Exchange, Inc. (the "*NYSE*") or, if the NYSE declines to arbitrate the matter (or if the matter otherwise is not arbitrable by it), the American Arbitration Association (the "*AAA*") in accordance with the commercial arbitration rules of the AAA. Prior to arbitration, all claims maintained by a Participant must first be submitted to the Compensation Committee in accordance with claims procedures determined by the Compensation Committee. This Paragraph is subject to the other provisions of section 12 below.

AIG and each Participant hereby irrevocably submit to the exclusive jurisdiction of a state or federal court of appropriate jurisdiction located in the Borough of Manhattan, the City of New York over any suit, action or proceeding arising out of or relating to or concerning the Plan or any allocation that is not otherwise arbitrated or resolved according to the foregoing paragraph. AIG and each Participant acknowledge that the forum designated by this section has a reasonable relation to the Plan and to such Participant's relationship with AIG.

AIG and each Participant waive, to the fullest extent permitted by applicable law, any objection which AIG and such Participant now or hereafter may have to personal jurisdiction or to the laying of venue of any such suit, action or proceeding in any court referred to in this section. AIG and each Participant undertake not to commence any action, suit or proceeding arising out of or relating to or concerning the Plan or any allocation in any forum other than a forum described in this section.

Each Participant irrevocably appoints the Secretary of AIG at 70 Pine Street, New York, New York 10270, U.S.A. as his or her agent for service of process in connection with any action, suit or proceeding arising out of or relating to or concerning the Plan or any allocation that is not otherwise arbitrated or resolved according to the first paragraph of this section 12. The Secretary shall promptly advise the Participant of any such service of process.

Each Participant recognizes and agrees that prior to being selected by the Compensation Committee to receive an allocation he/she has no right to any benefits under the Plan. Accordingly, in consideration of each Participant's receipt of an allocation, he/she expressly waives any right to contest the amount of such allocation, the terms of such allocation, any determination, action or omission made by the Compensation Committee, AIG or the board of directors of AIG, or any amendment to the Plan.

Each Participant must keep confidential any information concerning any allocation made under the Plan and any dispute, controversy or claim relating to the Plan, except that a Participant may disclose information concerning a dispute or claim to the court that is considering such dispute or to such Participant's legal counsel (provided that such counsel agrees not to disclose any such information other than as necessary to the prosecution or defense of the dispute).

RECEIVED
FEB 17 2006
KATHLEEN E. SHANNON

Dear Ms. Shannon, 2-15-06

I have been following recent developments at AIG with great interest. As a long-time shareholder I had been disturbed by the accounting problems and steep drop in the stock price. This led to the submission of my shareholder proposal on executive pay ("Recoup unearned management bonuses").

In recent weeks I see that the company has taken several positive steps, including hiring Mr. Willumstad as a new director. AIG will also apparently soon settle (for a large fine) the matters with regard to the accounting mis-statements. According to recent articles in Barrons, N.Y. Times, etc. the company is moving in the right direction with regard to positive changes; also pursuing C.V. Starr and former executives in Bermuda for various matters (N.Y. Times 1-28-06).

As such I believe my resolution, while not being specifically addressed by the company, is not purposeful at this time. I ask that you would withdraw it from the 2006 proxy. I hope the company will continue to improve its corporate governance, especially with regard to board independence.

Sincerely,

Kenneth Steiner
14 Stoner Ave., Apt. 2M
Great Neck, NY 11021-2100

516-482-5262
[redacted]

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

February 22, 2006

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. - Withdrawal of Request for No-Action Letter Regarding Shareholder Proposal by Kenneth Steiner

Dear Sir/Madam:

American International Group, Inc. (the "Company") notified the staff of the Division of Corporate Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") by prior letter, dated January 13, 2006 (the "Request"), of the Company's intention to omit from its proxy card and 2006 proxy statement (the "Proxy Materials") the proposal submitted by Kenneth Steiner. The Request, which omits the attachments previously provided to the Staff, is attached hereto as Annex A.

The Company hereby notifies the Staff that Mr. Steiner has voluntarily withdrawn the Proposal (as such term is defined in the Request). Accordingly, the Company respectfully withdraws the Request. A copy of Mr. Steiner's letter to the Company withdrawing the Proposal is attached as Annex B.

As required by Rule 14a-8(j) under the Securities Exchange Act, as amended, a copy of this letter and its attachments is also being concurrently mailed to Mr. Steiner to inform him of the Company's withdrawal of the Request.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed stamped envelope. If you have any questions or need any additional information, please telephone the undersigned at (212) 770-5123 or, in the undersigned's absence, Eric N. Litzky at (212) 770-6918.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

(Enclosures)

cc: Eric N. Litzky (American International Group, Inc.)
John Chevedden
Kenneth Steiner

Annex A

Please see attached.

AMERICAN INTERNATIONAL GROUP, INC.
70 PINE STREET
NEW YORK, NY 10270

KATHLEEN E. SHANNON
SENIOR VICE PRESIDENT, SECRETARY
AND DEPUTY GENERAL COUNSEL

TEL: 212-770-5123
FAX: 212-785-1584
KATHLEEN.SHANNON@AIG.COM

January 13, 2006

Securities and Exchange Commission,
Division of Corporation Finance,
Office of Chief Counsel,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Re: American International Group, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is submitted by American International Group, Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to a proposal submitted for inclusion in the Company's proxy card and 2006 proxy statement (the "Proxy Materials") for its 2006 annual meeting of shareholders by Kenneth Steiner, naming John Chevedden as his designated representative (the "Proponent"). The proposal (the "Proposal") and the accompanying supporting statement (the "Supporting Statement") are attached to this letter as Annex A.

The Company believes that the Proposal should be omitted from the Proxy Materials for the following reasons:

1. the Proponent has submitted more than one proposal;

2. the Proposal may be omitted as the Company would not have the power to implement the Proposal; and

3. the Proposal has already been substantially implemented.

In accordance with Rule 14a-8(j) under the Exchange Act, the Company hereby gives notice of its intention to omit the Proposal and Supporting Statement from the Proxy Materials and hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from the Proxy Materials.

This letter constitutes the Company's statement of the reasons why it deems this omission to be proper. Enclosed are five additional copies of this letter, including the annexed Proposal and Supporting Statement.

The Proposal

The Proposal states:

"RESOLVED: Shareholders request our board of directors to adopt a policy whereby, in the event of a restatement of financial results, our board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of our company all such bonuses or awards to the extent that these performance targets were not achieved.

This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

Grounds for Omission

1. ***The Proponent has submitted more than one proposal (Rule 14a-8(c))***

At the outset, the Company respectfully directs the Staff's attention to the fact that this Proposal is one of two submitted to the Company this year by the Proponent, acting as proxy for two shareholders. Attached as Annex B is a copy of the second proposal. Despite a request for clarification, the Proponent failed to narrow his submission to one proposal. (Attached as Annex C is the letter to the Proponent and attached as Annex D is the Proponent's response.)

The Proponent himself does not qualify under Rule 14a-8(b) as an eligible proponent. By serving as proxy to other shareholders, this same Proponent has consistently evaded the prohibition on submissions of more than one proposal by a single shareholder. See The Boeing Co. (March 2, 2002); Northrop Grunman Corp. (March 22, 2002); Southwest Airlines Co. (March 13, 2001). Notwithstanding the fact that the Staff has not expressed its agreement with these grounds for exclusion in the past, we believe that the fact that the Proponent continues to disregard Rule 14a-8(c) and engage in this practice should cause the Staff to consider our request on these grounds. In particular, we believe exclusion on these grounds is important to protecting the purpose and intent of Rule 14a-8(c).

Due to the Proponent's submission of more than one proposal, the Company respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal and Supporting Statement are omitted on this basis.

2. ***The Proposal may be omitted as the Company would not have the power to implement the Proposal (Rule 14a-8(i)(6))***

The Proposal is beyond the legal power of the Company to implement under Rule 14a-8(i)(6) because implementation of the Proposal would cause the Company to unilaterally breach the terms of employment agreements with its senior executives. See Galaxy Foods Company (reconsidered October 12, 1999); NetCurrents Inc. (reconsidered June 1, 2001).

The second paragraph of the Proposal directs the Company to adopt enabling or consistent text in all applicable employment agreements and compensation plans in order to effectuate the recoupment policy. This paragraph essentially mandates that the Company unilaterally amend its existing senior executive employment agreements. The Company has entered into binding employment agreements with three of its senior executives (the "Senior Executives").

Attached are the following: (1) Annex E - a copy of the agreement governing the employment of President and Chief Executive Officer, Martin J. Sullivan; (2) Annex F - a copy of the agreement governing the employment of Executive Vice Chairman and Chief Operating Officer, Donald P. Kanak; and (3) Annex G - a copy of the agreement governing the employment of Executive Vice President and Chief Financial Officer, Steven J. Bensinger. The employment agreements in Annex E through Annex G are collectively identified as the "Agreements."

Section 4(b) of each of the Agreements entitles each of the Senior Executives to a bonus based on the attainment of certain targets. There is no provision in the Agreements that requires the Company to recoup bonuses should financial results be restated. Therefore, as the Proposal requires, an amendment to the Agreements would be necessary in order to implement the Proposal.

Under Section 15(d) of the Agreements, the Agreements "may not be altered, modified or amended" except by a written instrument signed by the parties thereto. Contrary to the requirements of the Proposal, the Company may not unilaterally amend the Agreements.

By amending the Agreements, the Company would violate the express terms of the Agreements. Because unilateral modification by the Company would be a breach of its obligations, the Company lacks the power and authority to implement the Proposal.

In the past, the Staff has not recommended action against companies that excluded shareholder proposals that would cause the company to breach existing agreements or arrangements. See Liz Claiborne (March 18, 2002); NetCurrents Inc. (reconsidered June 1, 2001); BankAmerica Corp. (February 24, 1999).

For the foregoing reasons, the Company believes that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(6).

3. ***The Proposal has already been substantially implemented (Rule 14a-8(i)(10))***

Rule 14a-8(i)(10) under the Exchange Act permits the exclusion of a shareholder proposal from a company's proxy materials "if the company has already substantially implemented the proposal." In applying this standard, the Commission has indicated the proposal need not be "fully effected" by the registrant, so long as it has been "substantially implemented." Release No. 34-20091, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. ¶83,417 (August 16, 1983). Accordingly, Rule 14a-8(i)(10) permits exclusion of a shareholder proposal when a registrant has implemented the essential objective of the proposal, even where there is not exact correspondence between the actions sought by the shareholder proponent and the registrant's actions. See AMR Corporation (April 17, 2000) ("AMR"); Masco Corporation (March 29, 1999) ("Masco"); Erie Indemnity Company (March 15, 1999).

The primary purpose of the Proposal is to review all performance based bonuses and other awards that were made to senior executives during a period of restatement and to recoup any to the extent targets were not met. The Company has already met these objectives, and therefore seeks to exclude the Proposal. See Humana Inc. (February 27, 2001); AMR; Masco; BankAmerica Corporation (February 10, 1997).

Under the Company's Senior Partners Plan, attached as Annex H, the Compensation Committee has the authority to adjust the dollar value of "senior partner units" awarded under the Senior Partner Plans for any restatements. In addition, under the Company's 2005/2006 Deferred Compensation Profit Participation Plan, attached as Annex I, the Compensation Committee may adjust the earnings-per-share threshold that must be satisfied under the plan for AIG common stock to be allocated in the event of a restatement in earnings per share for the relevant period. Both of these plans provide awards to key AIG executives, including its senior executives.

The Senior Partners Plan and the 2005/2006 Deferred Compensation Profit Participation Plan are the two principal employee benefit plans for the Company's senior executives. The vast bulk of the senior executives' compensation is derived from these plans. As a result of the "clawback" provisions in these plans, we believe that the primary objective of the Proposal has been met.

For the foregoing reasons, the Company believes

that it may omit the Proposal from the Proxy Materials under Rule 14a-8(i)(10).

Conclusion

In accordance with Rule 14a-8(j), the Company is contemporaneously notifying the Proponent, by copy of this letter including Annexes A through I of its intention to omit the Proposal from its Proxy Materials.

The Company anticipates that it will mail its definitive Proxy Materials to shareholders on or about April 4, 2006.

The Company hereby respectfully requests that the Staff indicate that it will not to recommend enforcement action to the Commission if the Proposal and Supporting Statement are excluded from the Company's Proxy Materials for the reasons set forth above.

If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 770-5123 or, in the undersigned's absence, Eric N. Litzky at (212) 770-6918.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of the letter and returning it in the enclosed self-addressed stamped envelope.

Very truly yours,

Kathleen E. Shannon

Kathleen E. Shannon

Senior Vice President,
Secretary and Deputy General Counsel

(Enclosures)

cc: Eric N. Litzky
(American International Group, Inc.)
John Chevedden
Kenneth Steiner

Annex B

Please see attached.

CFLETTERS

From: J [olmsted7p@earthlink.net]
Sent: Wednesday, January 18, 2006 11:00 PM
To: CFLETTERS
Cc: Kathleen E. Shannon
Subject: Re American International Group, Inc. (AIG) No-Action Request Kenneth Steiner

Re American International Group, Inc. (AIG) No-Action Request Kenneth Steiner

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 18, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

American International Group, Inc. (AIG) Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Recoup Unearned Management Bonuses
Shareholder: Kenneth Steiner

Ladies and Gentlemen:

This is an initial response to the American International Group January 13, 2006 no action request.

The company failed to include complete documentation with its no action request. For instance it did not include Mr. Kenneth Steiner's December 8, 2005 broker letter. Additionally the company did not submit any communication that it was displeased with Mr. Steiner's December 8, 2005 broker letter. Therefore Mr. Kenneth Steiner is clearly the proponent of this proposal.

In Hewlett-Packard Company (December 22, 2005) HP did not obtain concurrence under rule 14a-8(i)(6) and rule 14a-8(i)(10) concerning the same topic of this proposal.

The text of the proposal to American International Group states:
"3 Recoup Unearned Management Bonuses

"RESOLVED: Shareholders request our board of directors to adopt a policy whereby, in the event of a restatement of financial results, our board will review all bonuses and other awards that were made to senior executives on the basis of having met or exceeded performance targets during the period of the restatement and will recoup for the benefit of our company all such bonuses or awards to the extent that these performance targets were not achieved.

"This would include that all applicable employment agreements and compensation plans adopt enabling or consistent text in an expedited manner as soon as feasibly possible. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing contracts and pay plans."

The proposal calls for a policy which is defined as "an overall plan, principle, or guideline" according to Merriam-Webster's Dictionary of Law ©1996.

The company could start implementing this proposal policy almost immediately with new Senior Executives and then apply it to current Senior Executives as they receive new employment contracts. Eventually all Senior Executives could have employment contracts that begin after an adoption date of this proposal.

The company has provided no guarantee that any Senior Executive with an employment agreement today will be employed by the company on the day of the annual meeting. The company does not claim that it cannot hire Senior Executives between now and the annual meeting that would have an employment agreement. And the company does not claim that it cannot begin drafting employment agreements now in anticipation of adopting this proposal.

The company does not claim that current Senior Executives with employment agreements and having incentive plans would not accept a recoup provision voluntarily simply because it is good policy and furthermore they are now confident that the company routinely achieves the performance that the company reports.

There is no retroactive clause in the proposal.

The proposal calls for a policy which is defined as "an overall plan, principle, or guideline" according to Merriam-Webster's Dictionary of Law ©1996. The company does not claim that its Senior Partners Plan and Deferred Compensation Profit Participation Plan are policies. Hence the company has no policy for guidance on this topic should these two Plans be amended or superceded.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Kenneth Steiner
Kathleen E. Shannon <kathleen.shannon@aig.com>